As filed with the Securities and Exchange Commission on December 18, 2008

Registration Nos. 333-            /811-01902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 34

SEPARATE ACCOUNT FUND B

(Exact Name of Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY

(Name of Depositor)

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-0001

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (319) 355-8583

Darin D. Smith, Esq.

Transamerica Life Insurance Company

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address for Agent of Service)

Copy to:

Frederick R. Bellamy, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, NW

Washington, DC 20004-2415

Title of Securities Being Registered: Individual Variable Annuity Contracts

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus and Statement of Additional Information for Transamerica Occidental’s Separate Account Fund B are hereby incorporated by reference to the Post-Effective Amendment No. 33 to the Form N-4 Registration Statement (File Nos. 2-34221/811-01902) filed January 29, 2004.

SEPARATE ACCOUNT FUND B

Individual Equity Investment Fund Contracts

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(originally issued by Transamerica Occidental Life Insurance Company)

SUPPLEMENT DATED DECEMBER 18, 2008

TO PROSPECTUS DATED MARCH 29, 2004

This supplement updates information in, and should be read in conjunction with, the prospectus dated March 29, 2004, describing the variable annuity contracts (“Contracts”), which are called Individual Equity Investment Fund Contracts, that were originally issued by Transamerica Occidental Life Insurance Company and funded through Transamerica Occidental’s Separate Account Fund B. You can obtain a copy of the prospectus for your Contract by calling us at (800) 525-6205 or by writing Transamerica Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road, NE, Cedar Rapids, Iowa, 52499-0001.

MERGER

On October 1, 2008, Transamerica Occidental Life Insurance Company (“Transamerica Occidental”) merged into its affiliate Transamerica Life Insurance Company “(Transamerica Life”) . Upon consummation of the merger, Transamerica Occidental’s separate corporate existence ceased by operation of law, and Transamerica Life assumed legal ownership of all of the assets of Transamerica Occidental, including Transamerica Occidental’s Separate Account Fund B and its assets. As a result of the merger, Transamerica Life also became responsible for all liabilities and obligations of Transamerica Occidental, including those created under the Contracts. The Contracts have thereby become variable annuity contracts funded by a separate account of Transamerica Life, and each Contract owner has thereby become a contract owner of Transamerica Life. Thus, references to Transamerica Occidental Life Insurance Company in the March 29, 2004 prospectus (and the related statement of additional information also dated March 29, 2004) should generally be treated as references to Transamerica Life Insurance Company.

Please note that the merger does not affect the provisions of, or your rights under, your Contract, it does not cause you to incur any additional income tax, and it does not cause you to be charged any additional fees or expenses. You may contact Transamerica Life Insurance Company at (800) 525-6205 if you have any questions about the merger.

Another affiliate, Life Investors Insurance Company of America, also merged into Transamerica Life on or about October 2, 2008.

* * * * *

The following hereby supplements the prospectus and replaces any inconsistent information:

Introductory Page:

Separate Account Fund B

(formerly, Transamerica Occidental’s Separate Account Fund B)

Individual Equity Investment Fund Contracts

for Tax Deferred Individual Retirement Plans

Issued by

Transamerica Life Insurance Company

(formerly, Transamerica Occidental Life Insurance Company)

Administrative and Service Office:

4333 Edgewood Road, NE

Cedar Rapids, Iowa 52499-0001

1-877-717-8861

“Terms Used in This Prospectus” beginning on page 1 of the prospectus:

•

Add the following term, and replace all references to the “Transamerica Annuity Service Center” (and any contact information therefor) in the prospectus (and in the related Statement of Additional Information dated March 29, 2004) with references to the “Administrative and Service Office.”

Administrative and Service Office—Transamerica Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499-0001, (800) 525-6205.

•

Delete the term “ATSF” and its definition, and replace all references to “ATSF” in the prospectus (and in the related Statement of Additional Information dated March 29, 2004) with references to “Transamerica Series Trust.”

•	Replace the definition of “Valuation Period” with the following:

Valuation Period—The period of time from the close of normal trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time on each Valuation Date) on one Valuation Date to the close of normal trading on the New York Stock Exchange on the next Valuation Date.

“Fee Table” beginning on page 3 of the prospectus:

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the contract. The first table describes the fees and expenses that you

2

will pay at the time that you make purchase payments (“deposits”) under the Contracts. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

Sales Load Imposed on Purchases (as a percentage of each deposit)

Total Deposits Under the Contract	Sales Expense
First $15,000	6.50%
Next $35,000	4.50%
Next $100,000	2.00%
Excess	0.50%

Administrative Expense Imposed on Purchases (as a percentage of each deposit)

Total Deposits Under the Contract	Administrative Expense
First $15,000	2.00%
Next $35,000	1.50%
Next $100,000	0.75%
Excess	0.00%

Maximum Total Contact Owner Transaction Expenses(1)

Total Deposits Under the Contract	Total Contract Owner Transaction Expenses as a % of Total Deposits
First $15,000	8.50%
Next $35,000	6.00%
Next $100,000	2.75%
Excess	0.50%

(1)	Premium taxes are not shown. Charges for premium taxes, if any, are deducted when paid, which may be upon annuitization. In certain states, a premium tax charge will be deducted from each deposit.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Transamerica Equity II VP portfolio fees and expenses. (Separate Account Fund B invests exclusively in the Transamerica Equity II VP portfolio of the Transamerica Series Trust.)

Separate Account Annual Expenses (as a percentage of average daily net assets of Separate Account Fund B)

Mortality and Expense Risk Charge	1.00%
Other Expenses	0.00%
Total Separate Account Annual Expenses	1.00%

3

The next table shows the total operating expenses charged by the Transamerica Equity II VP portfolio during the fiscal year ended December 31, 2007. Expenses of the Transamerica Equity II VP portfolio may be higher or lower in the future. More detail concerning the fees and expenses of the Transamerica Equity II VP portfolio is contained in the prospectus for the portfolio.

Total Annual Transamerica Equity II VP Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.47%

Net Annual Transamerica Equity II VP Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses, after contractual waiver of fees and expenses)(3)	0.30%

(3)	The Net Annual Transamerica Equity II VP Operating Expenses take into account a contractual arrangement for Transamerica Equity II VP that requires the investment adviser for the Transamerica Equity II VP portfolio to reimburse or waive portfolio expenses until April 30, 2009.

EXAMPLES

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, separate account annual expenses, and the Transamerica Equity II VP portfolio fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$987	$1,275	$1,584	$2,458

Please remember that the Examples are illustrations and do not represent past or future expenses. Your actual expenses may be higher or lower than those reflected in the Examples. Similarly, your rate of return may be more or less than the 5% assumed in the Examples.

The following hereby supplements and replaces any inconsistent information in the “Transamerica Occidental Life Insurance Company and Fund B” section of the prospectus (beginning on page 5):

Transamerica Life Insurance Company and Separate Account Fund B

Transamerica Life Insurance Company

Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961, under the name NN Investors Life Insurance Company, Inc., and is engaged in the sale of life and health insurance policies and annuity contracts. Transamerica Life Insurance Company is a wholly-owned indirect subsidiary of Transamerica Corporation, which conducts

4

most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. Transamerica Corporation is a wholly-owned indirect subsidiary of AEGON, N.V. of the Netherlands, the securities of which are publicly traded. AEGON N.V. is a holding company and conducts its business through subsidiary companies engaged primarily in the insurance business. Transamerica Life Insurance Company is licensed in all states, except New York, and in the District of Columbia and Guam.

Effective October 1, 2008, Transamerica Life, located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52499, is the depositor of Separate Account Fund B, replacing Transamerica Occidental Life Insurance Company in that capacity. Transamerica Life is obligated to pay all benefits under the Contracts.

Before October 1, 2008, the Contracts were issued by Transamerica Occidental Life Insurance Company (“Transamerica Occidental”), an Iowa stock life insurance company incorporated on June 30, 1906, as Occidental Life Insurance Company of California. The Contracts were funded by Transamerica Occidental’s Separate Account Fund B, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On October 1, 2008, Transamerica Occidental merged into its affiliate Transamerica Life Insurance Company. Upon consummation of the merger Transamerica Occidental’s separate corporate existence ceased by operation of law, and Transamerica Life Insurance Company assumed legal ownership of all the assets of Transamerica Occidental, including Transamerica Occidental’s Separate Account Fund B and its assets. Pursuant to the merger, therefore, Transamerica Occidental’s Separate Account Fund B become a separate account of Transamerica Life Insurance Company. As a result of the merger, Transamerica Life Insurance Company also became responsible for all liabilities and obligations of Transamerica Occidental, including those created under the Contracts as initially issued by Transamerica Occidental and outstanding on the date of the merger. Each such Contract has thereby become a variable annuity contract funded by a separate account of Transamerica Life, and each Contract owner thereof has become a contract owner of Transamerica Life Insurance Company.

Separate Account Fund B

Separate Account Fund B (formerly, Transamerica Occidental’s Separate Account Fund B) is a separate investment account of Transamerica Life Insurance Company, established under the laws of California on June 26, 1968.

The following hereby supplements and replaces any inconsistent information in the “Underwriter” section of the prospectus (see page 10):

Transamerica Capital, Inc. (“TCI”) is the principal underwriter for the contracts. TCI’s home office is located at 4600 S. Syracuse Street, Suite 1100, Denver, Colorado 80237. TCI is an affiliate of Transamerica Life, and is an indirect, wholly owned subsidiary of AEGON USA.

5

The following hereby supplements and replaces any inconsistent information in the “Surrender of a Contract” section (beginning on page 10) of the prospectus:

A written request by the Contract Owner for either a withdrawal from or the surrender of Accumulation Account Value must be received at the Administrative and Service Office. Mail such request to 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499-0001.

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a deposit and/or “freeze” a Contract Owner’s account. If these laws apply in a particular situation, then we would not be allowed to pay any request for withdrawals, surrenders, or death benefits—or to continue making annuity payments—absent instructions from the appropriate regulators. We may also be required to provide additional information about you or your account to government agencies or departments.

6

SEPARATE ACCOUNT FUND B

Individual Equity Investment Fund Contracts

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(originally issued by Transamerica Occidental Life Insurance Company)

SUPPLEMENT DATED DECEMBER 18, 2008

TO STATEMENT OF ADDITIONAL INFORMATION DATED MARCH 29, 2004

The following hereby supplements the Statement of Additional Information and replaces any inconsistent information.

•	INTRODUCTORY PAGE:

Separate Account Fund B

(formerly, Transamerica Occidental’s Separate Account Fund B)

Individual Equity Investment Fund Contracts

for Tax Deferred Individual Retirement Plans

Issued by

Transamerica Life Insurance Company

(formerly, Transamerica Occidental Life Insurance Company)

This Statement of Additional Information (“SAI”) expands upon subjects discussed in the current prospectus for the Individual Equity Investment Fund Contracts for tax deferred individual retirement plans (each a “Contract”) issued through Separate Account Fund B (formerly, Transamerica Occidental’s Separate Account Fund B) offered by Transamerica Life Insurance Company (formerly, Transamerica Occidental Life Insurance Company). (Note: The Contracts are no longer for sale to new purchasers.) You can obtain a copy of the prospectus for your Contract by calling us at 800-525-6205 or by writing Transamerica Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road, NE, Cedar Rapids, Iowa, 52499-0001. Terms used in this SAI have the same meanings as in the current prospectus for the Contracts.

This SAI is not a prospectus and should be read only in conjunction with the prospectuses for the Contracts and the Transamerica Equity II VP portfolio of Transamerica Series Trust.

•	GENERAL INFORMATION AND HISTORY:

On October 1, 2008, Transamerica Occidental Life Insurance Company (“Transamerica Occidental”) merged into its affiliate Transamerica Life Insurance Company “(Transamerica Life”) . Upon consummation of the merger, Transamerica Occidental’s separate corporate existence ceased by operation of law, and Transamerica Life assumed legal ownership of all of the assets of Transamerica Occidental, including Fund B and its assets. As a result of the merger, Transamerica Life also became responsible for all liabilities and obligations of Transamerica Occidental, including those created under the Contracts. The Contracts have thereby become variable annuity contracts funded by a separate account of Transamerica Life, and each Contract owner has thereby become a contract owner of Transamerica Life.

Transamerica Life holds the assets of Fund B physically segregated and apart from its general account. Transamerica Life maintains records of all purchases and sales of Transamerica Equity II VP portfolio shares by Fund B.

•	SERVICES:

Independent Registered Public Accounting Firm

The financial statements of Fund B at December 31, 2007, and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company, and Life Investors Insurance Company of America (which, merged into its affiliate Transamerica Life Insurance Company, on October 2, 2008), at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, appearing herein, have been audited by Ernst & Young, LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, an Independent Registered Public Accounting Firm, as set forth in the firm’s respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

•	UNDERWRITER:

Transamerica Capital, Inc. (“TCI”) is the principal underwriter for the contracts. TCI’s home office is located at 4600 S. Syracuse Street, Suite 1100, Denver, Colorado 80237. TCI is an affiliate of Transamerica Life, and is an indirect, wholly owned subsidiary of AEGON USA.

•	Add to page 2 after the section “Underwriter”:

Legal Matters

Darin D. Smith, General Counsel of Transamerica Life Insurance Company, has provided legal advice on certain matters in connection with issuance of the Contracts.

2

•	FINANCIAL STATEMENTS:

The statutory-basis financial statements and schedules of Transamerica Occidental Life Insurance Company, Transamerica Life Insurance Company, and Life Investors Insurance Company of America, (which merged into its affiliate Transamerica Life on or about October 2, 2008), which are included in this Statement of Additional Information, should be distinguished from the financial statements of Fund B and should be considered only as bearing on the ability of Transamerica Life Insurance Company to meet its obligations under the Policies. They should not be considered as bearing on the safety or the investment performance of the assets held in Fund B.

INDEX TO FINANCIAL STATEMENTS

Transamerica Life Insurance Company

Report of Independent Auditors

Balance Sheets—Statutory Basis—as of December 31, 2007 and December 31, 2006

Statements of Operations—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005

Statement of Change in Capital and Surplus—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005

Statements of Cash Flow—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005

Notes to Financial Statements—Statutory Basis

Statutory Basis Financial Statement Schedules

Summary of Investments—Other than Investments in Related Parties

Supplementary Insurance Information

Reinsurance

Transamerica Life Insurance Company (for mergers of Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America with Transamerica Life Insurance Company)

Pro Forma Unaudited Statutory Basis Financial Statements

Consolidated Statutory Balance Sheet as of December 31, 2007

Consolidated Statutory Income Statement for the years ended December 31, 2007, 2006 and 2005

Notes to Pro Forma Financial Statements

Transamerica Occidental Life Insurance Company

Report of Independent Auditors

Balance Sheets—Statutory Basis—as of December 31, 2007 and December 31, 2006

Statements of Operations—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005

Statement of Change in Capital and Surplus—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005

Statements of Cash Flow—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005

Notes to Financial Statements—Statutory Basis

Statutory Basis Financial Statement Schedules

Summary of Investments—Other than Investments in Related Parties

Supplementary Insurance Information

Reinsurance

Life Investors Insurance Company of America

Report of Independent Auditors

Balance Sheets—Statutory Basis—as of December 31, 2007 and December 31, 2006

Statements of Operations—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005

Statement of Change in Capital and Surplus—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005

Statements of Cash Flow—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005

Notes to Financial Statements—Statutory Basis

Statutory Basis Financial Statement Schedules

Summary of Investments—Other than Investments in Related Parties

Supplementary Insurance Information

Reinsurance

Separate Account Fund B (formerly, Transamerica Occidental’s Separate Account Fund B)

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities at December 31, 2007

Statements of Operations for the year ended December 31, 2007

Statements of Changes in Net Assets for the periods ended December 31, 2007 and 2006

Notes to Financial Statements

* * * * *

3

Unaudited Pro Forma Condensed Financial Information

The following schedules show financial information after giving effect to the mergers of Life Investors Insurance Company of America and Transamerica Occidental Life Insurance Company into Transamerica Life Insurance Company as if those mergers had occurred on an earlier date (which we refer to as “pro forma” information).

In presenting the pro forma balance sheet, we assumed that the mergers had occurred by December 31, 2007. In presenting the pro forma income statement information for each of the three years ended December 31, 2007, we assumed that the mergers had occurred on January 1, 2005, January 1, 2006, and January 1, 2007, respectively.

The unaudited pro forma condensed financial data are not intended to represent or to be indicative of our consolidated results of operations or financial position that we would have reported had the mergers occurred as of the dates presented, and should not be taken as a representation of our future consolidated results of operations or financial position. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and/or cost savings that we may achieve with respect to the combined companies.

The unaudited pro forma condensed financial data should be read in conjunction with the historical financial statements and accompanying notes of Life Investors Insurance Company of America, Transamerica Occidental Life Insurance Company, and Transamerica Life Insurance Company, which are included in this Statement of Additional Information in this registration statement on Form N-4.

Proforma Unaudited Consolidated Statutory Balance Sheet

Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company

and Life Investors Insurance Company of America

As of December 31, 2007

		TOLIC	LIICA	TLIC	Elimination		TLIC Dec 31, 2007 Total
ASSETS
1.	Bonds	$16,471,095,521	$6,976,787,445	$28,499,852,882	$0		$51,947,735,848
2.	Stocks:
	2.1 Preferred stocks	554,862,947	145,648,034	1,329,680,509			2,030,191,490
	2.2 Common stocks	2,227,768,280	12,382,045	260,304,528	(1,685,599,498)	A	814,855,355
3.	Mortgage loans on real estate:
	3.1 First liens	4,545,013,789	1,080,994,130	6,038,593,884			11,664,601,803
	3.2 Other than first liens	0	0	0			0
4.	Real estate
	4.1 Properties occupied by the company	0	71,309,002	6,160,325			77,469,327
	4.2 Properties held for production of income	186,207	37,275,908	2,463,189			39,925,304
	4.3 Properties held for sale	8,812,169	693,481	20,268,161			29,773,811
5.	Cash, cash equivalents and short-term investments	574,047,643	157,173,685	1,182,364,444	(60,900,000)	E	1,852,685,772
6.	Contract loans (including $ 0 premium notes)	390,493,955	207,383,207	92,977,680			690,854,842
7.	Other invested assets	1,832,339,752	249,165,460	2,152,611,049			4,234,116,261
8.	Receivable for securities	1,799,374	849,084	55,362,935			58,011,393
9.	Aggregate write-ins for invested assets	0	0	0			0

10.	Subtotals, cash and invested assets (Lines 1 to 9)	26,606,419,637	8,939,661,481	39,640,639,586	(1,746,499,498)		73,440,221,206

11.	Title plants less $......0 charged off (for Title insurers only)	0	0	0	0		0
12.	Investment income due and accrued	295,138,837	93,437,711	767,992,938			1,156,569,486
13.	Premiums and considerations:
	13.1 Uncollected premiums and agents’ balances in course of collection	120,328,047	(511,278)	6,629,403			126,446,172
	13.2 Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $0 earned but unbilled premiums)	123,325,884	28,212,751	14,193,127			165,731,762
	13.3. Accrued retrospective premiums	0	0	0			0
14.	Reinsurance:
	14.1 Amounts recoverable from reinsurers	67,100,681	6,888,631	4,763,923			78,753,235
	14.2 Funds held by or deposited with reinsured companies	57,060,075	0	70,000			57,130,075
	14.3 Other amounts receivable under reinsurance contracts	194,609,658	562	243,730			194,853,950
15.	Amounts receivable relating to uninsured plans	0	0	0			0
16.1	Current federal and foreign income tax recoverable and interest thereon	0	0	0			0
16.2	Net deferred tax asset	132,025,702	65,663,340	139,589,476			337,278,518
17.	Guaranty funds receivable or on deposit	323,361	580,105	3,496,937			4,400,403
18.	Electronic data processing equipment and software	0	0	0			0
19.	Furniture and equipment, including health care delivery assets ($0)	0	0	0			0
20.	Net adjustment in assets and liabilities due to foreign exchange rates	0	0	0			0
21.	Receivable from parent, subsidiaries and affiliates	169,099,032	105,565,050	69,693,839	(62,722,047)	E	281,635,874
22.	Health care ($0) and other amounts receivable	0	0	0			0
23.	Aggregate write-ins for other than invested assets	469,782,109	283,386,232	101,887,416	(134,210,826)	D	720,844,931

24.	Total assets excluding Separate Accounts business (Lines 10 to 23)	28,235,213,023	9,522,884,585	40,749,200,375	(1,943,432,371)		76,563,865,612

25.	From Separate Accounts Statement	2,776,744,947	505,064,943	32,759,905,182	0		36,041,715,072

26.	Total (Lines 24 and 25)	$31,011,957,970	$10,027,949,528	$73,509,105,557	$(1,943,432,371)		$112,605,580,684

DETAILS OF ASSET WRITE-INS (Line 9)
		$0	$0	$0	$0		$0

TOTAL OF ASSETS WRITE-INS FOR LINES 9		$0	$0	$0	$0		$0

DETAILS OF ASSET WRITE-INS (Line 23)
Accounts receivable		$58,214,391	$9,308,500	$78,782,393	$0		$146,305,284
Company owned life insurance		0	269,910,412	0	(134,210,826)	D	135,699,586
Reinsurance deposit receivable		120,581,750	0	0			120,581,750
Modco Asset		107,558,829	0	0			107,558,829
Estimated premium tax offsets related to the provision for future GFA		0	2,569,573	7,029,975			9,599,548
Goodwill from assumption reinsurance with subsidiary		69,719,253	0	0			69,719,253
General Agent Pension fund		76,748,178	0	0			76,748,178
Investment broker receivables		2,029,029	0	7,250,726			9,279,755
Investment receivables		34,930,679	1,597,747	8,824,322			45,352,748

TOTAL OF ASSETS WRITE-INS FOR LINES 23		$469,782,109	$283,386,232	$101,887,416	$(134,210,826)		$720,844,931

Proforma Unaudited Consolidated Statutory Balance Sheet

Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company

and Life Investors Insurance Company of America

As of December 31, 2007

		TOLIC	LIICA	TLIC	Elimination		TLIC Dec 31, 2007 Total
LIABILITIES
1.	Aggregate reserve for life contracts	$12,715,170,945	$6,317,025,786	$23,185,076,188	$(134,210,826)	D	$42,083,062,093
2.	Aggregate reserve for accident and health contracts	219,556,406	1,936,157,947	896,257,764			3,051,972,117
3.	Liability for deposit-type contracts	9,198,790,890	172,945,108	5,962,782,893			15,334,518,891
4.	Contract claims:
	4.1 Life	282,711,435	37,240,224	33,849,123			353,800,782
	4.2 Accident and health	47,080,205	86,284,014	43,078,282			176,442,501
5.	Policyholders’ dividends and coupons due and unpaid	101,647	188,611	6,127			296,385
6.	Provision for policyholders’ dividends and coupons payable in following calendar year-estimated amounts:
	6.1 Dividends apportioned for payment	10,045,885	1,935,433	548,983			12,530,301
	6.2 Dividends not yet apportioned	0	0	0			0
	6.3 Coupons and similar benefits	0	0	0			0
7.	Amount provisionally held for deferred dividend policies not included in Line 6	0	0	0			0
8.	Premiums and annuity considerations for life and accident and health contracts received in advance less discount	6,084,553	4,936,985	1,986,883			13,008,421
9.	Contract liabilities not included elsewhere:
	9.1 Surrender values on canceled contracts	0	0	0			0
	9.2 Provision for experience rating refunds	18,038,966	4,045,883	12,077,405			34,162,254
	9.3 Other amounts payable on reinsurance	80,302,979	17,540,201	37,532,947			135,376,127
	9.4 Interest Maintenance Reserve	236,189,340	53,009,815	176,159,947			465,359,102
10.	Commissions to agents due or accrued	4,242,900	17,192,911	13,124,143			34,559,954
11.	Commissions and expense allowances payable on reinsurance assumed	84,744,662	0	22,179			84,766,841
12.	General expenses due or accrued	25,441,746	55,805,831	32,903,886			114,151,463
13 .	Transfers to Separate Accounts due or accrued	(78,921,306)	(8,158,431)	(472,791,102)			(559,870,839)
14.	Taxes, licenses and fees due or accrued, excluding federal income taxes	24,093,685	16,761,182	24,404,591			65,259,458
15.1.	Current federal and foreign income taxes	68,806,798	28,170,196	111,200,474			208,177,468
15.2.	Net deferred tax liability	0	0	0			0
16.	Unearned investment income	10,082,051	1,213,079	89,998,484			101,293,614
17.	Amounts withheld or retained by company as agent or trustee	53,454,095	54,927,019	59,819,779			168,200,893
18.	Amounts held for agents’ account, including agents’ credit balance	5,899,676	2,684,995	3,107,218			11,691,889
19.	Remittances and items not allocated	183,471,609	9,178,406	135,840,492			328,490,507
20.	Net adjustment in assets and liabilities due to foreign exchange rates	0	0	0			0
21.	Liability for benefits for employees and agents if not included above	79,755,255	0	0			79,755,255
22.	Borrowed money and interest thereon	0	0	0			0
23.	Dividends to stockholders declared and unpaid	0	0	0			0
24.	Miscellaneous liabilities:
	24.1 Asset valuation reserve	548,657,355	180,815,663	816,294,536			1,545,767,554
	24.2 Reinsurance in unauthorized companies	48,805,499	2,486,536	15,612,246			66,904,281
	24.3 Funds held under reinsurance treaties with unauthorized reinsurers	236,452,209	45,074,354	6,940,284,362			7,221,810,925
	24.4 Payable to parent, subsidiaries and affiliates	158,861,026	54,663,750	251,087,408	(123,622,047)	D	340,990,137
	24.5 Drafts outstanding	0	0	0			0
	24.6 Liability for amounts held under uninsured accident and health plans	0	0	0			0
	24.7 Funds held under coinsurance	14,695,237	6,456,560	68,460,817			89,612,614
	24.8 Payable for securities	21,599,643	8,476,343	133,302,829			163,378,815
	24.9 Capital notes and interest thereon	0	0	0			0
25.	Aggregate write-ins for liabilities	419,521,995	(6,648,035)	187,472,626			600,346,586

26.	Total liabilities excluding Separate Accounts business (Lines 1-25)	24,723,737,386	9,100,410,366	38,759,501,510	(257,832,873)		72,325,816,389

27.	From Separate Accounts Statement	2,690,282,323	505,064,943	32,759,854,549	0		35,955,201,815

28.	Total liabilities (Line 26 and 27)	$27,414,019,709	$9,605,475,309	$71,519,356,059	$(257,832,873)		$108,281,018,204

DETAILS OF LIABILITIES WRITE-INS (Line 25)
Deferred derivative gain/loss		$34,151,375	$0	$0	$0		$34,151,375
Derivatives		39,691,781	653,849	174,390,920			214,736,550
Municipal reverse repurchase agreement		270,370,204	0	127,332,670			397,702,874
Securities lending liability		76,850,608	0	0			76,850,608
Case level liability		0	0	20,560,978			20,560,978
Amounts incurred related to separate account reinsurance agreements		(1,541,973)	(9,551,884)	(135,361,547)			(146,455,404)
Interest payable on surplus notes		0	2,250,000	0			2,250,000
Provision for liquidity guarantees		0	0	549,605			549,605

TOTAL OF LIABILITIES WRITE-INS FOR LINE 25		$419,521,995	$(6,648,035)	$187,472,626	$0		$600,346,586

SURPLUS AND OTHER FUNDS
29.	Common capital stock	$13,801,463	$1,685,910	$3,169,550	$(18,656,923)	A/B/C	$0
30.	Preferred capital stock	13,793,325	1,250,000	1,302,550	(15,043,325)	B/C	1,302,550
31.	Aggregate write-ins for other than special surplus funds	0	0	0			0
32.	Surplus notes	0	150,000,000	0			150,000,000
33.	Gross paid in and contributed surplus	1,672,352,407	236,007,130	1,437,881,244	(644,717,586)	A/B/C	2,701,523,196
34.	Aggregate write-ins for special surplus funds	0	0	0			0
35.	Unassigned funds (surplus)	1,897,991,066	33,531,179	1,178,796,154	(1,007,181,665)	A	2,103,136,734
36.	Less treasury stock, at cost:
	36.1 Common shares	0	0	0			0
	36.2 Preferred shares	0	0	631,400,000			631,400,000
37.	Surplus (Total lines 31+32+33+34+35-36)	3,570,343,473	419,538,309	1,985,277,398	(1,651,899,251)		4,323,259,930

38.	Totals of Lines 29, 30 and 37	3,597,938,261	422,474,219	1,989,749,498	(1,685,599,498)		4,324,562,480

39.	Totals of Lines 28 and 38 (Liabilities and Surplus)	$31,011,957,970	$10,027,949,528	$73,509,105,557	$(1,943,432,371)		$112,605,580,684

							(0)

*	This balance sheet is a consolidation of the December 31, 2007 NAIC Annual Statement balance sheets for Transamerica Occidental Life Insurance Company , Transamerica Life Insurance Company and Life Investors Insurance Company of America.

Proforma Unaudited Consolidated Statutory Income Statement

Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company

    and Life Investors Insurance Company of America

For Year Ending December 31, 2007

		TOLIC	LIICA	TLIC	Elimination		TLIC Dec 31, 2007 Total
1	Premiums and annuity considerations for life and accident and health contracts	$2,141,476,715	$649,355,631	$5,464,048,598	$0		$8,254,880,944
2	Considerations for supplementary contracts with life contingencies	2,249,072	3,806,501	15,880,918			21,936,491
3	Net investment income	1,399,174,410	519,953,214	2,293,195,690			4,212,323,314
4	Amortization of Interest Maintenance Reserve (IMR)	20,514,274	6,773,775	14,770,752			42,058,801
5	Separate Accounts net gain from operations excluding unrealized gains or losses	—	0	1,001			1,001
6	Commissions and expense allowances on reinsurance ceded	50,454,233	26,503,415	55,684,458			132,642,106
7	Reserve adjustments on reinsurance ceded	(116,343,582)	156,087,276	1,246,064,488			1,285,808,182
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees
	from Separate Accounts	20,373,287	1,187,879	418,290,862			439,852,028
8.2	Charges and fees for deposit-type contracts	0	0	70,178			70,178
8.3	Aggregate write-ins for miscellaneous income	48,600,570	158,109,757	358,165,135	(4,986,107)	D	559,889,355

9	Totals (Lines 1 to 8.3)	3,566,498,979	1,521,777,448	9,866,172,080	(4,986,107)		14,949,462,400

10	Death benefits	919,055,481	142,352,351	143,572,323			1,204,980,155
11	Matured endowments (excluding guaranteed annual pure endowments)	733,803	19,368	5,000			758,171
12	Annuity benefits	558,322,804	73,973,016	1,106,015,973			1,738,311,793
13	Disability benefits and benefits under accident and health contracts	36,021,536	192,775,061	129,402,208			358,198,805
14	Coupons, guaranteed annual pure endowments and similar benefits	294,991	0	0			294,991
15	Surrender benefits and withdrawals for life contracts	949,303,022		8,253,614,972			9,202,917,994
16	Group conversions	0	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	522,225,095	12,740,280	308,633,389			843,598,764
18	Payments on supplementary contracts with life contingencies	788,640	10,503,489	11,329,893			22,622,022
19	Increase in aggregate reserves for life and accident and health contracts	179,024,519	(282,924,028)	(3,812,586,391)	(4,986,107)	D	(3,921,472,007)

20	Totals (Lines 10 to 19)	3,165,769,891	149,439,537	6,139,987,367	(4,986,107)		9,450,210,688
21	Commissions on premiums, annuity considerations and deposit-type contract funds (direct business only)	295,370,354	151,185,372	443,352,341			889,908,067
22	Commissions and expense allowances on reinsurance assumed	440,757,712	5,247,636	8,908,124			454,913,472
23	General insurance expenses	271,424,231	137,172,128	268,194,532			676,790,891
24	Insurance taxes, licenses and fees, excluding federal income taxes	55,354,643	37,949,473	39,076,280			132,380,396
25	Increase in loading on deferred and uncollected premiums	(740,961)	(610,457)	(1,928,632)			(3,280,050)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(285,933,858)	135,085,264	1,649,322,749			1,498,474,155
27	Aggregate write-ins for deductions	(294,395,170)	225,774,395	1,251,486,141			1,182,865,366

28	Totals (Lines 20 to 27)	3,647,606,842	841,243,348	9,798,398,902	(4,986,107)		14,282,262,985

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	(81,107,863)	680,534,100	67,773,178	0		667,199,415
30	Dividends to policyholders	14,928,629	1,954,570	533,716			17,416,915

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	(96,036,492)	678,579,530	67,239,462	0		649,782,500
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	53,910,554	77,825,003	55,469,797			187,205,354

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	(149,947,046)	87,017,347	11,769,665	0		462,577,146
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	51,961,527	32,114,918	229,722,404	0		313,798,849

35	Net income (Line 33 plus Line 34)	$(97,985,519)	$119,132,265	$241,492,069	$0		$776,375,995

CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$2,892,148,063	$633,891,809	$2,042,778,170	$(486,810,337)	A	$5,082,007,705
37	Net income (Line 35)	(97,985,519)	119,132,265	241,492,069	0		776,375,995
38	Change in net unrealized capital gains (losses)	622,460,069	57,021,984	122,039,227	(520,371,328)	A	281,149,952
39	Change in net unrealized foreign exchange capital gain (loss)	(1,178,693)	9,385,532	6,860,909			15,067,748
40	Change in net deferred income tax	3,469,371	147,058,467	(6,995,750)			143,532,088
41	Change in nonadmitted assets and related items	49,561,249	(131,793,805)	51,328,586			(30,903,970)
42	Change in liability for reinsurance in unauthorized companies	(17,324,610)	330,486	(15,612,246)			(32,606,370)
43	Change in reserve on account of change in valuation basis, (increase) or decrease	(12,676,668)	(2,178,864)	(1,735,513)			(16,591,045)
44	Change in asset valuation reserve	(15,025,583)	(72,500,139)	(13,282,538)			(100,808,260)
45	Change in treasury stock	0	0	(573,400,000)			(573,400,000)
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0	1,001			1,001
47	Other changes in surplus in Separate Accounts Statement	11,706,314	0	(65,415)			11,640,899
48	Change in surplus notes	0	0	0			0
49	Cumulative effect of changes in accounting principles	0	0	0			0
50	Capital changes:
50.1	Paid in	0	0	0	(33,700,248)		(33,700,248)
50.2	Transferred from surplus (Stock Dividend)	0	0	0			0
50.3	Transferred to surplus	0	0	0			0
51	Surplus adjustment:
51.1	Paid in	(1,522,262)	(274,101,730)	112,850	(644,717,586)		(920,228,728)
51.2	Transferred to capital (Stock Dividend)	0	0	0			0
51.3	Transferred from capital	0	0	0			0
51.4	Change in surplus as a result of reinsurance	364,306,530	66,228,214	187,828,148			618,362,892
52	Dividends to stockholders	(200,000,000)	(130,000,000)	(51,600,000)			(381,600,000)
53	Aggregate write-ins for gains and losses in surplus	0	0	0			0

54	Net change in capital and surplus (Lines 37 through 53)	705,790,198	(211,417,590)	(53,028,672)	(1,198,789,161)		(243,708,045)

55	Capital and surplus as of statement date (Lines 36 + 54)	$3,597,938,261	$422,474,219	$1,989,749,498	$(1,685,599,498)		$4,838,299,660

DETAILS OF WRITE-INS (Line 8.3)
	Miscellanous income	$37,317,517	$13,384	$104,222,957	$0		$141,553,858
	Income earned on company owned life insurance	0	10,085,039	0			10,085,039
	Reinsurance transaction - Modco interest adjustment	0	3,346,270	0	(4,986,107)	D	(1,639,837)
	Foreign currency translation adjustment	(59,811)	0	0			(59,811)
	Reinsurance premium on inforce transaction	0	0	0			0
	Receivable for deposit accounting of reinsurance treaty	7,625,686	0	0			7,625,686
	Amoritization of goodwill	1,433,396	0	0			1,433,396
	Consideration on reinsurance transaction	2,283,782	144,665,064	253,942,178			400,891,024

	TOTAL WRITE-INS FOR LINE 8.3	$48,600,570	$158,109,757	$358,165,135	$(4,986,107)		$559,889,355

DETAILS OF WRITE-INS (Line 27)
	Consideration paid on reinsurance transaction	$0	$0	$607,720,860	$0		$607,720,860
	Experience refunds	(44,728,866)	754,946	$2,826,905			(41,147,015)
	Fines and penalties	277,149	5,075	317,371			599,595
	Recapture commission expense allowance	0	0	0			0
	Funds withheld ceded investment income	8,943,792	16,426,984	557,486,733			582,857,509
	Reinsurance transaction-Modco interest adjustment	(258,887,245)	38,399,116	66,113,752			(154,374,377)
	Change in case liability	0	0	20,560,978			20,560,978
	Interest on surplus notes	0	9,001,200	0			9,001,200
	Modco reinsurance premium paid	0	173,147,401	0			173,147,401
	Reinsurance transaction - Modco reserve adjustment reinsurance assumed	0	(900,117)	0			(900,117)
	Foreign currency translation adjustment	0	(11,060,210)	0			(11,060,210)
	Change in provision for liquidity guarantees	0	0	(3,540,458)			(3,540,458)

	TOTAL WRITE-INS FOR LINE 27	$(294,395,170)	$225,774,395	$1,251,486,141	$0		$1,182,865,366

DETAILS OF WRITE-INS (Line 53)
	Non life subsidiary transaction	$0	$0	$0	$0		$0
	Correction to an error	0	0	0			0
	Contributed surplus related to stock appreciation rights plan of indirect parent	0	0	0			0

	TOTAL WRITE-INS FOR LINE 53	$0	$0	$0	$0		$0

Note: Eliminations would all be on Investment and Corporate centers

Eliminations due to merger of TOLIC and LIICA into TLIC on 10/1 and 10/2/08, respectively

A - Back-off TOLIC’s ownership of TLIC’s common shares:

	Original par paid for TLIC stock (316,955 shares w/par value of $10)		3,169,550
	Excess paid for TLIC stock beyond par value		675,248,283

	Total cost of TLIC stock		678,417,833

	TOLIC’s value in TLIC as of 12/31/07		1,685,599,498
	TOLIC’s value in TLIC as of 12/31/06		1,165,228,170
	Unrealized gain as of 12/31/07		1,007,181,665
	Unrealized gain as of 12/31/06		486,810,337

DR	Pg 3, Ln 29 - Common Capital Stock		3,169,550
DR	Pg 3, Ln 33 - Gross Pd-in & Contributed Surplus		675,248,283
DR	Pg 4, Ln 38 - Chg in net unrealized capital gain — Pg 3, Ln 35 - Unassigned surplus		520,371,328
DR	Pg 4, Ln 36 - C&S as of 12/31/06 — Pg 3, Ln 35 - Unassigned surplus		486,810,337
CR	Pg 2, Ln 2.2 - Investment in TLIC common stock			1,685,599,498

B - Reflect cancellation of TOLIC’s common stock held by TIHI and preferred stock held by TA Corp:

	TIHI owned 1,104,117 shares of common stock at $12.50 par value		13,801,463
	TA Corp owned 1,103,466 shares of preferred stock at $12.50 par value	0	13,793,325

			27,594,788

TIHI:
DR	Pg 3, ln 29 - Common Capital Stock		13,801,463
CR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus			13,801,463

TA Corp:
DR	Pg 3, ln 30 - Preferred Capital Stock		13,793,325
CR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)			13,793,325

TOLIC stock shall be deemed cancelled by operation of law. Therefore, in exchange for its agreement to merge TOLIC into TLIC, TIHI shall receive TLIC Common Stock equal in value to the fair market value of the TOLIC Common Stock that is deemed cancelled and TA Corp shall receive Series B Preferred Stock from TLIC equal in value to the fair market value of the TOLIC Voting Preferred Stock that is deemed cancelled.

C - Reflect cancellation of LIICA’s common and preferred stock held by AEGON USA, Inc.:

	AEGON USA, Inc. owned 679,802 shares of common stock at $2.48 par value		1,685,910
	AEGON USA, Inc. owned 504,033 shares of preferred stock at $2.48 par value		1,250,000

			2,935,910

AEGON USA, Inc. common stock:
DR	Pg 3, ln 29 - Common Capital Stock		1,685,910
CR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus			1,685,910

AEGON USA, Inc. preferred stock:
DR	Pg 3, ln 30 - Preferred Capital Stock		1,250,000
CR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)			1,250,000

LIICA’s common and preferred shares shall be deemed cancelled by operation of law. Therefore, in exchange for its agreement to merge LIICA into TLIC, AEGON USA shall receive TIHI common stock equal in value to the fair market value of the LIICA common stock that is deemed cancelled.

D - Reverse LOLI contracts issued by TLIC to LIICA:

DR	Pg 3, Ln 1 - Aggregate reserve for life contracts		134,210,826
CR	Pg 2, Ln 23 - Write -in — Company owned life insurance			134,210,826

DR	Pg 4, Ln 8.3 - Write-in — Income earned on company owned life insurance		4,986,107
CR	Pg 4, Ln 19 - Increase in aggregate reserves for life and accident and health contracts			4,986,107

E - Reverse intercompany receivables/payables between TLIC, TOLIC and LIICA outstanding:

DR	Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates		123,622,047
CR	Pg 2, Ln 5 - Cash, cash equivalents and short-term investments			60,900,000
CR	Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates			62,722,047

Overview of entries by statutory financial lines:

	Pg 2, Ln 2.2 - Investment in TLIC common stock		(1,685,599,498)
	Pg 2, Ln 5 - Cash, cash equivalents and short-term investments		(60,900,000)
	Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates		(62,722,047)
	Pg 2, Ln 23 - Write -in — Company owned life insurance		(134,210,826)

	Total Asset Adjustment		(1,943,432,371)

	Pg 3, Ln 1 - Aggregate reserve for life contracts		(134,210,826)
	Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates		(123,622,047)

	Total Liability Adjustment		(257,832,873)

	Pg 3, ln 29 - Common Capital Stock		(18,656,923)
	Pg 3, ln 30 - Preferred Capital Stock		(15,043,325)
	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus		(644,717,586)
	Pg 3, Ln 35 - Unassigned		(1,007,181,665)

	Total Equity Adjustment		(1,685,599,498)

	Total Equity & Liability Adjustment		(1,943,432,371)

	Pg 4, Ln 8.3 - Write-in — Income earned on company owned life insurance		(4,986,107)
	Pg 4, Ln 19 - Increase in aggregate reserves for life and accident and health contracts		(4,986,107)

	Total Net Income		—

	Pg 4, Ln 36 - C&S as of 12/31/06		(486,810,337)
	Pg 4, Ln 37 - Net Income		—
	Pg 4, Ln 38 - Chg in net unrealized capital gain		(520,371,328)
	Pg 4, Ln 41 - Change in non-admitted assets		—
	Pg 4, Ln 50.1 - Capital paid in		(33,700,248)
	Pg 4, Ln 51.1 - Surplus paid in		(644,717,586)

	Total Unassigned Adjustment		(1,685,599,498)

Proforma Unaudited Consolidated Statutory Balance Sheet

Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company

and Life Investors Insurance Company of America

As of December 31, 2006

		TOLIC	LIICA	TLIC	Elimination		TLIC Dec 31, 2006 Total
ASSETS
1.	Bonds	$16,762,581,664	$7,364,291,793	$32,604,471,993	$0		$56,731,345,450
2.	Stocks:
	2.1 Preferred stocks	727,952,578	150,936,799	1,690,179,269			2,569,068,646
	2.2 Common stocks	1,716,705,647	15,477,768	475,377,594	(1,165,227,935)	A	1,042,333,074
3.	Mortgage loans on real estate:
	3.1 First liens	4,332,561,859	1,074,000,024	5,760,667,026			11,167,228,909
	3.2 Other than first liens	0	0	0			0
4.	Real estate
	4.1 Properties occupied by the company	0	70,957,387	6,237,324			77,194,711
	4.2 Properties held for production of income	186,207	33,925,890	2,466,437			36,578,534
	4.3 Properties held for sale	8,684,731	4,695,869	21,508,271			34,888,871
5.	Cash, cash equivalents and short-term investments	280,874,752	293,004,616	1,214,965,122			1,788,844,490
6.	Contract loans (including $ 0 premium notes)	387,464,911	203,982,779	130,144,075			721,591,765
7.	Other invested assets	1,580,243,337	313,812,735	1,543,091,168			3,437,147,240
8.	Receivable for securities	70,258,897	74,828	6,651,022			76,984,747
9.	Aggregate write-ins for invested assets	0	0	0			0

10.	Subtotals, cash and invested assets (Lines 1 to 9)	25,867,514,583	9,525,160,488	43,455,759,301	(1,165,227,935)		77,683,206,437

11.	Title plants less $.... 0 charged off (for Title insurers only)	0	0	0	0		0
12.	Investment income due and accrued	308,325,607	101,753,247	853,243,642			1,263,322,496
13.	Premiums and considerations:
	13.1 Uncollected premiums and agents’ balances in course of collection	196,261,210	2,348,177	4,715,867			203,325,254
	13.2 Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $0 earned but unbilled premiums)	128,295,432	30,102,791	15,728,356			174,126,579
	13.3. Accrued retrospective premiums	0	0	0			0
14.	Reinsurance:
	14.1 Amounts recoverable from reinsurers	32,452,595	7,320,813	1,546,723			41,320,131
	14.2 Funds held by or deposited with reinsured companies	54,749,174	0	70,000			54,819,174
	14.3 Other amounts receivable under reinsurance contracts	109,461,662	2,247	1,296,984			110,760,893
15.	Amounts receivable relating to uninsured plans	0	0	0			0
16.1	Current federal and foreign income tax recoverable and interest thereon	0	0	0			0
16.2	Net deferred tax asset	99,886,396	58,416,907	108,342,046			266,645,349
17.	Guaranty funds receivable or on deposit	341,840	898,680	3,931,107			5,171,627
18.	Electronic data processing equipment and software	0	0	0			0
19.	Furniture and equipment, including health care delivery assets ($0)	0	0	0			0
20.	Net adjustment in assets and liabilities due to foreign exchange rates	0	0	0			0
21.	Receivable from parent, subsidiaries and affiliates	506,949,329	104,656,178	503,880,836	(197,408,079)	E	918,078,264
22.	Health care ($0) and other amounts receivable	0	0	0			0
23.	Aggregate write-ins for other than invested assets	464,162,158	288,852,823	106,007,386	(129,861,806)	D	729,160,561

24.	Total assets excluding Separate Accounts business (Lines 10 to 23)	27,768,399,986	10,119,512,351	45,054,522,248	(1,492,497,820)		81,449,936,765

25.	From Separate Accounts Statement	2,575,661,321	186,704,196	28,875,012,600	0		31,637,378,117

26.	Total (Lines 24 and 25)	$30,344,061,307	$10,306,216,547	$73,929,534,848	$(1,492,497,820)		$113,087,314,882

DETAILS OF ASSET WRITE-INS (Line 9)
		$0	$0	$0	$0		$0

TOTAL OF ASSETS WRITE-INS FOR LINES 9		$0	$0	$0	$0		$0

DETAILS OF ASSET WRITE-INS (Line 23)
Accounts receivable		$44,374,258	$16,977,701	$65,267,826	$0		$126,619,785
Company owned life insurance		0	260,462,460	0	(129,861,806)	D	130,600,654
Reinsurance deposit receivable		112,956,064	0	0			112,956,064
Modco Asset		98,998,390	0	0			98,998,390
Estimated premium tax offsets related to the provision for future GFA		0	2,591,012	7,043,040			9,634,052
Prepaid reinsurance payable		0	298	0			298
Goodwill from assumption reinsurance with subsidiary		78,993,433	0	0			78,993,433
General Agent Pension fund		73,035,576	0	0			73,035,576
Investment broker receivables		5,786,537	6,192,285	19,941,048			31,919,870
Investment receivables		50,017,900	2,629,067	13,755,472			66,402,439

TOTAL OF ASSETS WRITE-INS FOR LINES 23		$464,162,158	$288,852,823	$106,007,386	$(129,861,806)		$729,160,561

Proforma Unaudited Consolidated Statutory Balance Sheet

Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company

    and Life Investors Insurance Company of America

As of December 31, 2006

		TOLIC	LIICA	TLIC	Elimination		TLIC Dec 31, 2006 Total
LIABILITIES
1.	Aggregate reserve for life contracts	$12,552,586,605	$6,797,410,467	$27,079,068,369	$(129,861,806)	D	$46,299,203,635
2.	Aggregate reserve for accident and health contracts	190,439,558	1,736,518,431	812,961,117			2,739,919,106
3.	Liability for deposit-type contracts	9,230,956,687	179,016,187	7,085,285,142			16,495,258,016
4.	Contract claims:
	4.1 Life	227,838,913	33,305,402	35,142,878			296,287,193
	4.2 Accident and health	74,552,208	119,571,338	39,502,288			233,625,834
5.	Policyholders’ dividends and coupons due and unpaid	92,744	150,608	6,393			249,745
6.	Provision for policyholders’ dividends and coupons payable in following calendar year-estimated amounts:
	6.1 Dividends apportioned for payment to December 31, 2005	10,034,341	2,054,941	536,067			12,625,349
	6.2 Dividends not yet apportioned	0	0	0			0
	6.3 Coupons and similar benefits	0	0	0			0
7.	Amount provisionally held for deferred dividend policies not included in Line 6	0	0	0			0
8.	Premiums and annuity considerations for life and accident and health contracts received in advance less discount	4,952,877	4,268,817	2,103,609			11,325,303
9.	Contract liabilities not included elsewhere:
	9.1 Surrender values on canceled contracts	0	0	0			0
	9.2 Provision for experience rating refunds	17,896,716	3,290,937	11,186,840			32,374,493
	9.3 Other amounts payable on reinsurance	133,993,269	15,673,503	9,746,446			159,413,218
	9.4 Interest Maintenance Reserve	228,881,905	56,002,456	159,355,848			444,240,209
10.	Commissions to agents due or accrued	3,146,576	18,628,005	16,636,229			38,410,810
11.	Commissions and expense allowances payable on reinsurance assumed	72,917,943	—	0			72,917,943
12.	General expenses due or accrued	38,396,805	24,987,943	22,906,246			86,290,994
13.	Transfers to Separate Accounts due or accrued	(71,838,094)	(9,044,678)	(482,081,615)			(562,964,387)
14.	Taxes, licenses and fees due or accrued, excluding federal income taxes	19,941,708	14,057,070	29,511,344			63,510,122
15.1.	Current federal and foreign income taxes	66,302,847	22,490,708	20,922,654			109,716,209
15.2.	Net deferred tax liability	0	0	0			0
16.	Unearned investment income	15,840,242	1,254,356	103,497,911			120,592,509
17.	Amounts withheld or retained by company as agent or trustee	39,564,607	80,583,371	67,882,591			188,030,569
18.	Amounts held for agents’ account, including agents’ credit balance	16,803,932	2,758,041	1,080,462			20,642,435
19.	Remittances and items not allocated	180,032,663	10,318,963	167,888,989			358,240,615
20.	Net adjustment in assets and liabilities due to foreign exchange rates	0	0	0			0
21.	Liability for benefits for employees and agents if not included above	75,778,184	0	0			75,778,184
22.	Borrowed money and interest thereon	312,668,680	21,789,862	493,335,650			827,794,192
23.	Dividends to stockholders declared and unpaid	0	0	0			0
24.	Miscellaneous liabilities:
	24.1 Asset valuation reserve	533,631,772	108,315,524	803,011,998			1,444,959,294
	24.2 Reinsurance in unauthorized companies	31,480,889	2,817,022	0			34,297,911
	24.3 Funds held under reinsurance treaties with unauthorized reinsurers	174,398,042	42,433,055	5,884,895,649			6,101,726,746
	24.4 Payable to parent, subsidiaries and affiliates	157,228,320	117,070,450	230,656,261	(197,408,079)	E	307,546,952
	24.5 Drafts outstanding	0	0	0			0
	24.6 Liability for amounts held under uninsured accident and health plans	0	0	0			0
	24.7 Funds held under coinsurance	14,682,614	5,804,376	66,074,566			86,561,556
	24.8 Payable for securities	1,358,662	74,657,588	90,397,550			166,413,800
	24.9 Capital notes and interest thereon	0	0	0			0
25.	Aggregate write-ins for liabilities	596,446,018	(564,201)	260,347,643	0		856,229,460

26.	Total liabilities excluding Separate Accounts business (Lines 1-25)	24,951,008,233	9,485,620,542	43,011,859,125	(327,269,885)		77,121,218,015

27.	From Separate Accounts Statement	2,500,905,011	186,704,196	28,874,897,553	0		31,562,506,760

28.	Total liabilities (Line 26 and 27)	$27,451,913,244	$9,672,324,738	$71,886,756,678	$(327,269,885)		$108,683,724,775

DETAILS OF LIABILITIES WRITE-INS (Line 25)
	Deferred derivative gain/loss	$36,394,375	$0	$0	$0		$36,394,375
	Derivatives	34,389,187	940,234	157,036,930			192,366,351
	Municipal reverse repurchase agreement	455,262,336	0	156,180,401			611,442,737
	Securities lending liability	72,131,594	0	0			72,131,594
	Interest payable on surplus notes	0	2,250,000	0			2,250,000
	Amounts incurred related to separate account reinsurance agreements	(1,731,474)	(3,754,435)	(56,959,751)			(62,445,660)
	Provision for liquidity guarantees	0	0	4,090,063			4,090,063

TOTAL OF LIABILITIES WRITE-INS FOR LINE 25		$596,446,018	$(564,201)	$260,347,643	$0		$856,229,460

SURPLUS AND OTHER FUNDS
29.	Common capital stock	$13,801,463	$1,685,910	$3,169,550	$(11,895,023)	A/B/C/F	$6,761,900
30.	Preferred capital stock	13,793,325	1,250,000	1,302,550	(14,177,425)	B/C/F	2,168,450
31.	Aggregate write-ins for other than special surplus funds	0	0	0			0
32.	Surplus notes	0	150,000,000	0			150,000,000
33.	Gross paid in and contributed surplus	1,673,874,669	510,108,860	1,437,768,394	(652,345,386)	A/B/C/F	2,969,406,538
34.	Aggregate write-ins for special surplus funds	0	0	0			0
35.	Unassigned funds (surplus)	1,190,678,606	(29,152,961)	658,537,676	(486,810,102)	A	1,333,253,219
36.	Less treasury stock, at cost:
	36.1 Common shares	0	0	0			0
	36.2 Preferred shares	0	0	58,000,000			58,000,000
37.	Surplus (Total lines 31+32+33+34+35-36)	2,864,553,275	630,955,899	2,038,306,070	(1,139,155,488)		4,394,659,757

38.	Totals of Lines 29, 30 and 37	2,892,148,063	633,891,809	2,042,778,170	(1,165,227,935)		4,403,590,107

39.	Totals of Lines 28 and 38 (Liabilities and Surplus)	$30,344,061,307	$10,306,216,547	$73,929,534,848	$(1,492,497,820)		$113,087,314,882

							(0)

*	This balance sheet is a consolidation of the December 31, 2006 NAIC Annual Statement balance sheets for Transamerica Occidental Life Insurance Company, Life Investors Insurance Company of America and Transamerica Life Insurance Company.

Proforma Unaudited Consolidated Statutory Income Statement

Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company

    and Life Investors Insurance Company of America

For Year Ending December 31, 2006

		TOLIC	LIICA	TLIC	Elimination		TLIC Dec 31, 2006 Totals
1	Premiums and annuity considerations for life and accident and health contracts	$1,963,450,184	$657,372,084	$4,898,100,892	$0		$7,518,923,160
2	Considerations for supplementary contracts with life contingencies	721,615	4,741,987	11,684,477			17,148,079
3	Net investment income	1,376,785,455	526,157,374	2,376,911,350			4,279,854,179
4	Amortization of Interest Maintenance Reserve (IMR)	21,348,694	9,435,498	21,795,120			52,579,312
5	Separate Accounts net gain from operations excluding unrealized gains or losses	124,869	4,193	(2,100)			126,962
6	Commissions and expense allowances on reinsurance ceded	(337,912,739)	82,767,843	187,362,953			(67,781,943)
7	Reserve adjustments on reinsurance ceded	(179,964,354)	(181,776,369)	1,234,063,701			872,322,978
8	Miscellaneous Income:
	8.1 Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	22,237,353	325,259	369,935,745			392,498,357
	8.2 Charges and fees for deposit-type contracts	0	0	82,844			82,844
	8.3 Aggregate write-ins for miscellaneous income	1,128,918,537	24,754,396	93,688,498	(4,856,452)	D	1,242,504,979

9	Totals (Lines 1 to 8.3)	3,995,709,614	1,123,782,265	9,193,623,480	(4,856,452)		14,308,258,907

10	Death benefits	842,926,755	170,097,428	115,216,706			1,128,240,889
11	Matured endowments (excluding guaranteed annual pure endowments)	817,405	8,704	0			826,109
12	Annuity benefits	575,850,069	88,695,980	1,150,495,630			1,815,041,679
13	Disability benefits and benefits under accident and health contracts	31,935,438	250,669,701	113,547,063			396,152,202
14	Coupons, guaranteed annual pure endowments and similar benefits	296,311	0	0			296,311
15	Surrender benefits and withdrawals for life contracts	911,212,326	662,604,761	7,291,737,852			8,865,554,939
16	Group conversions	0	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	482,615,737	5,653,872	308,799,178			797,068,787
18	Payments on supplementary contracts with life contingencies	824,969	13,589,189	28,393,846			42,808,004
19	Increase in aggregate reserves for life and accident and health contracts	1,122,286,031	(645,595,108)	(3,732,972,401)	(4,856,452)	D	(3,261,137,930)

20	Totals (Lines 10 to 19)	3,968,765,041	545,724,527	5,275,217,874	(4,856,452)		9,784,850,990
21	Commissions on premiums, annuity considerations and deposit-type contract funds (direct business only)	325,580,603	158,112,766	427,951,350			911,644,719
22	Commissions and expense allowances on reinsurance assumed	341,087,035	14,949,410	7,467,419			363,503,864
23	General insurance expenses	233,280,302	112,001,506	253,635,985			598,917,793
24	Insurance taxes, licenses and fees, excluding federal income taxes	46,292,981	27,378,505	41,256,338			114,927,824
25	Increase in loading on deferred and uncollected premiums	(4,104,109)	(502,588)	(347,984)			(4,954,681)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(221,422,238)	86,791,265	2,417,520,893			2,282,889,920
27	Aggregate write-ins for deductions	(230,113,221)	67,683,109	416,041,471	0		253,611,359

28	Totals (Lines 20 to 27)	4,459,366,394	1,012,138,500	8,838,743,346	(4,856,452)		14,305,391,788

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	(463,656,780)	111,643,765	354,880,134	0		2,867,119
30	Dividends to policyholders	14,297,883	2,115,938	557,281			16,971,102

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	(477,954,663)	109,527,827	354,322,853	0		(14,103,983)
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	10,624,371	15,102,876	136,412,051			162,139,298

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	(488,579,034)	94,424,951	217,910,802	0		(176,243,281)
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	27,241,898	7,657,745	114,487,577			149,387,220

35	Net income (Line 33 plus Line 34)	$(461,337,136)	$102,082,696	$332,398,379	$0		$(26,856,061)

CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$2,132,653,000	$568,053,644	$2,418,045,214	$(229,077,631)	A	$4,889,674,227
37	Net income (Line 35)	(461,337,136)	102,082,696	332,398,379			(26,856,061)
38	Change in net unrealized capital gains (losses)	868,313,628	(232,877,120)	105,009,753	(257,732,471)	A	482,713,790
39	Change in net unrealized foreign exchange capital gain (loss)	1,371,641	1,125,912	(3,601,764)			(1,104,211)
40	Change in net deferred income tax	88,455,087	80,627,805	91,020,729			260,103,621
41	Change in nonadmitted assets and related items	(61,645,473)	(77,269,854)	(98,041,129)			(236,956,456)
42	Change in liability for reinsurance in unauthorized companies	(9,082,141)	(713,896)	17,263,978			7,467,941
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0	0			0
44	Change in asset valuation reserve	(153,971,050)	52,356,093	(139,820,742)			(241,435,699)
45	Change in treasury stock	0	0	(58,000,000)			(58,000,000)
46	Surplus (contributed to) withdrawn from Separate Accounts during period	449,869	33,194	17,907			500,970
47	Other changes in surplus in Separate Accounts Statement	5,042,846	(35,574)	60,329			5,067,601
48	Change in surplus notes	(200,000,000)	0	(575,000,000)			(775,000,000)
49	Cumulative effect of changes in accounting principles	303,856	(6,127,392)	(1,665,036)			(7,488,572)
50	Capital changes:
	50.1 Paid in	8,125	0	0	(26,072,448)	A/B/C/F	(26,064,323)
	50.2 Transferred from surplus (Stock Dividend)	0	0	0			0
	50.3 Transferred to surplus	0	0	0			0
51	Surplus adjustment:
	51.1 Paid in	5,595,501	154,916,794	1,008,412	(652,345,386)	A/B/C/F	(490,824,679)
	51.2 Transferred to capital (Stock Dividend)	0	0	0			0
	51.3 Transferred from capital	0	0	0			0
	51.4 Change in surplus as a result of reinsurance	735,081,660	(462,468)	4,640,038			739,259,230
52	Dividends to stockholders	(54,068,236)	0	(69,803,167)			(123,871,403)
53	Aggregate write-ins for gains and losses in surplus	(5,023,114)	(7,818,025)	19,245,269			6,404,130

54	Net change in capital and surplus (Lines 37 through 53)	759,495,063	65,838,165	(375,267,044)	(936,150,304)		(486,084,120)

55	Capital and surplus as of statement date (Lines 36 + 54)	$2,892,148,063	$633,891,809	$2,042,778,170	$(1,165,227,935)		$4,403,590,107

DETAILS OF WRITE-INS (Line 8.3)
	Miscellanous income	$26,027,168	$380,385	$93,688,498	$0		$120,096,051
	Foreign currency translation adjustment	(2,529,101)	0	0			(2,529,101)
	Reinsurance premium on inforce transaction	141,417,787	0	0			141,417,787
	Reinsurance transaction - Modco interest adjustment	0	14,521,857	0			14,521,857
	Income earned on company owned life insurance	0	9,852,154	0	(4,856,452)	D	4,995,702
	Receivable for deposit accounting of reinsurance treaty	7,141,664	0	0			7,141,664
	Amoritization of goodwill	1,433,396	0	0			1,433,396
	Consideration on reinsurance transaction	955,427,623	0	0			955,427,623

	TOTAL WRITE-INS FOR LINE 8.3	$1,128,918,537	$24,754,396	$93,688,498	$(4,856,452)		$1,242,504,979

DETAILS OF WRITE-INS (Line 27)
	Experience refunds	$(23,921,643)	$1,716,251	$(322,717)	$0		$(22,528,109)
	Fines and penalties	(50,399)	180,687	389,189			519,477
	Recapture commission expense allowance	56,734,000	0	0			56,734,000
	Funds withheld ceded investment income	28,655,467	8,044,101	295,277,359			331,976,927
	Reinsurance transaction - Modco interest adjustment	(303,163,986)	48,516,574	87,204,477			(167,442,935)
	Reinsurance transaction - Modco reserve adjustment	0	(1,580,993)	0			(1,580,993)
	Interest on surplus notes	11,633,340	9,001,200	33,446,433			54,080,973
	Foreign currency translation adjustment	0	1,805,289	0			1,805,289
	Change in provision for liquidity guarantees	0	0	46,730			46,730

	TOTAL WRITE-INS FOR LINE 27	$(230,113,221)	$67,683,109	$416,041,471	$0		$253,611,359

DETAILS OF WRITE-INS (Line 53)
	Non life subsidiary transaction	$(8,125)	$0	$0	$0		$(8,125)
	Correction to an error	0	0	20,480,332			20,480,332
	Contributed surplus related to stock appreciation rights plan of indirect parent	(5,014,989)	(7,818,025)	(1,235,063)			(14,068,077)

	TOTAL WRITE-INS FOR LINE 53	$(5,023,114)	$(7,818,025)	$19,245,269	$0		$6,404,130

4Q06 - Eliminations due to merger of TOLIC and LIICA into TLIC on 10/1 and 10/2/08, respectively

A - Back-off TOLIC’s ownership of TLIC’s common shares:

	Original par paid for TLIC stock (316,955 shares w/par value of $10)	3,169,550
	Excess paid for TLIC stock beyond par value	675,248,283

	Total cost of TLIC stock	678,417,833

	TOLIC’s value in TLIC as of 12/31/06	1,165,227,935
	TOLIC’s value in TLIC as of 12/31/05 per audit (TLIC valuation issue)	907,495,464
	Unrealized gain as of 12/31/06	486,810,102
	Unrealized gain as of 12/31/05	229,077,631

DR	Pg 3, Ln 29 - Common Capital Stock	3,169,550
DR	Pg 3, Ln 33 - Gross Pd-in & Contributed Surplus	675,248,283
DR	Pg 4, Ln 38 - Chg in net unrealized capital gain — Pg 3, Ln 35 - Unassigned surplus	257,732,471
DR	Pg 4, Ln 36 - C&S as of 12/31/05 — Pg 3, Ln 35 - Unassigned surplus	229,077,631
CR	Pg 2, Ln 2.2 - Investment in TLIC common stock

B - Reflect cancellation of TOLIC’s common stock held by TSC and preferred stock held by TA Corp:

	TSC owned 1,104,117 shares of common stock at $12.50 par value	13,801,463
	TA Corp owned 1,103,466 shares of preferred stock at $12.50 par value	13,793,325

		27,594,788

TSC:
DR	Pg 3, ln 29 - Common Capital Stock	13,801,463
CR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus

TA Corp:
DR	Pg 3, ln 30 - Preferred Capital Stock	13,793,325
CR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)

C - Reflect cancellation of LIICA’s common and preferred stock held by AEGON USA, Inc.:

	AEGON USA, Inc. owned 679,802 shares of common stock at $2.48 par value	1,685,910
	AEGON USA, Inc. owned 504,033 shares of preferred stock at $2.48 par value	1,250,000

		2,935,910

AEGON USA, Inc. common stock:
DR	Pg 3, ln 29 - Common Capital Stock	1,685,910
CR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus

AEGON USA, Inc. preferred stock:
DR	Pg 3, ln 30 - Preferred Capital Stock	1,250,000
CR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)

LIICA’s common and preferred shares shall be deemed cancelled by operation of law. Therefore, in exchange for its agreement to merge LIICA into TLIC, AEGON USA shall receive TIHI common stock equal in value to the fair market value of the LIICA common stock that is deemed cancelled.

D - Reverse LOLI contracts issued by TLIC to LIICA:

DR	Pg 3, Ln 1 - Aggregate reserve for life contracts	129,861,806
CR	Pg 2, Ln 23 - Write-in — Company owned life insurance
DR	Pg 4, Ln 8.3 - Write-in — Income earned on company owned life insurance	4,856,452
CR	Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts

E - Reverse intercompany recievables/payables between TOLIC and TLIC outstanding:

DR	Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates	197,408,079
CR	Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates

F - Issue common and preferred shares of TLIC to previous owners of TOLIC (TIHI and TA Corp)
	TIHI granted 676,190 shares of common stock at $10.00 par value	6,761,900
	TA Corp granted 86,590 shares of preferred stock at $10.00 par value	865,900

		7,627,800

DR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in	6,761,900
CR	Pg 3, ln 29 - Common Capital Stock, Pg 4, ln 50.1 Capital paid in
DR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in	865,900
CR	Pg 3, ln 30 - Preferred Capital Stock, Pg 4, ln 50.1 Capital paid in

Overview of entries by statutory financial lines:
	Pg 2, Ln 2.2 - Investment in TLIC common stock	(1,165,227,935)
	Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates	(197,408,079)
	Pg 2, Ln 23 - Write-in — Company owned life insurance	(129,861,806)

	Total Asset Adjustment	(1,492,497,820)

	Pg 3, Ln 1 - Aggregate reserve for life contracts	(129,861,806)
	Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates	(197,408,079)

	Total Liability Adjustment	(327,269,885)

	Pg 3, ln 29 - Common Capital Stock	(11,895,023)
	Pg 3, ln 30 - Preferred Capital Stock	(14,177,425)
	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus	(652,345,386)
	Pg 3, Ln 35 - Unassigned	(486,810,102)

	Total Equity Adjustment	(1,165,227,935)

	Total Equity & Liability Adjustment	(1,492,497,820)

	Pg 4, Ln 8.3 - Write-in — Income earned on company owned life insurance	(4,856,452)
	Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts	(4,856,452)

	Total Net Income	—

	Pg 4, Ln 36 - C&S as of 12/31/06	(229,077,631)
	Pg 4, Ln 37 - Net Income	—
	Pg 4, Ln 38 - Chg in net unrealized capital gain	(257,732,471)
	Pg 4, Ln 41 - Change in non-admitted assets	—
	Pg 4, Ln 50.1 - Capital paid in	(26,072,448)
	Pg 4, Ln 51.1 - Surplus paid in	(652,345,386)

	Total Unassigned Adjustment	(1,165,227,935)

Proforma Unaudited Consolidated Statutory Balance Sheet

Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company

    and Life Investors Insurance Company of America

As of December 31, 2005

		TOLIC	LIICA	TLIC	Elimination		TLIC Dec 31, 2005 Total
ASSETS
1.	Bonds	$17,972,060,581	$7,812,590,556	$35,851,714,885	$0		$61,636,366,022
2.	Stocks:
	2.1 Preferred stocks	130,724,790	25,588,686	338,422,802			494,736,278
	2.2 Common stocks	767,234,495	13,799,025	342,262,663	(907,495,464)	A	215,800,719
3.	Mortgage loans on real estate:
	3.1 First liens	4,375,864,331	1,173,964,389	5,770,722,690			11,320,551,410
	3.2 Other than first liens	0	0	0			0
4.	Real estate
	4.1 Properties occupied by the company	0	64,869,278	6,464,646			71,333,924
	4.2 Properties held for production of income	186,207	38,788,914	5,234,691			44,209,812
	4.3 Properties held for sale	14,354,895	4,564,208	22,822,187			41,741,290
5.	Cash, cash equivalents and short-term investments	355,844,407	100,372,898	326,027,406			782,244,711
6.	Contract loans (including $ 0 premium notes)	386,594,732	149,213,790	123,221,330			659,029,852
7.	Other invested assets	1,207,896,207	276,026,700	1,116,749,339			2,600,672,246
8.	Receivable for securities	0	512,195	13,473,730			13,985,925
9.	Aggregate write-ins for invested assets	0	0	0			0

10.	Subtotals, cash and invested assets (Lines 1 to 9)	25,210,760,645	9,660,290,639	43,917,116,369	(907,495,464)		77,880,672,189

11.	Title plants less $.... 0 charged off (for Title insurers only)	0	0	0	0		0
12.	Investment income due and accrued	309,474,806	104,033,410	847,090,841			1,260,599,057
13.	Premiums and considerations:
	13.1 Uncollected premiums and agents’ balances in course of collection	191,686,732	(900,571)	5,403,724			196,189,885
	13.2 Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $0 earned but unbilled premiums)	144,169,255	29,562,607	15,750,455			189,482,317
	13.3. Accrued retrospective premiums	0	0	0			0
14.	Reinsurance:
	14.1 Amounts recoverable from reinsurers	17,021,218	6,379,336	3,175,821			26,576,375
	14.2 Funds held by or deposited with reinsured companies	80,379,976	0	70,000			80,449,976
	14.3 Other amounts receivable under reinsurance contracts	36,670,484	2,851	748,971			37,422,306
15.	Amounts receivable relating to uninsured plans	0	0	0			0
16.1	Current federal and foreign income tax recoverable and interest thereon	0	0	112,500,463			112,500,463
16.2	Net deferred tax asset	99,060,310	49,424,111	116,391,484			264,875,905
17.	Guaranty funds receivable or on deposit	296,480	1,052,287	5,091,655			6,440,422
18.	Electronic data processing equipment and software	0	0	0			0
19.	Furniture and equipment, including health care delivery assets ($0)	0	0	0			0
20.	Net adjustment in assets and liabilities due to foreign exchange rates	0	0	0			0
21.	Receivable from parent, subsidiaries and affiliates	328,020,174	22,100,000	54,260,790			404,380,964
22.	Health care ($0) and other amounts receivable	0	0	0			0
23.	Aggregate write-ins for other than invested assets	442,061,294	305,189,028	187,274,680	(125,005,354)	D	809,519,648

24.	Total assets excluding Separate Accounts business (Lines 10 to 23)	26,859,601,374	10,177,133,698	45,264,875,253	(1,032,500,818)		81,269,109,507

25.	From Separate Accounts Statement	2,827,671,194	17,017,468	23,662,197,968	0		26,506,886,630

26.	Total (Lines 24 and 25)	$29,687,272,568	$10,194,151,166	$68,927,073,221	$(1,032,500,818)		$107,775,996,137

DETAILS OF ASSET WRITE-INS (Line 9)
		$0	$0	$0	$0		$0

TOTAL OF ASSETS WRITE-INS FOR LINES 9		$0	$0	$0	$0		$0

DETAILS OF ASSET WRITE-INS (Line 23)
	Accounts receivable	$110,900,038	$20,806,598	$50,442,160	$0		$182,148,796
	Company owned life insurance	0	250,610,306	0	(125,005,354)	D	125,604,952
	Reinsurance deposit receivable	105,814,400	0	0			105,814,400
	Accounts receivable from reinsurers	19,934,644	0	0			19,934,644
	Modco Asset	80,637,416	0	0			80,637,416
	Estimated premium tax offsets related to the provision for future GFA	0	2,612,873	7,075,346			9,688,219
	Prepaid reinsurance payable	0	0	0			0
	Goodwill from assumption reinsurance with subsidiary	0	0	0			0
	General Agent Pension fund	71,631,949	0	0			71,631,949
	Investment broker receivables	997,072	30,455,790	121,623,396			153,076,258
	Investment receivables	52,145,775	703,461	8,133,778			60,983,014

TOTAL OF ASSETS WRITE-INS FOR LINES 23		$442,061,294	$305,189,028	$187,274,680	$(125,005,354)		$809,519,648

Proforma Unaudited Consolidated Statutory Balance Sheet

Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company

    and Life Investors Insurance Company of America

As of December 31, 2005

		TOLIC	LIICA	TLIC	Elimination		TLIC Dec 31, 2005 Total
LIABILITIES
1.	Aggregate reserve for life contracts	$12,383,294,403	$7,284,916,121	$30,910,479,787	$(125,005,354)	D	$50,453,684,957
2.	Aggregate reserve for accident and health contracts	165,926,306	1,568,449,549	714,373,268			2,448,749,123
3.	Liability for deposit-type contracts	9,365,106,343	117,074,248	7,755,652,331			17,237,832,922
4.	Contract claims:
	4.1 Life	225,949,410	30,210,686	37,337,273			293,497,369
	4.2 Accident and health	84,744,646	110,369,102	40,207,188			235,320,936
5.	Policyholders’ dividends and coupons due and unpaid	103,485	15,257	6,525			125,267
6.	Provision for policyholders’ dividends and coupons payable in following calendar year-estimated amounts:
	6.1 Dividends apportioned for payment to December 31, 2005	11,939,649	1,174,087	501,342			13,615,078
	6.2 Dividends not yet apportioned	0	0	0			0
	6.3 Coupons and similar benefits	0	0	0			0
7.	Amount provisionally held for deferred dividend policies not included in Line 6	0	0	0			0
8.	Premiums and annuity considerations for life and accident and health contracts received in advance less discount	3,846,456	4,539,901	2,054,100			10,440,457
9.	Contract liabilities not included elsewhere:
	9.1 Surrender values on canceled contracts	0	0	0			0
	9.2 Provision for experience rating refunds	25,723,941	1,577,361	9,591,332			36,892,634
	9.3 Other amounts payable on reinsurance	69,934,026	0	0			69,934,026
	9.4 Interest Maintenance Reserve	250,907,860	83,110,624	214,961,532			548,980,016
10.	Commissions to agents due or accrued	3,730,580	21,081,049	14,846,086			39,657,715
11.	Commissions and expense allowances payable on reinsurance assumed	61,366,261	0	101,152			61,467,413
12.	General expenses due or accrued	52,941,785	18,031,624	25,318,499			96,291,908
13.	Transfers to Separate Accounts due or accrued	(26,414,344)	(5,526,555)	(443,973,999)			(475,914,898)
14.	Taxes, licenses and fees due or accrued, excluding federal income taxes	15,259,330	19,008,283	27,925,744			62,193,357
15.1.	Current federal and foreign income taxes	88,932,972	10,364,233	0			99,297,205
15.2.	Net deferred tax liability	0	0	0			0
16.	Unearned investment income	13,017,774	1,280,990	89,761,551			104,060,315
17.	Amounts withheld or retained by company as agent or trustee	69,021,233	65,916,204	61,578,437			196,515,874
18.	Amounts held for agents’ account, including agents’ credit balance	17,471,351	13,253,028	678,975			31,403,354
19.	Remittances and items not allocated	174,680,475	41,878,024	104,925,439			321,483,938
20.	Net adjustment in assets and liabilities due to foreign exchange rates	0	0	0			0
21.	Liability for benefits for employees and agents if not included above	71,631,949	0	0			71,631,949
22.	Borrowed money and interest thereon	0	0	8,492,040			8,492,040
23.	Dividends to stockholders declared and unpaid	0	0	0			0
24.	Miscellaneous liabilities:
	24.1 Asset valuation reserve	379,660,721	157,649,413	663,191,256			1,200,501,390
	24.2 Reinsurance in unauthorized companies	22,398,748	2,103,125	17,263,976			41,765,849
	24.3 Funds held under reinsurance treaties with unauthorized reinsurers	416,379,304	40,569,385	2,230,200,396			2,687,149,085
	24.4 Payable to parent, subsidiaries and affiliates	0	10,400,504	0			10,400,504
	24.5 Drafts outstanding	0	0	0			0
	24.6 Liability for amounts held under uninsured accident and health plans	0	0	0			0
	24.7 Funds held under coinsurance	23,030,533	6,172,521	63,231,098			92,434,152
	24.8 Payable for securities	18,739,178	48,436,791	104,110,532			171,286,501
	24.9 Capital notes and interest thereon	0	0	0			0
25.	Aggregate write-ins for liabilities	807,212,594	19,999,797	194,070,990	0		1,021,283,381

26.	Total liabilities excluding Separate Accounts business (Lines 1-25)	24,796,536,969	9,672,055,352	42,846,886,850	(125,005,354)		77,190,473,817

27.	From Separate Accounts Statement	2,758,082,599	16,986,088	23,662,141,157	0		26,437,209,844

28.	Total liabilities (Line 26 and 27)	$27,554,619,568	$9,689,041,440	$66,509,028,007	$(125,005,354)		$103,627,683,661

DETAILS OF LIABILITIES WRITE-INS (Line 25)
Deferred derivative gain/loss		$4,634,997	$0	$0	$0		$4,634,997
Derivatives		17,010,581	411,200	108,922,906			126,344,687
Municipal reverse repurchase agreement		715,011,969	0	66,072,177			781,084,146
Securities lending liability		67,555,047	0	0			67,555,047
Interest payable on surplus notes		3,000,000	2,250,000	8,625,000			13,875,000
Due to reinsurer		0	17,318,597	6,407,574			23,726,171
Gurantee fund assessment payable		0	20,000	0			20,000
Amounts incurred related to separate account reinsurance agreements		0	0	—			0
Provision for liquidity guarantees		0	0	4,043,333			4,043,333

TOTAL OF LIABILITIES WRITE-INS FOR LINE 25		$807,212,594	$19,999,797	$194,070,990	$0		$1,021,283,381

SURPLUS AND OTHER FUNDS
29.	Common capital stock	$13,793,338	$1,250,000	$3,169,550	$(11,450,988)	A/B/C/E	$6,761,900
30.	Preferred capital stock	13,793,325	1,250,000	1,302,550	(14,177,425)	B/C/E	2,168,450
31.	Aggregate write-ins for other than special surplus funds	0	0	0			0
32.	Surplus notes	200,000,000	150,000,000	575,000,000			925,000,000
33.	Gross paid in and contributed surplus	1,668,279,168	316,237,408	1,436,759,982	(652,789,420)	A/B/C/E	2,768,487,138
34.	Aggregate write-ins for special surplus funds	0	0	0			0
35.	Unassigned funds (surplus)	236,787,169	36,372,318	401,813,132	(229,077,631)	A	445,894,988
36.	Less treasury stock, at cost:
	36.1 Common shares	0	0	0			0
	36.2 Preferred shares	0	0	0			0
37.	Surplus (Total lines 31+32+33+34+35-36)	2,105,066,337	502,609,726	2,413,573,114	(881,867,051)		4,139,382,126

38.	Totals of Lines 29, 30 and 37	2,132,653,000	505,109,726	2,418,045,214	(907,495,464)		4,148,312,476

39.	Totals of Lines 28 and 38 (Liabilities and Surplus)	$29,687,272,568	$10,194,151,166	$68,927,073,221	$(1,032,500,818)		$107,775,996,137

							(0)

*	This balance sheet is a consolidation of the December 31, 2006 NAIC Annual Statement balance sheets for Transamerica Occidental Life Insurance Company, Life Investors Insurance Company of America and Transamerica Life Insurance Company.

Proforma Unaudited Consolidated Statutory Income Statement

Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company

    and Life Investors Insurance Company of America

For Year Ending December 31, 2005

		TOLIC	LIICA	TLIC	Elimination		TLIC Dec 31, 2005 Totals
1	Premiums and annuity considerations for life and accident and health contracts	$2,041,050,195	$724,260,049	$5,081,584,434	$0		$7,846,894,678
2	Considerations for supplementary contracts with life contingencies	55,528	5,520,035	23,633,189			29,208,752
3	Net investment income	1,317,882,884	556,997,383	2,390,053,691			4,264,933,958
4	Amortization of Interest Maintenance Reserve (IMR)	22,025,108	13,070,705	39,487,939			74,583,752
5	Separate Accounts net gain from operations excluding unrealized gains or losses	(4,313)	—	320			(3,993)
6	Commissions and expense allowances on reinsurance ceded	64,089,325	77,665,247	105,759,084			247,513,656
7	Reserve adjustments on reinsurance ceded	(184,963,889)	(202,418,073)	(219,020,868)			(606,402,830)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees
	from Separate Accounts	25,227,928	115,340	276,683,877			302,027,145
8.2	Charges and fees for deposit-type contracts	0	0	85,108			85,108
8.3	Aggregate write-ins for miscellaneous income	448,729,150	22,722,075	62,658,327	(4,860,504)	D	529,249,048

9	Totals (Lines 1 to 8.3)	3,734,091,916	1,197,932,761	7,760,925,101	(4,860,504)		12,688,089,274

10	Death benefits	724,677,322	156,396,809	118,905,769			999,979,900
11	Matured endowments (excluding guaranteed annual pure endowments)	734,211	0	(33,781)			700,430
12	Annuity benefits	592,315,997	84,237,760	1,079,364,879			1,755,918,636
13	Disability benefits and benefits under accident and health contracts	32,324,159	251,905,204	102,075,397			386,304,760
14	Coupons, guaranteed annual pure endowments and similar benefits	244,496	0	0			244,496
15	Surrender benefits and withdrawals for life contracts	841,439,984	610,184,776	5,415,085,313			6,866,710,073
16	Group conversions	0	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	326,692,708	3,423,676	274,037,126			604,153,510
18	Payments on supplementary contracts with life contingencies	872,466	13,930,198	27,231,395			42,034,059
19	Increase in aggregate reserves for life and accident and health contracts	747,808,752	(378,292,259)	(1,842,463,361)	(4,860,504)	D	(1,477,807,372)

20	Totals (Lines 10 to 19)	3,267,110,095	741,786,164	5,174,202,737	(4,860,504)		9,178,238,492
21	Commissions on premiums, annuity considerations and deposit-type contract funds (direct business only)	524,311,111	191,337,394	418,098,971			1,133,747,476
22	Commissions and expense allowances on reinsurance assumed	309,106,072	13,005,274	7,335,477			329,446,823
23	General insurance expenses	256,497,950	111,767,551	242,493,185			610,758,686
24	Insurance taxes, licenses and fees, excluding federal income taxes	52,308,720	27,858,258	27,899,406			108,066,384
25	Increase in loading on deferred and uncollected premiums	(14,285,097)	194,292	(620,940)			(14,711,745)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(256,274,192)	511,249	1,365,516,404			1,109,753,461
27	Aggregate write-ins for deductions	(172,850,951)	68,008,735	231,821,323	0		126,979,107

28	Totals (Lines 20 to 27)	3,965,923,708	1,154,468,917	7,466,746,563	(4,860,504)		12,582,278,684

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	(231,831,792)	43,463,844	294,178,538	0		105,810,590
30	Dividends to policyholders	15,289,613	1,258,431	454,687			17,002,731

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	(247,121,405)	42,205,413	293,723,851	0		88,807,859
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	168,714,463	(12,832,652)	4,301,974			160,183,785

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized
	capital gains or (losses) (Line 31 minus Line 32)	(415,835,868)	55,038,065	289,421,877	0		(71,375,926)
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	36,470,901	9,356,471	9,222,807			55,050,179

35	Net income (Line 33 plus Line 34)	$(379,364,967)	$64,394,536	$298,644,684	$0		$(16,325,747)

CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$2,742,060,503	$606,261,189	$2,570,611,210	$(199,340,622)	A	$5,719,592,280
37	Net income (Line 35)	(379,364,967)	64,394,536	298,644,684			(16,325,747)
38	Change in net unrealized capital gains (losses)	(441,555,847)	(7,392,718)	44,453,539	(29,737,009)	A	(434,232,035)
39	Change in net unrealized foreign exchange capital gain (loss)	78,059	(2,976,852)	0			(2,898,793)
40	Change in net deferred income tax	(55,352,984)	(26,483,029)	29,719,209			(52,116,804)
41	Change in nonadmitted assets and related items	96,536,289	12,147,334	(1,716,641)			106,966,982
42	Change in liability for reinsurance in unauthorized companies	26,662,033	(1,576,599)	(17,011,463)			8,073,971
43	Change in reserve on account of change in valuation basis, (increase) or decrease	14,328,047	6,998,672	0			21,326,719
44	Change in asset valuation reserve	(104,592,539)	(20,853,681)	(146,776,227)			(272,222,447)
45	Change in treasury stock	0	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	120,688	0	39,990,320			40,111,008
47	Other changes in surplus in Separate Accounts Statement	9,407,549	1,863	(39,791,208)			(30,381,796)
48	Change in surplus notes	—	0	0			0
49	Cumulative effect of changes in accounting principles	17,933,672	0	(6,668,241)			11,265,431
50	Capital changes:
50.1	Paid in	0	0	0	(25,628,413)	A/B/C/E	(25,628,413)
50.2	Transferred from surplus (Stock Dividend)	0	0	0			0
50.3	Transferred to surplus	0	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	(60,000,000)	(348,051,000)	(652,789,420)	A/B/C/E	(1,060,840,420)
51.2	Transferred to capital (Stock Dividend)	0	0	0			0
51.3	Transferred from capital	0	0	0			0
51.4	Change in surplus as a result of reinsurance	503,268,508	(739,014)	(5,982,031)			496,547,463
52	Dividends to stockholders	(300,000,000)	(70,000,000)	0			(370,000,000)
53	Aggregate write-ins for gains and losses in surplus	3,123,989	5,328,025	623,063			9,075,077

54	Net change in capital and surplus (Lines 37 through 53)	(609,407,503)	(101,151,463)	(152,565,996)	(708,154,842)		(1,571,279,804)

55	Capital and surplus as of statement date (Lines 36 + 54)	$2,132,653,000	$505,109,726	$2,418,045,214	$(907,495,464)		$4,148,312,476

DETAILS OF WRITE-INS (Line 8.3)
	Miscellanous income	$32,969,597	$922,578	$62,658,327	$0		$96,550,502
	Foreign currency translation adjustment	(19,419)	0	0			(19,419)
	Reinsurance premium on inforce transaction	(103,946,153)	0	0			(103,946,153)
	Reinsurance transaction - Modco interest adjustment	0	12,033,440	0			12,033,440
	Income earned on company owned life insurance	0	9,766,057	0	(4,860,504)	D	4,905,553
	Receivable for deposit accounting of reinsurance treaty	105,814,400	0	0			105,814,400
	Amoritization of goodwill	0	0	0			0
	Consideration on reinsurance transaction	413,910,725	0	0			413,910,725

	TOTAL WRITE-INS FOR LINE 8.3	$448,729,150	$22,722,075	$62,658,327	$(4,860,504)		$529,249,048

DETAILS OF WRITE-INS (Line 27)
	Experience refunds	$(20,839,052)	$176,183	$1,327,910	$0		$(19,334,959)
	Fines and penalties	21,525	392,809	16,639			430,973
	Reinsurance reserve recapture	0	0	812,752			812,752
	Funds withheld ceded investment income	26,698,803	2,494,952	96,407,900			125,601,655
	Reinsurance transaction - Modco interest adjustment	(190,732,227)	59,142,537	99,108,422			(32,481,268)
	Reinsurance transaction - Modco reserve adjustment	0	147,994	0			147,994
	Interest on surplus notes	12,000,000	9,001,200	34,531,722			55,532,922
	Foreign currency translation adjustment	0	(3,346,940)	0			(3,346,940)
	Change in liability for employee benefits	0	0	(45,476)			(45,476)
	Change in provision for liquidity guarantees	0	0	(338,546)			(338,546)

	TOTAL WRITE-INS FOR LINE 27	$(172,850,951)	$68,008,735	$231,821,323	$0		$126,979,107

DETAILS OF WRITE-INS (Line 53)
	Non life subsidiary transaction	$0	$0	$0	$0		$0
	Correction to an error	0	0	0			0
	Contributed surplus related to stock appreciation rights plan of indirect parent	3,123,989	5,328,025	623,063			9,075,077

	TOTAL WRITE-INS FOR LINE 53	$3,123,989	$5,328,025	$623,063	$0		$9,075,077

4Q05 - Eliminations due to merger of TOLIC and LIICA into TLIC on 10/1 and 10/2/08, respectively

A - Back-off TOLIC’s ownership of TLIC’s common shares:

	Original par paid for TLIC stock (316,955 shares w/par value of $10)	3,169,550
	Excess paid for TLIC stock beyond par value	675,248,283

	Total cost of TLIC stock	678,417,833

	TOLIC’s value in TLIC as of 12/31/05 per audit (TLIC valuation issue)	907,495,464
	TOLIC’s value in TLIC (TALIAC) as of 12/31/04	877,758,455
	Unrealized gain as of 12/31/05	229,077,631
	Unrealized gain as of 12/31/04	199,340,622

DR	Pg 3, Ln 29 - Common Capital Stock	3,169,550
DR	Pg 3, Ln 33 - Gross Pd-in & Contributed Surplus	675,248,283
DR	Pg 4, Ln 38 - Chg in net unrealized capital gain – Pg 3, Ln 35 - Unassigned surplus	29,737,009
DR	Pg 4, Ln 36 - C&S as of 12/31/05 – Pg 3, Ln 35 - Unassigned surplus	199,340,622
CR	Pg 2, Ln 2.2 - Investment in TLIC common stock

B - Reflect cancellation of TOLIC’s common stock held by TSC (TIHI) and preferred stock held by TA Corp:
	TSC owned 1,103,467 shares of common stock at $12.50 par value	13,793,338
	TA Corp owned 1,103,466 shares of preferred stock at $12.50 par value	13,793,325

		27,586,663

TSC:
DR	Pg 3, ln 29 - Common Capital Stock	13,793,338
CR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus

TA Corp:
DR	Pg 3, ln 30 - Preferred Capital Stock	13,793,325
CR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)

C - Reflect cancellation of LIICA’s common and preferred stock held by AEGON USA, Inc.:
	AEGON USA, Inc. owned 504,032 shares of common stock at $2.48 par value	1,250,000
	AEGON USA, Inc. owned 504,033 shares of preferred stock at $2.48 par value	1,250,000

		2,500,000

AEGON USA, Inc. common stock:
DR	Pg 3, ln 29 - Common Capital Stock	1,250,000
CR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus

AEGON USA, Inc. preferred stock:
DR	Pg 3, ln 30 - Preferred Capital Stock	1,250,000
CR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)

LIICA’s common and preferred shares shall be deemed cancelled by operation of law. Therefore, in exchange for its agreement to merge LIICA into TLIC, AEGON USA shall receive TIHI common stock equal in value to the fair market value of the LIICA common stock that is deemed cancelled.

D - Reverse LOLI contracts issued by TLIC to LIICA:
DR	Pg 3, Ln 1 - Aggregate reserve for life contracts	125,005,354
CR	Pg 2, Ln 23 - Write -in – Company owned life insurance
DR	Pg 4, Ln 8.3 - Write-in – Income earned on company owned life insurance	4,860,504
CR	Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts

E - Issue common and preferred shares of TLIC to previous owners of TOLIC (TSC and TA Corp)
	TSC (TIHI) granted 676,190 shares of common stock at $10.00 par value	6,761,900
	TA Corp granted 86,590 shares of preferred stock at $10.00 par value	865,900

		7,627,800

DR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in	6,761,900
CR	Pg 3, ln 29 - Common Capital Stock, Pg 4, ln 50.1 Capital paid in
DR	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in	865,900
CR	Pg 3, ln 30 - Preferred Capital Stock, Pg 4, ln 50.1 Capital paid in

Overview of entries by statutory financial lines:
	Pg 2, Ln 2.2 - Investment in TLIC common stock	(907,495,464)
	Pg 2, Ln 23 - Write -in — Company owned life insurance	(125,005,354)

	Total Asset Adjustment	(1,032,500,818)

	Pg 3, Ln 1 - Aggregate reserve for life contracts	(125,005,354)

	Total Liability Adjustment	(125,005,354)

	Pg 3, ln 29 - Common Capital Stock	(11,450,988)
	Pg 3, ln 30 - Preferred Capital Stock	(14,177,425)
	Pg 3, ln 33 - Gross Pd-in & Contributed Surplus	(652,789,420)
	Pg 3, Ln 35 - Unassigned	(229,077,631)

	Total Equity Adjustment	(907,495,464)

	Total Equity & Liability Adjustment	(1,032,500,818)

	Pg 4, Ln 8.3 - Write-in — Income earned on company owned life insurance	(4,860,504)
	Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts	(4,860,504)

	Total Net Income	—

	Pg 4, Ln 36 - C&S as of 12/31/06	(199,340,622)
	Pg 4, Ln 37 - Net Income	—
	Pg 4, Ln 38 - Chg in net unrealized capital gain	(29,737,009)
	Pg 4, Ln 41 - Change in non-admitted assets	—
	Pg 4, Ln 50.1 - Capital paid in	(25,628,413)
	Pg 4, Ln 51.1 - Surplus paid in	(652,789,420)

	Total Unassigned Adjustment	(907,495,464)

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Transamerica Occidental Life Insurance Company

Years Ended December 31, 2007, 2006 and 2005

Transamerica Occidental Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2007, 2006 and 2005

• Ernst & Young LLP Suite 3000 801 Grand Avenue Des Moines, IA 50309-2764	• Phone: (515) 243-2727 www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors

Transamerica Occidental Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Transamerica Occidental Life Insurance Company (an indirect wholly owned subsidiary of AEGON N.V.) as of December 31, 2007 and 2006, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2007. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Transamerica Occidental Life Insurance Company at December 31, 2007 and 2006, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2007.

A member firm of Ernst & Young Global Limited

• Ernst & Young LLP

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Occidental Life Insurance Company at December 31, 2007 and 2006, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2007, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 3 to the financial statements, in 2006 Transamerica Occidental Life Insurance Company changed its accounting for investments in certain low income housing tax credit properties. Also, as discussed in Note 3 to the financial statements, in 2005 Transamerica Occidental Life Insurance Company changed its accounting for investment in subsidiary, controlled and affiliated entities.

[GRAPHIC]

March 28, 2008

A member firm of Ernst & Young Global Limited

Transamerica Occidental Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2007	2006
Admitted assets
Cash and invested assets:
Bonds:
Affiliated entities	$264,908	$273,716
Unaffiliated	16,206,188	16,488,866
Preferred stocks:
Affiliated entities	9,728	9,452
Unaffiliated	545,135	718,501
Common stocks:
Affiliated entities (cost: 2007 – $1,009,764; 2006 – $974,175)	2,051,127	1,460,978
Unaffiliated (cost: 2007 – $162,676; 2006 – $221,815)	176,641	255,727
Mortgage loans on real estate	4,545,014	4,332,562
Real estate, at cost (land)	186	186
Properties held for sale	8,812	8,685
Policy loans	390,494	387,465
Cash, cash equivalents and short-term investments	574,048	556,775
Receivables for securities	1,799	70,259
Other invested assets	1,832,340	1,580,243

Total cash and invested assets	26,606,420	26,143,415
Net deferred income tax asset	132,026	99,886
Due and accrued investment income	295,139	308,326
Premiums deferred and uncollected	243,654	324,557
Reinsurance receivable	318,770	196,663
Receivable from parent, subsidiaries and affiliates	169,099	231,049
Accounts receivable	58,214	44,374
General agents pension fund	76,748	73,036
Reinsurance deposit receivable	120,582	112,956
Goodwill	69,719	78,993
Other admitted assets	144,842	155,145
Separate account assets	2,776,745	2,575,661

Total admitted assets	$31,011,958	$30,344,061

	December 31
	2007	2006
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$8,099,723	$7,717,859
Annuity	4,615,448	4,834,728
Accident and health	219,556	190,440
Liability for deposit-type contracts	9,198,791	9,230,957
Policy and contract claim reserves:
Life	282,711	227,839
Accident and health	47,080	74,552
Other policyholders’ funds	16,232	15,080
Municipal reverse repurchase agreements	270,370	455,262
Remittances and items not allocated	263,227	255,811
Borrowed money	—	312,669
Asset valuation reserve	548,657	533,632
Interest maintenance reserve	236,189	228,882
Funds held under coinsurance and other reinsurance treaties	251,147	189,081
Reinsurance in unauthorized reinsurers	48,805	31,481
Commissions and expense allowances payable on reinsurance assumed	84,745	72,918
Federal and foreign income taxes payable	68,807	66,303
Payable to affiliates	158,861	157,228
Payable for securities	21,600	1,359
Securities lending liability	76,851	72,132
Transfers from separate accounts due or accrued	(78,921)	(71,838)
Other liabilities	293,859	354,633
Separate account liabilities	2,690,282	2,500,905

Total liabilities	27,414,020	27,451,913
Capital and surplus:
Common stock, $12.50 per share par value 4,000,000 shares authorized, 1,104,117 issued and outstanding	13,802	13,802
Preferred stock, $12.50 per share par value, 1,103,466 shares authorized, 1,103,466 issued and outstanding (total liquidation value -$825,000)	13,793	13,793
Paid-in surplus	1,672,352	1,673,875
Unassigned surplus	1,897,991	1,190,678

Total capital and surplus	3,597,938	2,892,148

Total liabilities and capital and surplus	$31,011,958	$30,344,061

See accompanying notes.

Transamerica Occidental Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2007	2006	2005
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$1,648,957	$1,346,295	$1,475,919
Annuity	407,215	542,149	515,152
Accident and health	87,554	75,728	50,035
Net investment income	1,399,174	1,376,785	1,317,883
Amortization of interest maintenance reserve	20,515	21,349	22,025
Commissions and expense allowances on reinsurance ceded	50,454	(337,913)	64,089
Income from fees associated with investment management, administration and contract guarantees for separate accounts	20,373	22,237	25,228
Modified coinsurance reserve adjustment	(116,533)	(179,964)	(184,964)
Consideration on reinsurance recapture	2,284	955,428	413,911
Other income	46,317	173,616	34,814

	3,566,310	3,995,710	3,734,092
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health	955,077	874,862	757,001
Annuity benefits	558,323	575,850	592,316
Surrender benefits	949,303	911,212	841,440
Other benefits	524,042	484,555	328,545
Increase (decrease) in aggregate reserves for policies and contracts:
Life	369,502	1,205,012	750,331
Annuity	(219,594)	(107,240)	(31,428)
Accident and health	29,117	24,514	28,905

	3,165,770	3,968,765	3,267,110
Insurance expenses:
Commissions	736,128	666,668	833,417
General insurance expenses	271,424	233,280	256,498
Taxes, licenses and fees	55,355	46,293	52,309
Net transfer from separate accounts	(286,123)	(221,422)	(256,274)
Modified coinsurance interest adjustment	(258,887)	(303,164)	(190,732)
Other	(36,249)	68,947	3,596

	481,648	490,602	698,814

Total benefits and expenses	3,647,418	4,459,367	3,965,924

Loss from operations before dividends to policyholders, federal income tax expense and net realized capital gains on investments	$(81,108)	$(463,657)	$(231,832)

Transamerica Occidental Life Insurance Company

Statements of Operations – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2007	2006	2005
Dividends to policyholders	$14,929	$14,298	$15,290

Loss from operations before federal income tax expense and net realized capital gains on investments	(96,037)	(477,955)	(247,122)
Federal income tax expense	53,910	10,624	168,714

Loss from operations before net realized capital gains on investments	(149,947)	(488,579)	(415,836)
Net realized capital gains on investments (net of related federal income taxes and amounts transferred from/to interest maintenance reserve)	51,961	27,242	36,471

Net loss	$(97,986)	$(461,337)	$(379,365)

See accompanying notes.

Transamerica Occidental Life Insurance Company

Statements of Changes in Capital

and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2005	$13,793	$13,793	$200,000	$1,670,170	$844,305	$2,742,061
Cumulative effect of change in accounting principles	—	—	—	—	44,010	44,010
Net loss	—	—	—	—	(379,365)	(379,365)
Change in non-admitted assets	—	—	—	—	96,536	96,536
Change in unrealized capital gains/losses	—	—	—	—	36,624	36,624
Change in asset valuation reserve	—	—	—	—	(104,593)	(104,593)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	26,662	26,662
Change in surplus in separate accounts	—	—	—	—	9,528	9,528
Change in net deferred income tax asset	—	—	—	—	(55,353)	(55,353)
Correction of errors	—	—	—	—	(11,748)	(11,748)
Change in surplus due to reinsurance	—	—	—	—	503,269	503,269
Dividend to stockholder	—	—	—	—	(300,000)	(300,000)
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	—	3,124	—	3,124

Balance at December 31, 2005	13,793	13,793	200,000	1,673,294	709,875	2,610,755
Cumulative effect of change in accounting principles					303	303
Net loss	—	—	—	—	(461,337)	(461,337)
Change in non-admitted assets	—	—	—	—	(42,810)	(42,810)
Change in unrealized capital gains/losses	—	—	—	—	391,583	391,583
Change in asset valuation reserve	—	—	—	—	(153,971)	(153,971)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	(9,082)	(9,082)
Change in surplus in separate accounts	—	—	—	—	5,492	5,492
Change in net deferred income tax asset	—	—	—	—	69,620	69,620
Change in surplus due to reinsurance	—	—	—	—	735,082	735,082
Redemption of surplus note	—	—	(200,000)	—	—	(200,000)
Dividend to stockholder	—	—	—	—	(54,068)	(54,068)
Dissolution of subsidiary – Ammest	9	—	—	—	(9)	—
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	—	581	—	581

Balance at December 31, 2006	$13,802	$13,793	$—	$1,673,875	$1,190,678	$2,892,148

Transamerica Occidental Life Insurance Company

Statements of Changes in Capital

and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Preferred Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2006	$13,802	$13,793	$—	$1,673,875	$1,190,678	$2,892,148
Net loss	—	—	—	—	(97,986)	(97,986)
Change in non-admitted assets	—	—	—	—	30,726	30,726
Change in unrealized capital gains/losses	—	—	—	—	621,281	621,281
Change in asset valuation reserve	—	—	—	—	(15,025)	(15,025)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	(17,324)	(17,324)
Change in surplus in separate accounts	—	—	—	—	11,706	11,706
Change in net deferred income tax asset	—	—	—	—	22,304	22,304
Change in surplus due to reinsurance	—	—	—	—	364,307	364,307
Dividend to stockholder	—	—	—	—	(200,000)	(200,000)
Change in reserve on account of change in valuation basis	—	—	—	—	(12,676)	(12,676)
Return of capital related to stock appreciation rights plan of indirect parent	—	—	—	(1,523)	—	(1,523)

Balance at December 31, 2007	$13,802	$13,793	$—	$1,672,352	$1,897,991	$3,597,938

See accompanying notes.

Transamerica Occidental Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2007	2006	2005
Operating activities
Premiums collected, net of reinsurance	$2,230,817	$1,968,614	$1,973,281
Net investment income received	1,453,999	1,442,207	1,332,223
Miscellaneous income	21,089	1,186,448	715,533
Benefit and loss related payments	(2,201,432)	(2,869,880)	(2,180,095)
Net transfers from separate accounts	11,522	535,844	691,900
Commissions, expenses paid and aggregate write-ins for deductions	(699,225)	(744,092)	(894,807)
Dividends paid to policyholders	(14,908)	(16,214)	(15,867)
Federal and foreign income taxes paid	(114,998)	(61,106)	(102,524)

Net cash provided by operating activities	686,864	1,441,821	1,519,644
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	11,186,559	10,378,115	6,826,389
Stocks	580,620	948,031	132,636
Mortgage loans	703,319	875,037	910,676
Real estate and properties held for sale	—	12,884	—
Other invested assets	243,251	174,310	175,925
Miscellaneous proceeds	102,843	16,045	12,679

Total investment proceeds	12,816,592	12,404,422	8,058,305
Cost of investments acquired:
Bonds	(10,923,302)	(9,795,370)	(7,580,059)
Stocks	(317,232)	(1,089,068)	(128,267)
Mortgage loans	(917,522)	(838,014)	(2,178,051)
Real estate and properties held for sale	(127)	(207)	(10)
Other invested assets	(329,048)	(419,214)	(273,159)
Miscellaneous applications	(23)	(87,870)	(83,107)

Total cost of investments acquired	(12,487,254)	(12,229,743)	(10,242,653)
Net (increase) decrease in policy loans	(2,930)	(1,878)	718

Net cost of investments acquired	(12,490,184)	(12,231,621)	(10,241,935)

Net cash provided by (used in) investing activities	326,408	172,801	(2,183,630)

Transamerica Occidental Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2007	2006	2005
Financing and miscellaneous activities
Repayments of surplus and capital notes	$—	$(200,000)	$—
Net borrowed funds received (repaid)	(311,251)	311,251	—
Net deposits on deposit-type contracts and other insurance liabilities	(533,118)	(584,157)	1,557,088
Dividends to stockholder	(200,000)	(54,068)	(300,000)
Funds held in reinsurance treaties with unauthorized companies	62,067	(241,981)	(54,950)
Funds held under coinsurance	(13)	(8,348)	(5,849)
Transfer due to reinsurance novation to subsidiary	—	(1,004,909)	—
Other cash provided (applied)	(13,684)	118,521	(555,152)

Net cash provided by (used in) financing and miscellaneous activities	(995,999)	(1,663,691)	641,137

Net increase (decrease) in cash, cash equivalents and short-term investments	17,273	(49,069)	(22,849)
Cash, cash equivalents and short-term investments:
Beginning of year	556,775	605,844	378,693

End of year	$574,048	$556,775	$605,844

Non-cash proceeds:

Mortgage loan transferred to real estate	$—	$—	$14,345

Hybrid schedule reclass	$13,324	$584,551	$—

See accompanying notes.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies

Transamerica Occidental Life Insurance Company (the Company) is a stock life insurance company domiciled in Iowa. As of December 31, 2007, the Company’s common shares were wholly owned by Transamerica International Holdings, Inc. (TIHI), and its preferred shares were wholly owned by Transamerica Corporation (Transamerica). Prior to December 31, 2007, the Company’s common shares were wholly owned by Transamerica Service Company (TSC). Prior to December 29, 2006, the preferred shares of the Company were held by Scottish Equitable Finance Limited (Scottish Equitable). TIHI, Transamerica and Scottish Equitable are indirect wholly-owned subsidiaries of AEGON N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company provides life insurance, pension and annuity products, reinsurance, structured settlements and investment products which are distributed through a network of independent and company-affiliated agents and independent brokers. The Company’s customers are primarily in the United States, and the Company’s products are distributed in 49 states and the District of Columbia, American Samoa, Guam, Puerto Rico and the U.S. Virgin Islands.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g. CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to fair value. If high credit quality securities are adjusted, the retrospective method is used.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative transactions used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, all derivatives are reported on the balance sheet at fair value. The effective and ineffective portions of a single hedge are accounted for separately, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value. The change in fair value for cash flow hedges is credited or charged directly to unassigned surplus rather than to income as required for fair value hedges.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances for mortgage loans are established, if necessary, for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan. That net deferral is reported as the “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Non-Admitted Assets: Certain assets designated as “non-admitted”, primarily deferred tax assets and general agents pension fund and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received, and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10 percent of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are non-admitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years and a valuation allowance is established for deferred income tax assets not expected to be realizable.

Goodwill: Goodwill is admitted subject to an aggregate limitation of 10% of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is non-admitted. Goodwill is amortized over ten years. Under GAAP, goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Surplus Notes: Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Preferred Stock: The preferred stock of the Company, which is mandatorily redeemable, is classified by the Company as capital and surplus. The unconditional obligation requiring the Company to redeem the stock at a specified date would require that the Company classify the stock as a liability for GAAP purposes.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

Investments in both affiliated and unaffiliated redeemable preferred stocks in good standing are reported at cost or amortized cost. Investments in redeemable preferred stocks not in good standing are reported at the lower of cost, amortized cost or fair value as determined by the SVO, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes. Non-redeemable preferred stocks are reported at fair value or lower of cost or fair value as determined by the SVO, and the related net unrealized gains (losses) are reported in unassigned surplus along with any adjustment for federal taxes.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. Reclassifications of securities from bonds to preferred stock have been made by the Company in the amount of $13,324 and $584,551 as of December 31, 2007 and 2006, respectively, due to the SVO identification of such securities. Although the classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with Statutory Accounting Principles (SSAP) No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost based upon their NAIC rating. A corresponding reclassification was not made as of December 31, 2005.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value as determined by the SVO, and the related unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

The Company’s insurance subsidiaries are reported at their underlying statutory equity plus the admitted portion of goodwill. All other noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other than temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Policy loans are reported at unpaid principal balances.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company has minor ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying GAAP equity of the investee. The Company did not recognize any impairment write-downs for its investments in joint ventures or limited partnerships during the years ended December 31, 2007, 2006 or 2005.

Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Investments in Low Income Housing Tax Credit (LIHTC) Properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Realized capital gains and losses are determined using specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2007 and 2006 the Company excluded investment income due and accrued of $1,045 and $58, respectively, with respect to such practices.

Investments are reviewed on an ongoing basis for impairment. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value and a specific writedown is taken. Such reductions in carrying amounts are recognized as realized losses on investments.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative Instruments

Swaps that are designated in hedging relationships and meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, on the financial statements with any premium or discount amortized into income over the life of the contract. For foreign currency swaps, the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Options are marked to fair value in the balance sheet, and the fair value adjustment is recorded in unassigned surplus. Futures are marked to market on a daily basis, and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Capped floating rate commercial mortgage loans and interest rate caps that meet hedge accounting rules are carried at amortized cost in the financial statements. Gains or losses upon an early termination would be reflected in the IMR similar to the hedged instrument.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, a premium is received by the Company on a periodic basis and recognized in investment income as earned. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company utilizes forward-starting swaps as hedges for forecasted asset purchases. The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life. If the forecasted transaction no longer qualifies for hedge accounting or if the forecasted transaction is no longer probable of occurring, the forward-starting swap will cease to be valued at amortized cost and will be marked to fair value through unassigned surplus.

The Company may issue foreign denominated assets or liabilities and use forward rate agreements to hedge foreign currency risk associated with these products. These forward agreements are marked to fair value based on the current forward rate on the financial statements, and cash payments and/or receipts are recognized as realized gain or losses.

The carrying value of derivative instruments is reflected in either the other invested assets or the derivatives (liability) line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2007 and 2006, derivatives in the amount of $39,692 and $34,389, respectively, were reflected as a liability within the financial statements.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received variable contract premiums of $24,877, $30,023 and $34,812, in 2007, 2006 and 2005, respectively. In addition, the Company received $20,373, $22,237 and $25,228 in 2007, 2006 and 2005, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death and refunds portions of premiums beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.25 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners’ Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners’ Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.00 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed interest contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement options, on a change in fund basis, according to the Commissioners’ Annuity Reserve Valuation Method.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals received on these contracts are recorded as an increase or decrease directly to the liability balance and are not reported as premiums, benefits or changes in reserve in the statement of operations.

The Company issues funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Municipal Reverse Repurchase Agreements

Municipal reverse repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest on the contract.

The Company enters into municipal reverse repurchase agreements for which it requires a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received, and revenues are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and will be amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Stock Option Plan and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 through 2007, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company’s employees participate in various stock appreciation rights (SAR) plans issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company’s employees has been charged to the Company, with an offsetting amount credited to capital and surplus. The Company recorded an expense (benefit) of $(2,451), $274 and $2,691 for the years ended December 31, 2007, 2006 and 2005, respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $929, $307 and $433, for years ended December 31, 2007, 2006 and 2005, respectively.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Reclassifications

Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 presentation.

2. Prescribed and Permitted Statutory Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. The Insurance Division, Department of Commerce, of the State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law.

The NAIC’s Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits with respect to secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the Commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance and Appendix A-791 of the NAIC SAP.

The Company, with the explicit permission of the Deputy Commissioner of Insurance of the State of Iowa, records the value of its wholly owned foreign life subsidiary, Transamerica Life (Bermuda), Ltd. (TLB), based upon audited statutory equity rather than audited U.S. GAAP equity adjusted to a statutory basis of accounting, utilizing adjustments as outlined in SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities, a replacement of SSAP No. 88, paragraph 9. If TLB was valued based upon GAAP equity adjusted to a statutory basis, surplus would decrease by $16,158 as of December 31, 2007 and increase by $614 as of December 31, 2006.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

2. Prescribed and Permitted Statutory Accounting Practices (continued)

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	2007	2006	2005
Net loss, State of Iowa basis	$(97,986)	$(461,337)	$(379,365)
State prescribed practice for secondary guarantee reinsurance	—	—	—
State permitted practice for valuation of foreign life subsidiary	—	—	—

Net loss, NAIC SAP	$(97,986)	$(461,337)	$(379,365)

Statutory surplus, State of Iowa basis	$3,597,938	$2,892,148	$2,610,755
State prescribed practice for secondary guarantee reinsurance	(1,708,192)	(1,239,657)	(324,210)
State permitted practice for value of wholly-owned foreign life subsidiary	(16,158)	614	—

Statutory surplus, NAIC SAP	$1,873,588	$1,653,105	$2,286,545

3. Accounting Changes and Correction of Errors

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (LIHTC) properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company’s investments in LIHTC investments were reported in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies and SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that increased unassigned surplus by $303 at January 1, 2006.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

3. Accounting Changes and Correction of Errors (continued)

Effective January 1, 2005, the Company adopted SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities. According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company’s investments in noninsurance entities were reported in accordance with SSAP No. 46 and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle, which increased unassigned surplus, by $44,010 in 2005.

During 2005, the Company received a “no objection” review from the Insurance Division, Department of Commerce, of the State of Iowa for correction of errors relating to the establishment of an immediate payment of claims liability and the impact of using the appropriate net premium in the valuation of certain traditional reserves.

The net impact to 2005 surplus was composed of the following items:

Increase reserves on traditional life and universal life policies issued prior to January 1, 1995, to include a reserve for Immediate Payment of Claims (previously there was no IPC reserve on this block)	$(50,380)
Increase in surplus relating to the use of the appropriate net premium in calculating due and deferred premium	38,632

Net decrease credited directly to unassigned surplus	$(11,748)

4. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, Cash Equivalents and Short-term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Investment Securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

4. Fair Values of Financial Instruments (continued)

For fixed maturity securities (including preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the yield, credit quality and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Policy Loans: The fair value of policy loans is assumed to equal their carrying amount.

Derivative Financial Instruments: The estimated fair values of interest rate floors and caps are based upon the latest quoted market price. The estimated fair value of swaps, including interest rate swaps and swaptions and currency swaps, are based upon the pricing differential as of the balance sheet date for similar swap agreements. The carrying value of these items is included in the liability section of the balance sheet.

Credit Default Swaps: The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements.

Separate Accounts: The fair value of separate account assets are based on quoted market prices. The fair value of separate account annuity liabilities approximate the market value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

Investment Contracts: Fair values for the Company’s liabilities under investment-type insurance contracts, which include guaranteed interest contracts and funding agreements, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Borrowed Money: Fair values for borrowed money are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

4. Fair Values of Financial Instruments (continued)

Receivable From or Payable to Parents, Subsidiaries and Affiliates: The fair values for short-term notes receivable from and payable to affiliates are assumed to equal their carrying amount.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company’s financial instruments:

	December 31
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Admitted assets
Bonds, other than affiliates	$16,206,188	$16,203,265	$16,488,866	$16,852,177
Preferred stocks, other than affiliates	545,135	519,142	718,501	753,501
Common stocks, other than affiliates	176,641	176,641	255,727	255,727
Mortgage loans on real estate, other than affiliates	4,507,913	4,497,005	4,301,048	4,356,148
Policy loans	390,494	390,494	387,465	387,465
Derivatives:
Floors, caps, options and swaptions	63	63	10	10
Interest rate and currency swaps	(39,755)	(22,103)	(34,399)	(2,852)
Credit default swaps	—	324,282	—	335,262
Cash, cash equivalents and short-term investments, other than affiliates	171,248	171,248	280,875	280,875
Receivable from parent, subsidiaries and affiliates	169,099	169,099	231,049	231,049
Separate account assets	2,776,745	2,776,745	2,575,661	2,575,661
Liabilities
Investment contract liabilities	11,078,333	11,120,735	11,478,713	11,498,634
Borrowed money	—	—	312,669	312,669
Payable to parent, subsidiaries and affiliates	158,861	158,861	157,228	157,228
Separate account annuity liabilities	2,316,497	2,316,497	2,132,216	2,132,216

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments

Investments in common stocks of affiliated entities were as follows:

	December 31
	2007		2006
Affiliate	Cost	Carrying Amount	Cost	Carrying Amount
Wholly owned subsidiaries:
NEF Investment Company	$1,278	$—	$1,278	$—
Transamerica Life Insurance Company	678,418	1,685,600	678,418	1,165,228
USA Administration Services Inc.	16,161	134	16,161	290
Transamerica Life (Bermuda) Ltd.	169,430	267,825	134,430	189,240
Asia Investments Holdings, LTD	1,164	—	1,164	—

	866,451	1,953,559	831,451	1,354,758
Minority-owned subsidiaries:
Transamerica Financial Life Insurance Company (12.6% of issued and outstanding shares)	141,438	95,326	141,438	104,750
Real Estate Alternatives Portfolio 3A Inc. (10% of issued and outstanding shares)	1,875	2,242	1,286	1,470

	$1,009,764	$2,051,127	$974,175	$1,460,978

Additionally, the Company holds preferred stock of USA Administration Services Inc. with a carrying value of $1,739 and $1,739 at December 31, 2007 and 2006, respectively.

The Company owns 12.6% of the preferred shares of Transamerica Financial Life Insurance Company with a carrying value of $7,162 at December 31, 2007 and 2006, respectively. The cost of the preferred shares is $7,162.

The Company purchased 17.2% of the outstanding preferred shares of Malibu Loan Fund Ltd. during 2006. At December 31, 2007 and 2006, the carrying value of these shares was $827 and $551, respectively. The cost of the preferred shares is $827 and $551, respectively.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

The Company owns 100% of the membership interests for two affiliated limited liability companies, Transamerica Pyramid Properties LLC and Transamerica Realty Investment Properties LLC. At December 31, 2007 and 2006, the Company’s carrying value for these two affiliated entities was $181,377 and $195,001, respectively. The investment in these two entities is included in other invested assets in the accompanying balance sheets. Summarized combined balance sheet information for these two companies is as follows:

	December 31
	2007	2006
Real estate	$188,403	$190,751
Other assets	19,204	27,681

Total assets	$207,607	$218,432

	December 31
	2007	2006
Current liabilities	$26,230	$23,431
Total member’s interest	181,377	195,001

Total liabilities and member’s interest	$207,607	$218,432

The carrying amount and estimated fair value of investments in bonds and preferred stock were as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2007
Bonds:
United States Government and agencies	$1,271,337	$39,736	$17,525	$731	$1,292,817
State, municipal and other government	181,254	19,541	196	121	200,478
Public utilities	1,131,987	48,503	11,314	5,766	1,163,410
Industrial and miscellaneous	8,724,925	308,805	86,428	104,570	8,842,732
Mortgage and other asset- backed securities	4,896,685	33,328	37,754	188,431	4,703,828

	16,206,188	449,913	153,217	299,619	16,203,265
Unaffiliated preferred stocks	545,135	7,368	7,127	26,234	519,142

	$16,751,323	$457,281	$160,344	$325,853	$16,722,407

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2006
Bonds:
United States Government and agencies	$1,512,572	$22,278	$17,721	$2,472	$1,514,657
State, municipal and other government	268,893	24,368	2,593	284	290,384
Public utilities	1,149,454	62,102	10,402	3,494	1,197,660
Industrial and miscellaneous	8,935,264	424,224	103,261	32,122	9,224,105
Mortgage and other asset- backed securities	4,622,683	40,161	34,041	3,432	4,625,372

	16,488,866	573,133	168,018	41,804	16,852,177
Unaffiliated preferred stocks	718,501	40,300	4,137	1,163	753,501

	$17,207,367	$613,433	$172,155	$42,967	$17,605,678

The Company held bonds and preferred stock at December 31, 2007 and 2006, with a carrying value of $3,825 and $7,602, respectively, and amortized cost of $6,941 and $9,062, respectively, that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These securities are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

At December 31, 2007 and 2006, respectively, for securities that have been in a continuous loss position greater than or equal to twelve months, the Company held 548 and 724 securities with a carrying value of $3,202,354 and $4,597,358 and an unrealized loss of $160,344 and $172,155 with an average price of 95.0 and 96.2 (NAIC market value/amortized cost). Of this portfolio, 95.7% and 95.9% were investment grade with associated unrealized losses of $138,502 and $149,586, respectively.

At December 31, 2007 and 2006, respectively, for securities in an unrealized loss position for less than twelve months, the Company held 774 and 529 securities with a carrying value of $6,422,879 and $3,158,334 and an unrealized loss of $325,853 and $42,967 with an average price of 94.9 and 98.6 (NAIC market value/amortized cost). Of this portfolio, 93.7% and 96.8% were investment grade with associated unrealized losses of $288,209 and $40,183, respectively.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

The Company closely monitors below investment grade holdings and those investment grade issuers and industry sectors where the Company has concerns. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; and (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally, financial condition, near term prospects of the issuer, nationally recognized credit rating changes and cash flow trends and underlying levels of collateral, for asset-backed securities only, are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

The estimated fair value of bonds and preferred stocks with gross unrealized losses at December 31, 2007 and 2006 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2007
Bonds:
United States Government and agencies	$485,907	$80,743	$566,650
State, municipal and other government	2,295	9,443	11,738
Public utilities	213,348	214,351	427,699
Industrial and miscellaneous	1,633,992	2,454,039	4,088,031
Mortgage and other asset-backed securities	613,555	3,075,674	3,689,229

	2,949,097	5,834,250	8,783,347
Preferred stocks	92,911	262,777	355,688

	$3,042,008	$6,097,027	$9,139,035

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2006
Bonds:
United States Government and agencies	$795,903	$296,792	$1,092,695
State, municipal and other government	52,933	13,303	66,236
Public utilities	265,842	193,440	459,282
Industrial and miscellaneous	2,343,486	1,704,457	4,047,943
Mortgage and other asset-backed securities	828,040	828,576	1,656,616

	4,286,204	3,036,568	7,322,772
Preferred stocks	138,998	78,799	217,797

	$4,425,202	$3,115,367	$7,540,569

The carrying amount and estimated fair value of bonds at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$224,842	$225,134
Due after one year through five years	2,949,237	2,987,245
Due after five years through ten years	3,302,465	3,285,161
Due after ten years	4,832,959	5,001,897

	11,309,503	11,499,437
Mortgage and other asset-backed securities	4,896,685	4,703,828

	$16,206,188	$16,203,265

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

Sub-prime mortgages are loans to homebuyers who have weak or impaired credit histories, are loans that are non-conforming or are loans that are second in priority. The Company’s businesses in the United States do not sell or buy sub-prime mortgages directly. The Company’s position is related to so-called “asset-backed securities” (ABS). These securities are pools of mortgages that have been securitized and offered to investors as asset-backed securities, where the mortgages are collateral. Most of the underlying mortgages within the pool have FICO scores below 660. Therefore, the ABS has been classified by the Company as a sub-prime mortgage position. Also included in the Company’s total sub-prime mortgage position are ABS with second lien mortgages as collateral. The second lien mortgages may not necessarily have sub-prime FICO scores; however, the Company has included these ABS in its sub-prime position as it’s the second priority in terms of repayment. The Company does not have any “direct” residential mortgages to sub-prime borrowers outside of the ABS structures.

For ABS in an unrealized loss position, the Company considers them for impairment when there has been an adverse change in estimated cash flows from the cash flows previously projected at purchase, which is in accordance with SSAP 43, Loan-backed and Structured Securities. The Company did not impair any of its sub-prime mortgage positions in 2007 or 2006.

The following table provides the actual cost, carrying value and fair value by asset class of the Company’s sub-prime mortgage position at December 31, 2007:

	Actual Cost	Carrying Value	Fair Value
Residential Mortgage Backed Securities	$484,775	$485,226	$434,272
Collateralized Debt Obligations	800	800	800

	$485,575	$486,026	$435,072

The following table provides the actual cost, carrying value and fair value by asset class of the Company’s sub-prime mortgage position at December 31, 2007, which are reported off balance sheet for statutory reporting purposes.

	Actual Cost	Carrying Value	Fair Value
Residential Mortgage Backed Securities	$786	$786	$770

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

A detail of net investment income (loss) is presented below:

	Year Ended December 31
	2007	2006	2005
Income:
Bonds	$1,046,615	$1,067,740	$1,042,982
Preferred stocks	41,920	55,905	6,801
Common stocks	30,705	4,280	4,036
Mortgage loans	277,798	268,938	253,439
Real estate	1,230	653	2,519
Policy loans	26,069	25,872	26,548
Cash, cash equivalents and short-term investments	25,574	13,280	8,006
Derivative instruments	(5,337)	(24,747)	(38,548)
Other invested assets	22,718	25,249	66,793
Other	4,257	7,599	7,492

Gross investment income	1,471,549	1,444,769	1,380,068
Less investment expenses	(72,375)	(67,984)	(62,185)

Net investment income	$1,399,174	$1,376,785	$1,317,883

Proceeds from sales and maturities of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2007	2006	2005
Proceeds	$11,484,782	$11,087,866	$6,850,357

Gross realized gains	$120,912	$88,162	$94,724
Gross realized losses	(114,009)	(106,913)	(48,198)

Net realized capital gains (losses)	$6,903	$(18,751)	$46,526

Gross realized losses in 2007, 2006 and 2005 include $30,211, $21,070 and $8,724, respectively, which relate to losses recognized on other than temporary declines in market values of bonds and preferred stocks.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

At December 31, 2007, investments with an aggregate carrying value of $5,763 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

Net realized capital gains (losses) on investments and change in unrealized capital gains (losses) are summarized below:

	Realized
	Year Ended December 31
	2007	2006	2005
Bonds	$223	$(22,320)	$45,794
Preferred stocks	6,680	3,569	732
Common stocks	47,562	11,903	15,410
Derivatives	3,337	5,011	(2,370)
Other invested assets	86,501	56,560	32,705

	144,303	54,723	92,271
Federal income tax effect	(64,520)	(28,158)	(28,274)
Transfer to interest maintenance reserve	(27,822)	677	(27,526)

Net realized capital gains on investments	$51,961	$27,242	$36,471

	Change in Unrealized
	Year Ended December 31
	2007	2006	2005
Bonds	$(1,656)	$22,332	$(20,416)
Preferred stocks	263	1,178	39
Common stocks	536,642	328,209	38,992
Derivatives	4,245	(15,902)	27,458
Other invested assets	107,793	94,177	(9,449)

Change in unrealized capital gains(losses)	$647,287	$429,994	$36,624

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

Gross unrealized gains and gross unrealized losses on common stock of unaffiliated entities are as follows:

	December 31
	2007	2006
Unrealized gains	$15,332	$35,445
Unrealized losses	(1,366)	(1,532)

Net unrealized gains	$13,966	$33,913

During 2007, the Company issued mortgage loans with interest rates ranging from 5.55% to 7.76% for commercial loans and 6.67% to 8.67% for agricultural loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 89%. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

At December 31, 2007 and 2006, respectively, the Company did not hold any impaired loans with a related allowance for credit losses. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2007 and 2006, respectively.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days), and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company did not recognize any interest income on impaired loans nor did the Company recognize any interest income on a cash basis for the years ended December 31, 2007 or 2006. The Company recognized interest income on impaired loans of $494 for the year ended December 31, 2005. Interest income of $495 was recognized on a cash basis for year ended December 31, 2005.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2007	2006	2005
Balance at beginning of period	$—	$—	$9,120
Additions, net charged to operations	—	—	—
Reduction due to write-downs charged against the allowance	—	—	(7,566)
Recoveries of amounts previously charged off	—	—	(1,554)

Balance at end of period	$—	$—	$—

During 2005, one loan with a book value of $14,345 was transferred to real estate. No loans were foreclosed or acquired by deed and transferred to real estate during 2007 or 2006. At December 31, 2007 and 2006, the Company held a mortgage loan loss reserve in the AVR of $108,183 and $136,653, respectively.

The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution

	December 31			December 31
	2007	2006		2007	2006
South Atlantic	27%	27%	Office	27%	27%
Pacific	21	22	Apartment	25	21
E. North Central	14	13	Retail	20	22
Mountain	12	10	Industrial	17	18
Middle Atlantic	10	13	Other	11	12
W. North Central	6	7
W. South Central	4	3
E. South Central	3	3
New England	3	2

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

At December 31, 2007, the Company had recorded investments in restructured securities of $1,576. The capital losses taken as a direct result of restructures in 2007 were $638. The Company did not record any investments in restructured securities at December 31, 2006 and did not take any capital losses as a direct result of restructures for the years ended December 31, 2006 or 2005. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

There were no investments in loans for which an impairment has been recognized in accordance with SSAP No. 36, Troubled Debt Restructuring, as of December 31, 2007 and 2006. There were no commitments to lend additional funds to debtors owing receivables whose terms have been modified in a troubled debt restructuring for either 2007 or 2006.

At December 31, 2007, the Company had ownership interests in 30 Low Income Housing Tax Credit (LIHTC) properties. The remaining years of unexpired tax credits ranged from 2 to 13 and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from 2 to 17 years. The amount of contingent equity commitments expected to be paid during the years 2008 to 2019 is $15,481.

For the year ended December 31, 2007, an impairment of $4,285 was recorded for MP Shoreline Associates, a LIHTC property. The impairment was determined by comparing the current book value to the fair value. The fair value was determined by discounting the anticipated future cash flows. Since the decline in fair value was determined to be other than temporary, the investment in partnership was written down to fair value.

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A notional currency exchange occurs at the

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

beginning and end of the contract. During the life of the swap, the counterparties exchange fixed or floating interest payments in its swapped currency. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges; consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

Under exchange traded currency futures and options, the Company agrees to purchase a specified number of contracts with other parties and to post a variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange traded futures and options are regulated futures commissions merchants who are members of a trading exchange. The Company recognized net realized gains (losses) from futures contracts in the amount of $(1,342), $1,065 and $125 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company may issue foreign denominated assets or liabilities and uses forward rate agreements to hedge foreign currency risk associated with its foreign denominated assets or liabilities. Cash payments and/or receipts represent the difference between market values and those of the contracts.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

An interest rate floor provides for the receipt of payments in the event interest rates fall below the strike rates in the contract. The floor is designed to generate cash flows to offset the lower cash flows received on assets during low interest rate environments. The Company may also invest in capped floating rate commercial mortgage loans and use interest rate caps to convert the commercial mortgage loan into a pure floating rate asset in order to meet its overall asset/liability strategy. Interest rate caps provide for the receipt of payments when interest rates rise above the strike rates in the contract. A single premium is paid by the Company at the beginning of the interest rate cap/floor contracts.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset into a lower rated investment grade asset. Using the swap market to replicate credit quality enables the Company to enhance the relative values while having the ability to execute larger transactions in a shortened time frame. A premium is received by the Company on a periodic basis and recognized in investment income. At December 31, 2007 and 2006, the Company had replicated assets with a fair value of $324,282 and $343,880 and credit default swaps with a fair value of $437 and $3,383, respectively. During the years ended December 31, 2007, 2006 and 2005, the Company has recognized no capital losses related to replication transactions.

The Company issues products providing the customer a return based on the S&P 500 indices. The Company uses S&P 500 index futures contracts and/or options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and the fair value adjustment is recorded as income in the financial statements. There were no expenses recognized by the Company for the years ended December 31, 2007 or 2006 from option contracts. The Company recognized expense from options contracts in the amount of $121 for the year ended December 31, 2005.

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, the Company is required to post assets instead. At December 31, 2007, the fair value of all contracts, aggregated at a counterparty level, with a positive fair value amounted to $65,992. At December 31, 2007, the fair value of all contracts, aggregated at counterparty level, with a negative fair value amount to $88,031.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows for forecasted transactions is 24 years. At December 31, 2007 and 2006, none of the Company’s cash flow hedges have been discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

At December 31, 2007 and 2006, the Company has recorded $17,331 and $14,084, respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss).

The Company did not recognize any unrealized gains and losses during 2007 and 2006 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The Company has pledged securities as collateral for derivative transactions in the amount of $48,037 and $17,797 as of December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Company’s outstanding financial instruments with on and off balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2007	2006
Derivative securities
Interest rate and currency swaps:
Receive float-pay float	$198,500	$313,783
Receive fixed-pay float	4,619,955	3,876,835
Receive float-pay fixed	4,070,816	4,631,642
Receive fixed-pay fixed	94,594	81,195
Caps	145,400	35,000

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

Open futures contracts at December 31, 2007 and 2006, were as follows:

Number of Contracts	Contract Type	Opening Market Value	Year-End Market Value
December 31, 2007
39	S&P 500 March 2008 Futures	$14,379	$14,403
December 31, 2006
31	S&P 500 March 2007 Futures	$11,045	$11,070

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

6. Reinsurance (continued)

Premiums earned and reserves and claims liability amounts reflect the following reinsurance assumed and ceded amounts:

		Ceded/Retroceded to		Assumed from
	Direct Amount	Affiliated Companies	Unaffiliated Companies	Affiliated Companies	Unaffiliated Companies	Net Amount
Year ended December 31, 2007:
Premium revenue	$2,038,914	$987,444	$849,696	$218,399	$1,723,553	$2,143,726

At December 31, 2007:
Reserves for future policy benefits	$18,367,525	$7,542,424	$3,164,980	$594,972	$4,679,634	$12,934,727
Policy and contract claims payable	207,962	166,964	129,831	1,875	416,750	329,792

	$18,575,487	$7,709,388	$3,294,811	$596,847	$5,096,384	$13,264,519

Year ended December 31, 2006:
Premium revenue	$2,303,401	$1,049,122	$826,156	$6,348	$1,529,701	$1,964,172

At December 31, 2006:
Reserves for future policy benefits	$17,403,364	$6,346,320	$2,838,797	$331,829	$4,192,951	$12,743,027
Policy and contract claims payable	231,217	107,935	173,235	7,943	344,401	302,391

	$17,634,581	$6,454,255	$3,012,032	$339,772	$4,537,352	$13,045,418

Year ended December 31, 2005:
Premium revenue	$2,566,208	$1,047,890	$812,737	$5,924	$1,329,601	$2,041,106

At December 31, 2005:
Reserves for future policy benefits	$17,166,531	$5,761,998	$2,514,348	$5,445	$3,653,590	$12,549,220
Policy and contract claims payable	247,906	94,388	187,255	10,863	333,568	310,694

	$17,414,437	$5,856,386	$2,701,603	$16,308	$3,987,158	$12,859,914

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

6. Reinsurance (continued)

Effective December 31, 2007, the Company entered into a reinsurance agreement with Transamerica Life Insurance Company (TLIC), an affiliate, to cede certain universal life business that includes certain policies that originated on Transamerica Life (Bermuda) Ltd. (TLB), a direct wholly-owned subsidiary of the Company. Universal life secondary guarantee reserves ceded were $143,515, resulting in a pre-tax gain of $143,515 that has been recorded directly to unassigned surplus on a net of tax basis.

During 2007, the Company entered into an agreement with Transamerica International Re (Bermuda) Ltd. (TIRe), an affiliate, to retrocede certain life insurance policies issued by Seguros Argos, S.A. de C.V., effective January 1, 2007. The Company received consideration of $21,955, resulting in an initial transaction pre-tax gain of $21,955. The net of tax gain was recorded directly to unassigned surplus on a net of tax basis. During 2007, the Company amortized $2,925 on a pre-tax basis into earnings with a corresponding charge to unassigned surplus.

Effective October 1, 2007, the Company recaptured the risks related to specified blocks of policies that were previously retroceded to TIRe. The consideration received was $59,744 and life and claim reserves recaptured were $358,102 and $7,900, respectively. This resulted in a pre-tax loss on the statutory income statement of $306,258. The Company subsequently entered into an indemnity retrocession agreement with Transamerica International Re (Ireland) Ltd (TIRI), an affiliate, to retrocede specific blocks of policies ceded to the Company. The consideration that was given in the transaction was $59,744 and the life and claim reserves ceded were $358,102 and $7,900, respectively. This resulted in a pre-tax gain on a statutory basis of $306,258 that was recorded directly to unassigned surplus on a net of tax basis.

The Company entered into an agreement effective December 30, 2006 to recapture a block of in force term life business that was ceded to Transamerica Pacific Insurance Company, Ltd. The consideration received was $37,614. Reserves recaptured included $223,404 of life reserves and $5,400 of claim reserves resulting in a pre-tax loss of $191,190, which has been included in the statement of operations.

The Company entered into an agreement effective December 30, 2006 to recapture a block of in force universal life business that was ceded to Transamerica Pacific Insurance Company, Ltd. The recapture consideration received was $635,128 for assets held related to the block; the recapture fee paid was $45,334 for a net consideration received of $589,794. Reserves recaptured included $678,272 of life reserves and $927 of claim reserves resulting in a pre-tax loss of $89,405, which has been included in the statement of operations.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

6. Reinsurance (continued)

The Company entered into an agreement effective December 31, 2006, to allow TIRI to recapture a retrocession agreement whereby the Company assumed mortality risks on a block of in force universal life business which subsequently allowed the Company to recapture the entire universal life contract ceded to TIRI. The recapture consideration paid was $1,245, and reserves recaptured were $4,562, for a net pre-tax gain of $3,317. Subsequent to the transaction, the Company entered into an agreement to recapture the universal life business ceded to TIRI effective December 31, 2006. The recapture consideration received was $361,986; a recapture fee of $11,400 was paid for a net consideration of $350,586. Reserves recaptured included $804,865 of life reserves and $1,152 of claim reserves, resulting in a pre-tax loss of $455,431, which is included in the statement of operations.

TLB acquired the direct liability to the policyholder through a court order from the Hong Kong Special Administrative Region Court, effective December 31, 2006, for most of the business issued from TOLIC’s branch in Hong Kong. TLB also acquired the direct liability to the policyholder through a court order from the High Court of the Republic of Singapore, effective December 31, 2006 for all business issued from TOLIC’s branch in Singapore. The novation of the contracts was approved by the Iowa Insurance Department and all policyholder liabilities were transferred to TLB. All balances assumed by TLB were reflected as direct adjustments to the balance sheet. As the transfer occurred between affiliated companies no gain or loss was recognized, and the difference between the assets transferred and the statutory liabilities assumed in the amount of $78,993 was recorded as goodwill and will be amortized into operations over the life of the business, not to exceed ten years. Below is a summary of the net policyholder liabilities and assets transferred:

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

6. Reinsurance (continued)

Invested assets/cash transferred	$1,004,909
Reinsurance recoverable	178
Due premiums	396
Due premiums ceded	(1,502)
Deferred premiums	576
Policy loans	7,276
Policyholder life reserves	(928,481)
Policyholder premium deposit and dividend accumulations	(1,025)
Life claim reserves	(3,200)
Advance premiums	(134)

Net impact of transfer to subsidiary – goodwill	$78,993

Goodwill in the amount of $9,274 was amortized during 2007 related to this transaction. TLB is valued on a U.S. statutory basis and includes a deferred gain liability of a similar amount to the goodwill reflected in the financials of the Company.

Subsequent to the novation of the Hong Kong and Singapore business the Company entered into a reinsurance agreement to assume certain risks related to the in force block from TLB effective December 31, 2006. The initial premium received was $261,418, reserves assumed included $328,985 of life reserves and $258 of claim reserves, resulting in a pre-tax loss of $67,825, which is included in the statement of operations.

Effective December 31, 2006, the Company entered into a reinsurance agreement with LIICA Re II, Inc., an affiliate, to cede term and universal life business. The initial premium paid was $120,000. Reserves ceded included $212,319 of term life reserves, $834,446 of universal life secondary guarantee reserves, $1,067 of claim reserves and $5,911 of miscellaneous policyholder assets, resulting in a pre-tax gain of $921,921 that was recorded directly to unassigned surplus on a net of tax basis. During 2007, the Company amortized $1,321 on a net of tax basis into earnings with a corresponding charge to unassigned surplus.

Effective December 31, 2006, the Company recaptured a block of in force term life business that was ceded to TIRe. The recapture premium received was $86,705; the commission expense allowance paid was $43,730, for a net consideration received of $42,975. Reserves recaptured included $286,151 of life reserves and $16,892 of claim reserves, resulting in a pre-tax loss of $260,068, which has been included in the statement of operations.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

6. Reinsurance (continued)

Subsequent to the recapture, the Company entered into a reinsurance agreement with LIICA Re I, an affiliate, to retrocede term life business effective December 31, 2006. The initial premium paid was $77,479, offset by the commission expense received of $42,022, for a net consideration of $35,457. Reserves ceded included $256,795 of life reserves and $13,146 of claim reserves, resulting in a pre-tax gain of $234,484 that was recorded directly to unassigned surplus on a net of tax basis.

Effective January 1, 2007, the Company recaptured the risks related to specified blocks of policies that were previously retroceded to TIRe. The recapture premium received was $9,677 and the commission expense allowance paid was $15,357 for a net consideration paid of $5,680. Reserves recaptured included $81,657 in life reserves and $457 in claim reserves resulting in a pre-tax loss of $87,793 which has been included in the statement of operations. The Company subsequently entered into an indemnity retrocession agreement with LIICA Re I to retrocede specific blocks of policies ceded to the Company. Net consideration received by the Company was $16,006 and the life and claim reserves ceded were $81,657 and $457, respectively. This resulted in a pre-tax gain of $98,119 that was recorded directly to unassigned surplus on a net of tax basis. During 2007, the Company amortized $7,220 on a net of tax basis into earnings with a corresponding charge to unassigned surplus.

During 2005, the Company executed novation agreements associated with 13 reinsurance treaties originally assumed by TIRe. As a result of the novations, $174,925 of statutory reserves were assumed. Subsequently, the Company entered into a reinsurance agreement to cede these risks back to TIRe. These transactions occurred with no gain or loss in the statement of operations or capital and surplus.

Effective December 31, 2005, the Company recaptured the risks related to the universal life business that was previously ceded to TIRI. The consideration that was given in the transaction was $288,500 and the reserves recaptured were $566,600. This resulted in a pre-tax loss on the statutory income statement of $278,100. In addition, the Company recaptured the risks related to the term business that was ceded to TIRe. The consideration received in the transaction was $125,400, the commission expense allowance paid was $84,000 and the reserves recaptured were $508,200. This resulted in a pre-tax loss on the statutory basis statement of operations of $466,800. The Company subsequently entered into a reinsurance agreement with Stonebridge Reinsurance Company, an affiliate, to cede the term business and the secondary guarantee related to the universal life business. The consideration that was given in the transaction was $103,900, the commission expense allowance received was $67,400 and the reserves

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

6. Reinsurance (continued)

ceded were $832,400 ($508,200 term and $324,200 secondary guarantee). This resulted in a pre-tax gain on a statutory basis of $795,900 that was recorded directly to unassigned surplus on a net of tax basis and will be amortized back into earnings based upon contract experience.

During 2001, the Company novated certain traditional life insurance contracts to Transamerica Financial Life Insurance Company (TFLIC), an affiliate, via an assumption reinsurance transaction. Under the terms of this agreement, a significant portion of the future statutory-basis profits from the contracts assumed by TFLIC will be passed through to the Company as an experience rated refund. The Company recorded a deferred liability of $14,281 as a result of this transaction, which has an unamortized balance of $12,848 at December 31, 2007. The accretion of the deferred liability was $1,433 for 2007, 2006 and 2005.

During 2001, the Company entered into a reinsurance transaction with TIRe. Under the terms of this transaction, the Company ceded the obligation of future guaranteed minimum death benefits included in certain of its variable annuity contracts. The gain on the transaction of $28,967 was credited directly to unassigned surplus on a net of tax basis. Subsequent to the initial gain, the Company amortized $1,883 for each of the years ended December 31, 2007 and 2006, into earnings with a corresponding charge to unassigned surplus. At December 31, 2007, the Company holds collateral from this affiliate in the form of letters of credit of $427,484, covering this reinsurance agreement and others.

The Company reports a reinsurance deposit receivable of $120,582 and $112,956 as of December 31, 2007 and 2006, respectively. In 1996, the Company entered into a reinsurance agreement with Berkshire Hathaway where, for a net consideration of $59,716, the Company ceded certain portions of future obligations under single premium annuity contracts originally written by the Company in 1993. Consistent with the requirements of SSAP No. 75, Reinsurance Deposit Accounting, the Company reports the net consideration paid as a deposit. The amount reported is the present value of the future payment streams discounted at the effective yield rate determined at inception.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

7. Income Taxes

The main components of deferred income tax amounts are as follows:

	December 31
	2007	2006
Deferred income tax assets:
Non-admitted assets	$33,466	$32,071
Provision for contingent experience rated refund	7,743	8,139
Derivatives	12,283	3,933
Partnerships	42,950	—
Tax basis deferred acquisitions costs	216,772	204,561
Reserves	237,150	241,052
Unrealized capital losses	28,103	21,572
§807(f) assets	7,084	9,343
Deferred intercompany losses	18,283	18,283
Investment in controlled foreign company	91,874	76,240
Other	37,512	39,450

Total deferred income tax assets	733,220	654,644
Deferred income tax assets non-admitted	256,592	290,618

Admitted deferred income tax assets	476,628	364,026
Deferred income tax liabilities:
Partnerships	196,774	93,379
Agent deferred compensation	23,499	22,476
Real estate	21,737	31,551
§807(f) liabilities	10,590	12,179
Separate account seed money	2,853	2,853
Unrealized capital gains	37,580	44,359
Deferred intercompany gains	20,983	20,857
PGAAP income	24,402	27,648
Other	6,184	8,838

Total deferred income tax liabilities	344,602	264,140

Net admitted deferred income tax asset	$132,026	$99,886

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

7. Income Taxes (continued)

The change in net deferred income tax assets and deferred income tax assets are as follows:

	December 31
	2007	2006	Change
Total deferred income tax assets	$733,220	$654,644	$78,576
Total deferred income tax liabilities	344,602	264,140	80,462

Net deferred income tax asset	$388,618	$390,504	(1,886)

Tax effect of unrealized gains (losses)			24,190

Change in net deferred income tax			$22,304

	December 31
	2006	2005	Change
Total deferred income tax assets	$654,644	$608,768	$45,876
Total deferred income tax liabilities	264,140	249,472	14,668

Net deferred income tax asset	$390,504	$359,296	31,208

Tax effect of unrealized gains (losses)			38,412

Change in net deferred income tax			$69,620

Non-admitted deferred income tax assets increased (decreased) $(52,862) and $49,218 for the years ended December 31, 2007 and 2006, respectively.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

7. Income Taxes (continued)

Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to gain (loss) from operations before federal income tax expense (benefit) and net realized capital gains (losses) on investments for the following reasons:

	Year Ended December 31
	2007	2006	2005
Income tax expense (benefit) on operational gains and capital gains (losses) on investments computed at the federal statutory rate (35%)	$16,893	$(148,131)	$(54,197)
Agent deferred compensation	(1,023)	(1,605)	236
Controlled foreign corporation income – TA Life Bermuda	15,633	3,483	—
Deferred acquisition costs – tax basis	12,211	35,573	26,033
Dividends received deduction	(2,283)	(2,073)	(2,415)
IMR amortization	(7,180)	(7,472)	(7,709)
Investment income items	7,715	(8,293)	(31,487)
Limited partnership book/tax difference	(17,771)	(15,675)	(7,185)
Prior year under (over) accrual	7,061	(36,883)	94,218
Earnings from affiliated LLC	1,113	2,967	3,520
Reinsurance adjustments	127,507	256,777	176,144
Tax credits	(30,699)	(29,553)	(20,784)
Tax reserve valuation	(4,391)	(11,637)	24,666
Other	(6,356)	1,304	(4,052)

Federal income tax expense on operations and capital gains (losses) on investments	118,430	38,782	196,988
Less tax (benefit) on capital gains (losses)	64,520	28,158	28,274

Total federal income tax expense	$53,910	$10,624	$168,714

The total statutory income taxes are computed as follows:

	Year Ended December 31
	2007	2006	2005
Federal income tax expense on operations and capital gains (losses) on investments	$118,430	$38,782	$196,988
Change in net deferred income taxes	(22,304)	(69,620)	55,353

Total statutory income taxes	$96,126	$(30,838)	$252,341

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

7. Income Taxes (continued)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with other affiliated companies. Under the terms of a tax sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that current credit for tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies’ alternative minimum taxable income. A tax return has not yet been filed for 2007.

Income taxes incurred during 2007, 2006 and 2005 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses is $327,937, $244,223 and $137,713 respectively.

The amount of tax contingencies calculated for the Company as of December 31, 2007 and December 31, 2006 is $29,410. The total tax contingencies represent the amount that, if recognized, would affect the effective income tax rate in future periods. It is reasonably possible that a portion of the tax contingencies may decrease within twelve months of the reporting date. This possibility arises from a controversy currently at the IRS appellate division that may be settled within the next 12 months. At this time, an estimate of this possible decrease cannot be made. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company’s interest expense related to income taxes is $3,448 and $1,612 for December 31, 2007 and December 31, 2006 respectively. The Company recorded no liability for penalties.

The Company’s federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 2000. The examination for the years 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions. An examination is underway for 2005 and 2006.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the “policyholders’ surplus account” (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA. A distribution from the PSA in the amount of

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

7. Income Taxes (continued)

$117,701 was made in 2005, reducing the balance in the PSA to zero. Due to US tax legislation enacted in October 2004, distributions to shareholders during 2005 and 2006 were deemed to come first out of the PSA and are not taxed. There was no reduction to net earnings due to this distribution.

8. Policy and Contract Attributes

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31
	2007		2006
	Amount	Percent	Amount	Percent
Subject to discretionary withdrawal with adjustment:
With market value adjustment	$2,715,162	14%	$3,303,542	17%
At book value less surrender charge	365,438	2	377,020	2
At fair value	1,881,818	10	2,004,697	11

Total with adjustment or at market value	4,962,418	26	5,685,259	30
Subject to discretionary withdrawal without adjustment	689,184	4	805,485	4
Not subject to discretionary withdrawal provision	13,245,572	70	12,639,876	66

Total annuity reserves and deposit liabilities	18,897,174	100%	19,130,620	100%

Less reinsurance ceded	(2,733,627)		(2,900,660)

Net annuity reserves and deposit liabilities	$16,163,547		$16,229,960

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at estimated fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

8. Policy and Contract Attributes (continued)

The Separate Account includes funds related to variable annuities of a nonguaranteed nature. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets and liabilities of the accounts are carried at fair value.

Information regarding the separate accounts of the Company is as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2007	$—	$853	$574,226	$24,240	$599,319

Reserves for accounts with assets at fair value as of December 31, 2007	$997	$97,270	$635,878	$1,809,575	$2,543,720

Reserves by withdrawal characteristics as of December 31, 2007:
At fair value	$—	$—	$—	$1,765,085	$1,765,085
Not subject to discretionary withdrawal	997	97,270	635,878	44,490	778,635

	$997	$97,270	$635,878	$1,809,575	$2,543,720

Reserves for separate accounts by withdrawal characteristics at December 31, 2007:
Subject to discretionary withdrawal:
With market value adjustment	$—	$—	$—	$—	$—
At book value without market value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	1,765,085	1,765,085
At book value without market value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	1,765,085	1,765,085
Not subject to discretionary withdrawal	997	97,270	635,878	44,490	778,635

Total separate account liabilities at December 31, 2007	$997	$97,270	$635,878	$1,809,575	$2,543,720

Transamerica Occidental Life Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

8. Policy and Contract Attributes (continued)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2006	$4,878	$2,877	$160,623	$30,023	$198,401

Reserves for accounts with assets at fair value as of December 31, 2006	$30,198	$194,062	$237,420	$1,909,855	$2,371,535

Reserves by withdrawal characteristics as of December 31, 2006:
At fair value	$—	$—	$—	$1,870,494	$1,870,494
Not subject to discretionary withdrawal	30,198	194,062	237,420	39,361	501,041

	$30,198	$194,062	$237,420	$1,909,855	$2,371,535

Reserves for separate accounts by withdrawal characteristics at December 31, 2006:
Subject to discretionary withdrawal:
With market value adjustment	$—	$—	$—	$—	$—
At book value without market value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	1,870,494	1,870,494
At book value without market value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	1,870,494	1,870,494
Not subject to discretionary withdrawal	30,198	194,062	237,420	39,361	501,041

Total separate account liabilities at December 31, 2006	$30,198	$194,062	$237,420	$1,909,855	$2,371,535

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

8. Policy and Contract Attributes (continued)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2005	$1,022	$201,736	$84,839	$34,813	$322,410

Reserves for accounts with assets at fair value as of December 31, 2005	$76,476	$542,004	$169,358	$1,942,392	$2,730,230

Reserves by withdrawal characteristics as of December 31, 2005:
At fair value	$—	$—	$—	$1,904,124	$1,904,124
Not subject to discretionary withdrawal	76,476	542,004	169,358	38,268	826,106

	$76,476	$542,004	$169,358	$1,942,392	$2,730,230

Reserves for separate accounts by withdrawal characteristics at December 31, 2005:
Subject to discretionary withdrawal:
With market value adjustment	$—	$—	$—	$—	$—
At book value without market value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	1,904,124	1,904,124
At book value without market value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	1,904,124	1,904,124
Not subject to discretionary withdrawal	76,476	542,004	169,358	38,268	826,106

Total separate account liabilities at December 31, 2005	$76,476	$542,004	$169,358	$1,942,392	$2,730,230

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

8. Policy and Contract Attributes (continued)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2007	2006	2005
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$24,877	$30,023	$34,812
Transfers from separate accounts	306,751	251,518	290,561

Net transfers from separate accounts	(281,874)	(221,495)	(255,749)
Other reconciling adjustments	(4,249)	73	(525)

Net transfers as reported in the statements of operations	$(286,123)	$(221,422)	$(256,274)

A reclassification was made to the amounts previously reported to the Insurance Division, Department of Commerce, State of Iowa in the 2007 Annual Statement, to move $189 from net transfers to separate accounts to reserve adjustments on reinsurance ceded within the Statement of Operations, which also affected the reconciliation of net transfers to or from separate accounts as reflected in the notes to financials. This reclassification had no impact on net income.

Reserves on certain of the Company’s traditional life insurance products are computed using mean reserving methodologies. The Company moved to a continuous reserve methodology from a mean reserve method on certain products. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy’s paid-through date to the policy’s next anniversary date. At December 31, 2007 and 2006, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

	Gross	Loading	Net
December 31, 2007
Life and annuity:
Ordinary first-year business	$18,461	$102	$18,359
Ordinary renewal business	448,991	9,470	439,521
Group life direct business	27,282	—	27,282
Reinsurance ceded	(194,866)	—	(194,866)

	299,868	9,572	290,296
Accident and health	(46,642)	—	(46,642)

	$253,226	$9,572	$243,654

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

8. Policy and Contract Attributes (continued)

	Gross	Loading	Net
December 31, 2006
Life and annuity:
Ordinary first-year business	$77,441	$126	$77,315
Ordinary renewal business	413,485	10,187	403,298
Group life direct business	3,828	—	3,828
Reinsurance ceded	(171,071)	—	(171,071)

	323,683	10,313	313,370
Accident and health	11,187	—	11,187

	$334,870	$10,313	$324,557

At December 31, 2007 and 2006, the Company had insurance in force aggregating $333,883,262 and $273,530,416, respectively, in which the gross premiums are less than the net premiums required by the standard valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $621,198 and $589,996 to cover these deficiencies at December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Company had variable annuities with minimum guaranteed income benefits as follows:

Year	Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
2007	Minimum Guaranteed Income Benefit	$1,468,917	$196,485	$120,374
2006	Minimum Guaranteed Income Benefit	$1,612,235	$335,827	$208,398

For Variable Annuities with Guaranteed Living Benefits (VAGLB), the Company complies with Actuarial Guideline 39. This guideline defines a two step process for the determination of VAGLB reserves. The first step is to establish a reserve equal to the accumulated VAGLB charges for the policies in question. The second step requires a standalone asset adequacy analysis to determine the sufficiency of these reserves. This step has been satisfied by projecting 30 years into the future along 1,000 stochastic variable return paths using a variety of assumptions as to VAGLB charges, lapse, withdrawal, annuitization and death. The results of this analysis are discounted back to the valuation date and compared to the accumulation of fees reserve to determine if an additional reserve needs to be established.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

8. Policy and Contract Attributes (continued)

At December 31, 2007 and 2006, the Company had variable annuities with minimum guaranteed death benefits as follows:

Year	Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
2007	Minimum Guaranteed Death Benefit	$10,115,886	$474,945	$263,952
2006	Minimum Guaranteed Death Benefit	$11,245,800	$608,816	$350,618

For Variable Annuities with Minimum Guaranteed Death Benefits (MGDB), the Company complies with Actuarial Guideline 34. This guideline requires that MGDBs be projected by assuming an immediate drop in the values of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return until the maturity of the contract. The immediate drop percentages and gross assumed returns vary by asset class and are defined in the guideline. Mortality is based on the 1994 Variable Annuity MGDB Mortality Table, which is also defined in the guideline.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by the Company’s divisional actuaries using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2007 and 2006 was $1,286 and $1,274, respectively. The Company incurred $452 and paid $440 of claim adjustment expenses in the current year, of which $376 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the provision for insured events of prior years.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

9. Securities Lending

The Company participates in two agent-managed securities lending programs. Under the first program, the Company receives collateral equal to 102% of the fair market value of the loaned securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair market value of the loaned security. At December 31, 2007 and December 31, 2006, respectively, securities in the amount of $543,195 and $621,756 were on loan under security lending agreements and the collateral the Company received was in the form of cash in this program.

Under the second program, the Company receives collateral equal to 102/105% of the fair market value of the loaned securities as of the transaction date for domestic/international securities, respectively. The counterparty is mandated to deliver additional collateral if the fair value of the collateral is at any time less than 100% of the fair value of the loaned securities. This additional collateral, along with the collateral already held in connection with the lending transaction, must then be at least equal to 102/105% of the fair value of the loaned domestic/international securities, respectively. Except for the amount of $54,132 as of December 31, 2007, the program requirements restrict the collateral from rehypothecation by any party involved in the transaction and has minimum limitations related to credit worthiness, duration and borrower levels. At December 31, 2007 and December 31, 2006, respectively, securities in the amount of $68,642 and $64,801 were on loan under security lending agreements as part of this program. Liabilities are recorded with respect to the cash collateral received in connection with the securities on loan when it is available for the general use of the Company. Liabilities were recorded in the amount of $76,806 and $72,132, at December 31, 2007 and 2006, respectively.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

10. Dividend Restrictions

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2008, without the prior approval of insurance regulatory authorities, is $357,034.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2007, the Company meets the RBC requirements.

11. Capital Structure

The Company has 1,103,466 shares of preferred stock issued and outstanding. The par value of the preferred stock is $12.50 per share. Holders of the preferred shares shall be entitled to receive dividends equal to the amount of income generated from a segregated pool of assets, including cash, cash equivalents, mortgages and debt securities and these dividends are cumulative in nature. Holders of the shares of preferred stock have no right to cause mandatory or optional redemption of the shares. As of December 31, 2007, cumulative unpaid dividends relating to the preferred shares were $1,596. There were no cumulative unpaid dividends relating to preferred shares at December 31, 2006.

12. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

During 2006 and 2005, the Company sold $592 and $9,029, respectively, of agent balances without recourse to an affiliated entity. Prior to July 29, 2005, the agent debit balances were sold to Money Services, Inc. (MSI), an affiliated company. Subsequent to July 29, 2005, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliate company, and all rights, title and interest in the prior net debit balances owned by MSI prior to July 29, 2005, were fully assigned, without recourse, to ADB. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and thus retains such balances as non-admitted receivables. Receivables in the amount of $23,781 and $17,261 were non-admitted as of December 31, 2007 and 2006, respectively.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

12. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities (continued)

The Company has recorded liabilities of $270,370 and $455,262 for municipal reverse repurchase agreements as of December 31, 2007 and 2006, respectively. The reverse repurchase agreements are collateralized securities with book values of $295,517 and $499,775 as of December 31, 2007 and 2006, respectively. These securities have maturity dates that range from 2010 to 2029 and have a weighted average interest rate of 7.60%.

There were no dollar reverse repurchase agreements at December 31, 2007. At December 31, 2006, securities with a book value of $309,458 and a market value of $310,032 were subject to dollar reverse repurchase agreements. The Company has no outstanding liability for borrowed money due to participation in dollar reverse repurchase agreements at December 31, 2007 and $312,669 at December 31, 2006.

13. Pension Plan and Other Postretirement Benefits

The Company’s employees participate in a qualified benefit plan sponsored by AEGON USA, Inc. (AEGON), an affiliate. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits as a percent of salaries. The benefits are based on years of service and the employee’s compensation during the highest five consecutive years of employment. Pension expense aggregated $4,297, $4,142 and $3,616, for the years ended December 31, 2007, 2006 and 2005, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

13. Pension Plan and Other Postretirement Benefits (continued)

Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Benefits expense of $2,491, $2,328 and $2,136 were allocated for the years ended December 31, 2007, 2006 and 2005, respectively.

AEGON sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2007, 2006 and 2005 was negligible. AEGON also sponsors an employee stock option plan/stock appreciation rights for individuals employed and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $371, $248 and $349 related to these plans for the years ended December 31, 2007, 2006 and 2005, respectively.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

14. Related Party Transactions

The Company shares certain offices, employees and general expenses with affiliated companies.

The Company is party to a cost sharing agreement between AEGON USA, Inc. companies, providing for services needed. The Company is also party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2007, 2006 and 2005, the Company paid $67,022, $71,245 and $62,683, respectively, for these services, which approximates their costs to the affiliates. During 2006, the Company executed an administration service agreement with Transamerica Fund Advisors, Inc. to provide administrative services to the AEGON/Transamerica Series Trust.

On December 19, 2007, the Company paid a $50,627 dividend to its preferred shareholder, Transamerica and a $149,373 dividend to its common shareholder as of that date, TSC. On December 13, 2006, the Company paid a $54,068 dividend to its preferred shareholder as of that date, Scottish Equitable. On December 8, 2005, the Company paid a $193,048 dividend to its common stockholder, TSC, and a $106,952 dividend to its preferred shareholder, Scottish Equitable Finance Limited.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

14. Related Party Transactions (continued)

On December 19, 2006, based on approval from the Insurance Division, Department of Commerce, of the State of Iowa, the Company redeemed the surplus note it held with Transamerica Corporation. During 2002, the Company received $200,000 from Transamerica Corporation in exchange for surplus notes. These notes were due 20 years from the date of issuance and were subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. Additional information related to the surplus notes at December 31, 2006 is as follows:

December 31, 2006
Date Issued	Interest Rate	Original Amount of Notes	Current Value	Interest Paid Current Year	Total Interest Paid	Date Redeemed
September 30, 2002	6.0%	$200,000	$0	$11,633	$47,633	December 19, 2006

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. At December 31, 2007 and 2006, the Company reported a net amount of receivables from affiliates of $83,638 and $73,821, respectively. Terms of settlement require that these amounts be settled within 90 days. As of December 31, 2007, the Company has five short-term notes receivable. There are notes from the following companies: Transamerica Corporation, in the amount of $56,300 which is due on or before November 28, 2008; two notes from TIRe in the amounts of $8,900 and $100 which are due by December 10, 2008 and December 23, 2008, respectively; AEGON USA, Inc., in the amount of $295,000 which is due on or before December 27, 2008; and Transamerica Life Insurance Company in the amount of 42,500 which is due on or before December 30, 2008. The Transamerica Corporation note bears interest at 4.72%, while the other four notes bear interest at 4.75%. These notes are reported as short-term investments. The Company has two short-term notes payable to Monumental Life Insurance Company of $26,300 and $47,100 outstanding at December 31, 2007. These notes are due by October 22, 2008 and October 23, 2008, respectively, and bear interest at 5.05%. During 2007, 2006 and 2005 the Company received (paid) net interest of $2,053, $(5,414) and $2,033, respectively, to affiliates.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

15. Commitments and Contingencies

The Company has contingent commitments for $339,073 and $491,486 as of December 31, 2007 and 2006, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $15,481 and $29,312, respectively.

At December 31, 2007 and 2006, the Company has mortgage loan commitments of $108,081 and $289,635, respectively.

At December 31, 2007 and 2006, the Company has private placement commitments outstanding of $59,474 and $70,920, respectively.

The net amount of securities being sold on a “to be announced” (TBA) basis was $116,510 as of December 31, 2007. There were no securities acquired or sold on a TBA basis as of December 31, 2007.

The Company may pledge assets as collateral for transactions involving funding agreements. At December 31, 2007 and 2006, the Company has pledged invested assets with a carrying amount of $163,758 and $144,384, respectively, and fair value of $160,357 and $141,906, respectively, in conjunction with these transactions.

Assets in the amount of $2,767,511 and $2,028,003 as of December 31, 2007 and 2006, respectively, were pledged as collateral in conjunction with funding agreements associated with the Federal Home Loan Bank.

The Company has provided a guarantee for the performance of an affiliated noninsurance entity that was involved in a guaranteed sale of investments in low-income housing tax credit partnerships. These partnerships are majority owned by a noninsurance subsidiary of the Company for which a third party is the primary investor. The balance of the investor’s capital account covered by this transaction is $15,752 as of December 31, 2007. The nature of the obligation is to provide the investor with a minimum guaranteed annual and cumulative return on their contributed capital. The Company is not at risk for changes in tax law or the investor’s inability to fully utilize tax benefits. Accordingly, the Company believes the likelihood of having to make material payments under the guarantee is remote.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

15. Commitments and Contingencies (continued)

The Company serves as guarantor for an affiliate’s guaranties of the principal value of loans made to entities which invest in certain investment funds. There was no notional amount associated with these guarantees as of December 31, 2007. The investment funds’ assets are restricted based on established investment guidelines and are required, upon a decline in value below a formula based threshold, to either replace the assets with fixed income instruments or sell assets and pay down the loan in order to minimize the guarantor’s principal protection liability. There are no expected payments associated with these guarantees.

At December 31, 2007, the Company had entered into multiple agreements with notional amounts of $643,923 for which it was paid a fee to provide credit enhancements and standby liquidity asset purchase agreements. The Company believes the chance of draws or other performance features being exercised under these agreements is minimal.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $6,174 and $6,175 at December 31, 2007 and 2006, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $261, $260 and $(11,023), for the years ended December 31, 2007, 2006 and 2005, respectively.

In the normal course of business, the Company has obtained letters of credit of $330,543 for the benefit of non affiliated companies that have reinsured business to the Company where the ceding companies’ state of domicile does not recognize the Company as an authorized reinsurer.

The Company has also provided a guarantee for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. There are no expected payments associated with this guarantee.

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

15. Commitments and Contingencies (continued)

The Company is party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

16. Leases

The Company leases office buildings under various noncancelable operating lease agreements. At December 31, 2007, the future minimum aggregate rental commitments are as follows:

Year ending December 31:
2008	$9,233
2009	9,943
2010	8,798
2011	8,599
2012	6,909
Thereafter	34,165

The Company, both on its own and through its holdings in two LLCs, Transamerica Realty Investment Properties, LLC and Transamerica Pyramid Properties, LLC, owns buildings that are rented out to others. Future minimum lease payment receivables under noncancelable leasing arrangements as of December 31, 2007 are as follows:

Year ending December 31:
2008	$29,950
2009	26,220
2010	24,360
2011	21,802
2012	14,660
Thereafter	20,408

Transamerica Occidental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

17. Reconciliation of Capital and Surplus

The following table reconciles capital and surplus as reported in the Annual Statement filed with the Insurance Division, Department of Commerce, of the State of Iowa to the amounts reported in the accompanying financial statements:

December 31, 2005
Total Capital and Surplus
Amounts reported in the Annual Statement	$2,132,653
Adjustment for affiliated common stock valuation	478,102

Amounts reported herein	$2,610,755

There were no reconciling items at December 31, 2007 and 2006 for the years then ended.

18. Events (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm

Unprecedented levels of credit events took place during 2008. The Company recognized impairments of $47,038 in its bond and stock portfolios for the nine months ended September 30, 2008. Of this amount, $39,336 was impaired in the third quarter.

Effective October 1, 2008, the Company was merged into TLIC, an affiliated Iowa-domiciled life insurer. This transaction was accounted for under the statutory merger method. The Plans of Merger stated that TLIC would be the surviving corporation.

The Company’s common and preferred stock was deemed cancelled by operation of law. In exchange for its agreement to merge the Company into the TLIC, TIHI, the owner of the Company’s common stock, received common stock of TLIC equal in value to the fair value of the Company’s common stock that was deemed cancelled. Transamerica Corporation, the owner of the Company’s preferred stock, received Series B preferred stock of TLIC equal in value to the fair value of the Company’s voting preferred stock that was deemed cancelled.

Consolidated un-audited proforma results of the merged company as of September 30, 2008 would have been as follows:

Total Consolidated Admitted Assets	$96,735,955
Total Consolidated Liabilities	93,103,490
Total Consolidated Capital and Surplus	3,632,465
Total Consolidated Net Income	487,571

Statutory-Basis

Financial Statement Schedules

Transamerica Occidental Life Insurance Company

Summary of Investments – Other Than Investments in Related Parties

(Dollars in Thousands)

December  31, 2007

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet
Fixed maturities
Bonds:
United States government and government agencies and authorities	$1,322,063	$1,343,713	$1,322,063
States, municipalities and political subdivisions	208,451	221,463	208,451
Foreign governments	120,359	132,860	120,359
Public utilities	1,131,987	1,163,410	1,131,987
All other corporate bonds	13,423,328	13,341,818	13,423,328
Preferred stocks	545,135	519,142	545,135

Total fixed maturities	16,751,323	16,722,406	16,751,323
Equity securities
Common stocks:
Banks, trust and insurance	109,012	109,012	109,012
Industrial, miscellaneous and all other	53,663	67,629	67,629

Total common stocks	162,675	176,641	176,641
Mortgage loans on real estate	4,507,913		4,507,913
Real estate	8,998		8,998
Policy loans	390,494		390,494
Other long-term investments	1,135,575		1,367,797
Cash, cash equivalents and short-term investments	171,248		171,248

Total investments	$23,128,226		$23,374,414

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.

Transamerica Occidental Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

December 31, 2007

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2007
Individual life	$8,059,940	$—	$245,323	$1,572,697	$529,945	$1,483,409	$812,070
Individual health	175,028	33,102	3,450	85,676	12,874	62,322	74,572	$116,865
Group life and health	50,503	707	70,336	78,138	6,944	53,671	26,429	26,432
Annuity	4,615,448	—	10,682	407,215	849,411	1,566,368	(431,234)

	$12,900,919	$33,809	$329,791	$2,143,726	$1,399,174	$3,165,770	$481,837

Year ended December 31, 2006
Individual life	$7,687,646	$—	$214,368	$1,297,849	$505,298	$2,258,824	$936,437
Individual health	146,729	33,787	19,541	76,429	11,314	53,052	55,324	$113,640
Group life and health	39,315	822	61,229	47,745	6,708	30,790	27,512	37,488
Annuity	4,834,728	—	7,253	542,149	853,465	1,626,099	(528,671)

	$12,708,418	$34,609	$302,391	$1,964,172	$1,376,785	$3,968,765	$490,602

Year ended December 31, 2005
Individual life	$7,418,637	$—	$218,906	$1,456,551	$483,189	$1,710,877	$934,163
Individual health	124,003	32,135	9,519	47,826	9,419	45,465	35,735	$110,930
Group life and health	31,642	835	83,040	21,577	6,999	32,978	6,889	36,808
Annuity	4,941,968	—	(771)	515,152	818,276	1,477,790	(277,973)

	$12,516,250	$32,970	$310,694	$2,041,106	$1,317,883	$3,267,110	$698,814

*	Allocations of net investment income and other operating expenses are based on a number and assumptions of estimates, and the results would change if different methods were applied.

Transamerica Occidental Life Insurance Company

Reinsurance

(Dollars in Thousands)

December 31, 2007

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2007
Life insurance in force	$371,022,644	$710,707,357	$568,750,218	$229,065,505	248%

Premiums:
Individual life	$1,761,443	$1,604,712	$1,415,966	$1,572,697	90%
Individual health	116,865	166,128	134,939	85,676	157%
Group life and health	26,432	5,045	56,751	78,138	73%
Annuity	134,173	61,254	334,296	407,215	82%

	$2,038,913	$1,837,139	$1,941,952	$2,143,726	91%

Year ended December 31, 2006
Life insurance in force	$372,372,922	$622,857,401	$470,257,834	$219,773,355	214%

Premiums:
Individual life	$1,865,592	$1,542,594	$974,851	$1,297,849	75%
Individual health	113, 639	145,878	108,668	76,429	142%
Group life and health	37,489	15,460	25,716	47,745	54%
Annuity	361,879	246,544	426,814	542,149	79%

	$2,378,599	$1,950,476	$1,536,049	$1,964,172	78%

Year ended December 31, 2005
Life insurance in force	$378,985,142	$529,840,825	$384,372,793	$233,517,110	165%

Premiums:
Individual life	$2,222,423	$1,633,313	$867,441	$1 ,456,551	61%
Individual health	110,930	108,162	45,058	47,826	94%
Group life and health	36,808	19,581	4,350	21,577	20%
Annuity	196,047	99,571	418,676	515,152	81%

	$2,566,208	$1,860,627	$1,335,525	$2,041,106	66%

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Transamerica Life Insurance Company

Years Ended December 31, 2007, 2006 and 2005

Transamerica Life Insurance Company

Financial Statements and Schedules– Statutory Basis

Years Ended December 31, 2007, 2006 and 2005

• Ernst & Young LLP Suite 3000 801 Grand Avenue Des Moines, IA 50309-2764	• Phone: (515) 243-2727 www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors

Transamerica Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Transamerica Life Insurance Company (an indirect wholly owned subsidiary of AEGON N.V.) as of December 31, 2007 and 2006, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2007. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Transamerica Life Insurance Company at December 31, 2007 and 2006, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2007.

A member firm of Ernst & Young Global Limited

1

• Ernst & Young LLP

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Life Insurance Company at December 31, 2007 and 2006, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2007, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 3 to the financial statements, in 2006 Transamerica Life Insurance Company changed its accounting for investments in certain low income housing tax credit properties and in 2005 the Company changed its method of accounting for certain subsidiaries and affiliates.

[GRAPHIC]

March 28, 2008

A member firm of Ernst & Young Global Limited

2

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2007	2006
Admitted assets
Cash and invested assets:
Cash, cash equivalents and short-term investments	$1,182,364	$1,552,965
Bonds:
Affiliated entities	512,234	501,180
Unaffiliated	27,987,619	32,103,292
Preferred stocks:
Affiliated entities	1,627	1,085
Unaffiliated	1,328,054	1,689,094
Common stocks:
Affiliated entities (cost: 2007 - $85,125; 2006 - $84,843)	84,902	82,202
Unaffiliated (cost: 2007 - $169,868; 2006 - $366,148)	175,403	393,176
Mortgage loans on real estate	6,038,594	5,760,667
Real estate (net of encumbrances):
Home office properties	6,160	6,237
Properties held for production of income	2,463	2,466
Properties held for sale	20,268	21,508
Policy loans	92,978	130,144
Receivable for securities	55,363	6,651
Other invested assets	2,152,611	1,543,092

Total cash and invested assets	39,640,640	43,793,759
Premiums deferred and uncollected	20,822	20,444
Due and accrued investment income	767,993	853,244
Reinsurance balances recoverable	5,078	2,914
Net deferred income tax asset	139,589	108,342
Receivable from parent, subsidiaries, and affiliates	69,694	165,881
Other admitted assets	105,384	109,938
Separate account assets	32,759,905	28,875,013

Total admitted assets	$73,509,105	$73,929,535

3

	December 31
	2007	2006
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$3,887,337	$4,040,838
Annuity	19,297,739	23,038,230
Accident and health	896,258	812,961
Policy and contract claim reserves:
Life	33,849	35,143
Accident and health	43,078	39,502
Liabilities for deposit-type contracts	5,962,783	7,085,285
Other policyholders’ funds	2,542	2,646
Remittances and items not allocated	135,840	167,889
Borrowed money	—	493,336
Asset valuation reserve	816,295	803,012
Interest maintenance reserve	176,160	159,356
Case level liabilities	20,561	18,865
Other liabilities	439,903	503,931
Reinsurance in unauthorized companies	15,612	—
Funds held under coinsurance and other reinsurance treaties	7,008,745	5,950,970
Transfers from separate accounts due or accrued (including $(469,120) and $(477,683) accrued for expense allowances recognized in reserves, net of reinsured allowances)	(472,791)	(482,082)
Federal and foreign income taxes payable (including $175,872 and $50,291 on realized capital gains (losses) at December 31, 2007 and 2006, respectively)	111,200	20,923
Payable for securities	133,303	90,398
Payable to affiliates	251,087	230,656
Separate account liabilities	32,759,855	28,874,898

Total liabilities	71,519,356	71,886,757
Capital and surplus:
Common stock, $10 per share par value, 1,000,000 shares authorized, 316,955 issued and outstanding shares	3,170	3,170
Preferred stock, Series A, $10 per share par value, 42,500 shares authorized and issued (total liquidation value - $58,000); Series B, $10 per share par value, 250,000 shares authorized, 87,755 shares issued and 30,415 shares outstanding as of December 31, 2007 and 87,755 shares issued and outstanding at December 31, 2006 (total liquidation value - $877,550)	1,302	1,302
Treasury stock, Series A Preferred, $10 per share par value, 42,500 shares and Series B Preferred, $10 per share par value, 57,340 shares as of December 31, 2007. Series A Preferred, 10 per share par value, 57,340 shares as of December 31, 2006.	(631,400)	(58,000)
Paid-in surplus	1,437,881	1,437,768
Unassigned surplus	1,178,796	658,538

Total capital and surplus	1,989,749	2,042,778

Total liabilities and capital and surplus	$73,509,105	$73,929,535

See accompanying notes.

4

Transamerica Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2007	2006	2005
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$113,191	$392,558	$734,878
Annuity	5,168,514	4,322,254	4,191,484
Accident and health	198,224	194,973	178,855
Net investment income	2,293,196	2,376,911	2,390,054
Amortization of interest maintenance reserve	14,771	21,795	39,488
Commissions and expense allowances on reinsurance ceded	55,684	187,363	105,759
Consideration for reinsurance recapture	253,942	—	—
Income from fees associated with investment management, administration and contract guarantees for separate accounts	418,291	369,936	276,684
Reserve adjustments on reinsurance ceded	1,324,466	1,234,064	(219,021)
Income from administrative service agreement with TFA	48,726	42,513	—
Other income	55,569	51,256	62,744

	9,944,574	9,193,623	7,760,925
Benefits and expenses:
Benefits paid or provided for:
Life	143,572	115,217	118,906
Accident and Health	129,402	113,547	102,075
Surrender benefits	8,253,615	7,291,738	5,415,085
Other benefits	1,425,984	1,487,689	1,380,601
Increase (decrease) in aggregate reserves for policies and contracts:
Life	(153,501)	32,072	45,992
Annuity	(3,787,437)	(3,863,633)	(1,974,994)
Accident and health	83,297	98,588	86,538

	6,094,932	5,275,218	5,174,203
Insurance expenses:
Commissions	452,260	435,419	425,434
General insurance expenses	268,195	253,636	242,493
Insurance taxes, licenses and fees	39,076	41,256	27,899
Net transfers to separate accounts	1,727,725	2,417,521	1,365,516
Reinsurance reserve recapture	—	—	813
Change in case liability	20,561	18,865	13,640
Consideration paid on reinsurance transaction	607,721	—	—
Other expenses	621,276	396,828	216,748

	3,736,814	3,563,525	2,292,543

Total benefits and expenses	9,831,746	8,838,743	7,466,746

Gain from operations before dividends to policyholders, federal income tax expense and net realized capital gains on investments	112,828	354,880	294,179
Dividends to policyholders	534	557	455

Gain from operations before federal income tax expense and net realized capital gains on investments	112,294	354,323	293,724
Federal income tax expense	71,239	136,412	4,302

Gain from operations before net realized capital gains on investments	41,055	217,911	289,422
Net realized capital gains on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	229,723	114,487	9,223

Net income	$270,778	$332,398	$298,645

See accompanying notes.

5

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2005	$2,578	$425	$—	$575,000	$1,787,236	$205,372	$2,570,611
Net income	—	—	—	—	—	298,645	298,645
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	—	39,668	39,668
Change in other non-admitted assets		—	—	—		(1,718)	(1,718)
Change in asset valuation reserve	—	—	—	—	—	(146,776)	(146,776)
Repayment of surplus in separate accounts	—	—	—	—	—	199	199
Change in provision for reinsurance in unauthorized companies	—	—	—	—	—	(17,011)	(17,011)
Change in net deferred income tax asset	—	—	—	—	—	34,505	34,505
Cumulative effect of change in accounting principle	—	—	—	—	—	(6,668)	(6,668)
Issuance of common stock in connection with statutory merger	592	877	—	—	(1,812)	343	—
Return of capital	—	—	—		(348,051)	—	(348,051)
Reinsurance transactions	—	—	—	—	—	(5,982)	(5,982)
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	—	—	623	—	623

Balance at December 31, 2005	$3,170	$1,302	$—	$575,000	$1,437,996	$400,577	$2,418,045

6

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2005	$3,170	$1,302	$—	$575,000	$1,437,996	$400,577	$2,418,045
Cumulative effect of change in accounting principle	—	—	—	—	—	(1,665)	(1,665)
Net income	—	—	—	—	—	332,398	332,398
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	—	105,010	105,010
Change in net unrealized foreign exchange capital gains/losses, net of tax	—	—	—	—	—	(3,602)	(3,602)
Change in other non-admitted assets	—	—	—	—	—	(98,040)	(98,041)
Change in asset valuation reserve	—	—	—	—	—	(139,821)	(139,821)
Repayment of surplus in separate accounts	—	—	—	—	—	79	79
Change in provision for reinsurance in unauthorized companies	—	—	—	—	—	17,264	17,264
Change in net deferred income tax asset	—	—	—	—	—	91,021	91,021
Reinsurance transactions	—	—	—	—	—	4,640	4,640
Dividend to stockholders	—	—	—	—	—	(69,803)	(69,803)
Repurchase of Series A preferred stock	—	—	(58,000)	—	—	—	(58,000)
Correction of prior period error	—	—	—	—	—	20,480	20,480
Repayment of surplus notes	—	—	—	(575,000)	—	—	(575,000)
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	—	—	(228)	—	(228)

Balance at December 31, 2006	$3,170	$1,302	$(58,000)	$—	$1,437,768	$658,538	$2,042,778

7

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2006	$3,170	$1,302	$(58,000)	$—	$1,437,768	$658,538	$2,042,778
Net income	—	—	—	—	—	270,778	270,778
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	—	122,039	122,039
Change in net unrealized foreign exchange capital gains/losses, net of tax	—	—	—	—	—	6,861	6,861
Change in other non-admitted assets	—	—	—	—	—	51,329	51,329
Change in asset valuation reserve	—	—	—	—	—	(13,283)	(13,283)
Repayment of surplus in separate accounts	—	—	—	—	—	(64)	(64)
Change in provision for reinsurance in unauthorized companies	—	—	—	—	—	(15,612)	(15,612)
Change in net deferred income tax asset	—	—	—	—	—	(6,996)	(6,996)
Reinsurance transactions	—	—	—	—	—	187,828	187,828
Dividend to stockholders	—	—	—	—	—	(51,600)	(51,600)
Change in reserve on account of change in valuation basis	—	—	—	—	—	(1,736)	(1,736)
Repurchase of Series B preferred stock	—	—	(573,400)	—	—	—	(573,400)
Tax benefit on stock options exercised	—	—	—	—	2	—	2
Correction of prior period error	—	—	—	—	—	(29,286)	(29,286)
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	—	—	111	—	111

Balance at December 31, 2007	$3,170	$1,302	$(631,400)	$—	$1,437,881	$1,178,796	$1,989,749

See accompanying notes.

8

Transamerica Life Insurance Company

Statements of Cash Flow - Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2007	2006	2005
Operating activities
Premiums collected, net of reinsurance	$5,470,210	$4,910,880	$5,105,476
Net investment income	2,484,234	2,490,060	2,466,077
Miscellaneous income	2,305,880	1,972,319	259,085
Benefit and loss related payments	(11,509,376)	(10,395,471)	(7,792,780)
Net transfers to separate accounts	(1,720,824)	(2,326,426)	(1,199,281)
Commissions, expenses paid and aggregate write-ins for deductions	(1,998,299)	(1,155,948)	(985,993)
Dividends paid to policyholders	(521)	(523)	(584)
Federal and foreign income taxes paid	(140,792)	(53,236)	(175,128)

Net cash used in operating activities	(5,109,488)	(4,558,345)	(2,323,128)
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	19,515,825	18,812,848	23,151,411
Common stocks	422,290	200,499	83,756
Preferred stocks	587,261	398,977	361,028
Mortgage loans	992,102	1,271,404	1,303,236
Real estate	1,508	7,004	15,683
Other invested assets	492,895	346,990	284,913
Receivable for securities	42,905	66,568	17,374
Miscellaneous proceeds	5,856	—	11,490

Total investment proceeds	22,060,642	21,104,290	25,228,891
Cost of investments acquired:
Bonds	(15,271,610)	(16,845,468)	(20,643,565)
Common stock	(148,636)	(361,184)	(106,718)
Preferred stock	(179,343)	(468,081)	(223,919)
Mortgage loans	(1,269,740)	(1,266,019)	(1,346,022)
Real estate	(394)	(2,486)	(303)
Other invested assets	(861,354)	(609,485)	(396,494)
Payable for securities	(48,712)	—	(1,346,713)
Miscellaneous applications	(5,777)	(13,718)	(5,322)

Total cost of investments acquired	(17,785,566)	(19,566,441)	(24,069,056)
Net decrease (increase) in policy loans	37,166	(6,923)	(6,969)

Net cost of investments acquired	(17,748,400)	(19,573,364)	(24,076,025)

Net cash provided by investing activities	$4,312,242	$1,530,926	$1,152,866

9

Transamerica Life Insurance Company

Statements of Cash Flow - Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2007	2006	2005
Financing and miscellaneous activities
Other cash provided:
Borrowed funds received (returned)	$(491,075)	$482,624	$8,450
Net deposits (withdrawals) on deposit-type contract funds and other liabilities without life or disability contingencies	399,533	542,778	(360,558)
Funds held under reinsurance treaty with unauthorized reinsurers	1,055,389	3,654,695	973,428
Other sources	87,798	249,848	(74,352)

Total cash provided	1,051,645	4,929,945	546,968

Other cash applied:
Dividends paid to stockholders	(51,600)	(42,588)	—
Repurchase of surplus notes	—	(575,000)	—
Repurchase of preferred stock	(573,400)	(58,000)
Capital distribution	—	—	(348,051)

Total other cash applied	(625,000)	(675,588)	(348,051)

Net cash provided by financing and miscellaneous activities	426,645	4,254,357	198,917

Net increase (decrease) in cash, cash equivalents and short-term investments	(370,601)	1,226,938	(971,345)
Cash, cash equivalents and short-term investments:
Beginning of year	1,552,965	326,027	1,297,372

End of year	$1,182,364	$1,552,965	$326,027

Supplemental disclosure of cash flow information for non-cash transactions:
Dividend paid in non-affiliated stock	$—	$27,215	$—

Noncash proceeds:

Hybrid schedule reclass	$7,200	$1,231,903	$—

See accompanying notes.

10

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

December 31, 2007

1. Organization and Summary of Significant Accounting Policies

Organization

Transamerica Life Insurance Company (the Company) is a stock life insurance company and is owned by AEGON USA, Inc. (100% of preferred shares) and Transamerica Occidental Life Insurance Company (100% of common shares). AEGON USA, Inc. (AEGON) and Transamerica Occidental Life Insurance Company (TOLIC) are both indirect wholly-owned subsidiaries of AEGON N.V., a holding company organized under the laws of The Netherlands.

On October 1, 2005, the Company completed a merger with Transamerica Life Insurance and Annuity Company (TALIAC), which was a wholly-owned subsidiary of an affiliate, TOLIC. The merger was accounted for in accordance with Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. Prior to the merger of the Company and TALIAC, TALIAC owned 34,295 shares and AEGON owned 223,500 shares in common stock of the Company. TOLIC owned 100% (25,000 shares) of the outstanding common shares of TALIAC prior to the merger. As a result of the merger, the 34,295 outstanding shares of the Company previously held by TALIAC were retired and considered authorized but unissued stock of the merged entity. AEGON exchanged its 223,500 common shares of the Company for 87,755 shares of a newly issued Series B non-voting class of preferred stock of the merged entity, shares equivalent in value to that of the common shares previously held. Also in conjunction with the merger, the TALIAC stock was deemed cancelled by operation of law. In exchange for its agreement to merge TALIAC into the Company, TOLIC received 316,955 shares of the merged entity, which was an equivalent fair value of the TALIAC stock that was deemed cancelled. As such, financial statements for periods prior to the merger were combined and the recorded assets, liabilities and surplus of TALIAC were carried forward to the merged company. Total capital and surplus of the Company was reduced by the value of the Company’s stock held by TALIAC prior to the merger in the amount of $171,482.

11

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Summarized financial information for the Company and TALIAC restated for the period prior to the merger is as follows:

Nine Months Ended September 30 2005

Unaudited
Revenues:
Company	$3,371,185
TALIAC	2,857,854
Merger elimination	(51,949)

As restated	$6,177,090

Net income:
Company	$72,538
TALIAC	158,430
Merger elimination	(51,949)

As restated	$179,019

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, structured settlements, pension products, as well as a broad line of single fixed and flexible premium annuity products and guaranteed interest contracts and funding agreements. In addition, the Company offers group life, universal life and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico, and the US Virgin Islands. Sales of the Company’s products are primarily through the Company’s agents and financial institutions.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

12

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Under GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CCO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the fair value. If high credit quality securities are adjusted, the retrospective method is used.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from

13

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual bond or mortgage loan sold. That net deferral is reported as the “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

14

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Non-admitted Assets: Certain assets designated as “non-admitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and for guaranteed interest in group annuity contracts are recorded and for guaranteed interest in group annuity contracts using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy

15

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

account value and interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software, and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are non-admitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes`, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years and a valuation allowance is established for deferred income tax assets not realizable.

16

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Surplus Notes: Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year of less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds (except those to which the Securities Valuation Office of the NAIC (SVO) has ascribed an NAIC designation of a 6), are reported at cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except principal-only and interest-only securities, which are valued using the prospective method.

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost or fair value. Nonredeemable preferred stocks are reported at fair value or lower of cost or fair value as determined by the Securities Valuation Office of the NAIC (SVO) and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

17

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. Reclassifications of securities from bonds to preferred stock have been made by the Company in the amount of $7,200 and $1,231,903 as of December 31, 2007 and 2006, respectively, due to the SVO identification of such securities. Although the classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost based upon their NAIC rating. A corresponding reclassification was not made as of December 31, 2005.

Common stocks of unaffiliated companies and mutual funds are carried at fair value as determined by the SVO and the related unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes. Common stocks of affiliated noninsurance companies are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses.

The Company is restricted to trading Primus Guaranty, Ltd (Primus) and ACA Capital Holdings, Inc. (ACA), both common stock holdings, due to its ownership interest, which would require special securities filings prior to executing any purchase or sale transactions in regard to these securities. The carrying amount in Primus, which is carried at fair value, as of December 31, 2007 and 2006 was $39,134 and $64,479, respectively. The carrying amount in ACA, which is carried at fair value, as of December 31, 2007 was $629. ACA was not restricted as of December 31, 2006.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other than temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

18

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Real estate occupied by the Company is reported at cost less allowances for depreciation. Land is reported at cost. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is computed by the straight-line method over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances.

The Company has minor ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying GAAP equity of the investee. The Company did not recognize impairment write-downs for its investments in joint ventures and limited partnerships during the year ended December 31, 2007. The Company recognized impairment write-downs for its investments in joint ventures and limited partnerships in the amount of $2,172 and $2,261, during the years ended December 31, 2006 and 2005, respectively.

Investments in Low Income Housing Tax Credits (LIHTC) Properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other “admitted assets” are valued principally at cost.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2007 and 2006, the Company excluded investment income due and accrued of $302 and $1,299, respectively, with respect to such practices.

The carrying amounts of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.

19

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company enters into municipal reverse repurchase agreements for which it requires a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the market value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus along with any adjustments for federal income taxes, until the transaction is terminated.

The Company may hold foreign denominated assets or liabilities and cross currency swaps are utilized to convert the asset or liability to a US denominated security. Cross currency swap agreements are contracts to exchange two principal amounts of two currencies at the prevailing exchange rate at inception of the contract. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually and the terms of the swap must meet the terms of the hedged instrument. For cross currency swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

20

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 indices. The Company uses S&P 500 and NASDAQ 1000 futures and/or options to hedge the liability option risk associated with these products. Futures are marked to market on a daily basis and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements. Options are marked to fair value in the balance sheet and fair value adjustments are recorded in unassigned surplus.

Capped floating rate commercial mortgage loans and interest rate caps that are designated as hedges and meet hedge accounting rules are carried at amortized cost in the financial statements. A gain or loss upon early termination would be reflected in the IMR similar to the underlying instrument.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

The carrying value of derivative instruments is reflected in either the other invested assets or the other liabilities line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2007 and 2006, derivatives in the amount of $174,391 and $157,037, respectively, were reflected in the other liabilities line within the financial statements.

21

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by the Insurance Division, Department of Commerce, of the State of Iowa.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners’ Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 6.0 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners’ Reserve Valuation Method.

The Company waives deduction of deferred fractional premiums upon death and refunds portions of premiums beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. The Company returns any portion of the final premium beyond the date of death.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

Deferred annuity reserves are calculated according to the Commissioners’ Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in Statement of Statutory Accounting Principles (SSAP) No. 50, Classifications and Definitions of Insurance or Managed Care Contracts in Force. These liabilities have annuitization options at

22

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioners’ Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and are amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals received on these contracts are recorded as a direct increase or decrease to the liability balance, and are not reflected as premiums, benefits or changes in reserve in the statement of operations.

The Company issues funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

23

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Separate Accounts

Separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with market value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with market value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist. The Company received variable contract premiums of $5,533,742, $4,875,079 and $3,593,932 in 2007, 2006 and 2005, respectively. In addition, the Company received $418,291, $369,936 and $276,684, in 2007, 2006 and 2005, respectively, related to fees associated with investment management, administration, and contractual guarantees for separate accounts.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and revenues are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

24

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Stock Option and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 through 2007, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company’s employees participate in various stock appreciation rights (SAR) plans issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company’s employees has been charged to the Company, with an offsetting amount credited to paid-in surplus. The Company recorded an expense of $(159), $(272) and $359 for the years ended December 31, 2007, 2006 and 2005 respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $270, $44 and $264 for years ended December 31, 2007, 2006 and 2005 respectively.

Reclassifications

Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 presentation.

25

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

2. Prescribed and Permitted Statutory Accounting Practices

The financial statements of the Company are presented in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. The Insurance Division, Department of Commerce, of the State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law.

The NAIC’s Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits with respect to secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance and Appendix A-791 of the NAIC SAP.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	2007	2006	2005
Net income (loss), State of Iowa basis	$241,492	$332,398	$298,645
State prescribed practice for secondary guarantee reinsurance	—	—	—

Net income (loss), NAIC SAP	$241,492	$332,398	$298,645

Statutory surplus, State of Iowa basis	$1,989,749	$2,042,778	$2,418,045
State prescribed practice for secondary guarantee reinsurance	(286,392)	—	—

Statutory surplus, NAIC SAP	$1,703,357	$2,042,778	$2,418,045

26

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

3. Accounting Changes and Correction of Errors

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (LIHTC) properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company’s investments in LIHTC investments were reported in accordance with SSAP No. 48 and SSAP No. 88 and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that reduced unassigned surplus by $1,665 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities (SCA entities). According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company’s investments in noninsurance subsidiaries were reported in accordance with SSAP No. 46, Investments in Subsidiary, Controlled and Affiliated Entities, and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that reduced unassigned surplus by $6,668 at January 1, 2005.

Effective January 1, 2005, the Company adopted SSAP No. 91, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SSAP No. 91 addresses, among other things, the criteria that must be met in order to account for certain asset transfers as sales rather than collateralized borrowings. Transfers impacted by SSAP No. 91 that the Company engages in include securities lending, repurchase and reverse repurchase agreements and dollar reverse repurchase agreements. In accordance with SSAP No. 91, if specific criteria are met, reverse repurchase agreements and dollar reverse repurchase agreements are accounted for as collateralized borrowings and repurchase agreements are accounted for as collateralized lending. The cumulative effect of the adoption of this SSAP is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.

27

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

3. Accounting Changes and Correction of Errors (continued)

During 2007, the Company discovered that the cash surrender value used in the calculation of statutory reserves for a specific product did not reflect the three percent guarantee that is a part of the strategy option. As a result, the reserve balance was understated by $45,055 as of and for the year ended 2006. The current year statement of operations reflects a decrease in the change in reserve balance with an offset to unassigned surplus to correct this error.

During 2006, the Company discovered that the Interest Maintenance Reserve (IMR) incorrectly included interest-related realized gains and losses associated with specific assets supporting a block of business in which the policyholders were being credited the daily return on such investments. As a result, the IMR balance was overstated by $20,480 as of and for the year ended 2005. The 2006 financials reflect a reduction in the IMR balance with an offset to unassigned surplus to correct this error.

4. Capital and Surplus

On December 26, 2006, the Company repurchased its 42,500 shares of non-voting Series A preferred shares for $58,000, which is reflected as treasury stock as of December 31, 2006. On December 19, 2007, the Company repurchased 57,340 shares of its Series B preferred shares for $573,400. The par value of each class of preferred stock is $10 per share and the liquidation value of Series A is $1,365 per share and Series B is $10 per share. The per share liquidation values shall be adjusted proportionally to reflect any resulting increase or decrease in the number of outstanding shares of preferred stock. Holders of the Series A preferred shares shall be entitled to receive dividends equal to the amount of income generated from a segregated pool of assets, including cash, cash equivalents, mortgages and debt securities and these dividends are cumulative in nature. Holders of the Series B preferred shares shall be entitled to receive dividends equal to the rate of six percent of the issue price of the Series B preferred Stock. Holders of both series of preferred stock have no right to cause mandatory or optional redemption of the shares. As of December 31, 2007 and 2006, cumulative unpaid dividends relating to the preferred shares were $24,881 and $23,828, respectively.

28

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

4. Capital and Surplus (continued)

The Company paid a preferred stock dividend of $51,600 to its Series B preferred stock shareholder, AEGON, on December 19, 2007. The Company paid a preferred stock dividend of $42,588 to its Series A and Series B preferred shareholder, AEGON, on December 26, 2006. On October 23, 2006, the Company paid a preferred stock dividend to AEGON through a transfer of a non-affiliated investment in common stock with a fair value of $27,215. The Company did not pay a common stock dividend to its parent company during 2007 or 2006. On September 29, 2005, the Company distributed $338,551 to its parent company of record on that date, AEGON, a return of additional paid-in capital. In addition, the Company distributed $9,500 as a return of additional paid-in capital to its preferred shareholder, AEGON, on September 29, 2005.

On December 19, 2006, the Company repaid the surplus notes outstanding in the amount of $575,000 with AEGON with approval from the Iowa Insurance Division.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2007, the Company meets the RBC requirements.

5. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, cash equivalents and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Investment securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

29

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

5. Fair Values of Financial Instruments (continued)

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Policy loans: The fair value of policy loans is assumed to equal their carrying amount.

Interest rate caps and swaps: Estimated fair value of interest rate caps are based upon the quoted market price at the balance sheet date. Estimated fair value of swaps, including interest rate and currency swaps, are based upon the pricing differential for similar swap agreements.

Credit default swaps: Estimated fair value of credit default swaps are based upon the pricing differential for similar swap agreements.

Receivable from or payable to parents, subsidiaries, and affiliates: The fair values for short-term notes receivable from and payable to affiliates are assumed to equal their carrying amount.

Separate accounts: The fair value of separate account assets are based on quoted market prices. The fair value of separate account annuity liabilities approximate the market value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

Investment contracts: Fair values for the Company’s liabilities under investment-type insurance contracts, which include guaranteed interest contracts and funding agreements, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For investment contract with no defined maturity, fair value is estimated to be the present surrender value.

Borrowed money: Fair values for borrowed money are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

30

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

5. Fair Values of Financial Instruments (continued)

The following sets forth a comparison of the fair values and carrying amounts of the Company’s financial instruments:

	December 31
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Admitted assets
Cash, cash equivalents and short-term investments	$1,182,364	$1,182,364	$1,552,965	$1,552,965
Unaffiliated bonds	27,987,619	27,899,563	32,103,292	32,462,380
Unaffiliated preferred stocks	1,328,054	1,243,658	1,689,094	1,773,025
Unaffiliated common stocks	175,403	175,403	393,176	393,176
Mortgage loans on real estate	6,038,594	6,086,856	5,760,667	5,863,158
Policy loans	92,978	92,978	130,144	130,144
Interest rate caps	4,454	4,454	10,793	10,793
Receivable from parents, subsidiaries and affiliates	69,694	69,694	503,881	503,881
Separate account assets	32,759,905	32,759,905	28,875,013	28,875,013
Liabilities
Investment contract liabilities	24,409,453	24,956,387	29,617,295	30,115,504
Swaps	(179,775)	166,946	(167,913)	348,111
Borrowed money	—	—	493,336	493,336
Separate account annuity liabilities	24,693,597	24,693,979	22,890,368	22,890,368

6. Investments

The carrying amounts and estimated fair values of non-affiliated investments in bonds and preferred stocks were as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses 12 Months or More	Estimated Fair Value
December 31, 2007
Bonds:
United States Government and agencies	$400,772	$9,166	$202	$1,859	$407,877
State, municipal and other government	654,523	40,467	7,092	7,246	680,652
Public utilities	1,746,365	46,100	6,580	13,849	1,772,036
Industrial and miscellaneous	16,313,521	424,640	166,084	157,223	16,414,854
Mortgage and other asset-backed securities	8,872,438	51,606	219,631	80,269	8,624,144

	27,987,619	571,979	399,589	260,446	27,899,563
Unaffiliated preferred stocks	1,328,054	19,956	87,248	17,104	1,243,658

	$29,315,673	$591,935	$486,837	$277,550	$29,143,221

31

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

6. Investments (continued)

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses 12 Months or More	Estimated Fair Value
December 31, 2006
Bonds:
United States Government and agencies	$423,901	$2,140	$876	$5,701	$419,464
State, municipal and other government	684,807	61,035	1,710	10,418	733,714
Public utilities	2,159,941	85,344	3,766	20,344	2,221,175
Industrial and miscellaneous	18,867,823	549,897	47,310	211,195	19,159,214
Mortgage and other asset-backed securities	9,966,820	46,050	9,222	74,836	9,928,813

	32,103,292	744,466	62,884	322,494	32,462,380
Unaffiliated preferred stocks	1,689,094	94,679	2,098	8,650	1,773,025

	$33,792,386	$839,145	$64,982	$331,144	$34,235,405

The Company held bonds and preferred stock at December 31, 2007 and 2006 with a carrying value of $47,219 and $44,139, respectively, and amortized cost of $58,807 and $56,799, respectively, that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These securities are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

At December 31, 2007 and 2006, for securities that have been in a continuous loss position for greater than or equal to twelve months, the Company held 1,027 and 1,502 securities with a carrying amount of $6,911,761 and $11,033,069 and an unrealized loss of $277,550 and $331,144 with an average price of 96.0 and 97.0 (NAIC market value/amortized cost), respectively. Of this portfolio, 95.0% and 94.4% were investment grade with associated unrealized losses of $245,901 and $291,095, respectively.

At December 31, 2007 and 2006, for securities in an unrealized loss position less than twelve months, the Company held 1,134 and 808 securities with a carrying amount of $9,766,323 and $5,751,378 and an unrealized loss of $486,837 and $64,982 with an average price of 95.0 and 46.7 (NAIC market value/amortized cost), respectively. Of this portfolio, 90.0% and 96.8% were investment grade with associated unrealized losses of $398,133 and $52,315, respectively.

32

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

6. Investments (continued)

The Company closely monitors below investment grade holdings and those investment grade issuers and industry sectors where the Company has concerns. The Company also regularly monitors industry sectors. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; and (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally, financial condition, near term prospects of the issuer, nationally recognized credit rating changes and cash flow trends and underlying levels of collateral, for asset-backed securities only, are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired in the period the determination is made.

The estimated fair value of bonds, common stocks and preferred stocks with gross unrealized losses at December 31, 2007 and 2006 is as follows:

	Losses Less Than 12 Months	Losses 12 Months or More	Total
December 31, 2007
Bonds:
United States Government and agencies	$32,613	$74,807	$107,420
State, municipal and other government	121,626	82,427	204,053
Public utilities	287,588	436,534	724,122
Industrial and miscellaneous	4,462,473	3,790,402	8,252,875
Mortgage and other asset-backed securities	3,729,867	2,062,829	5,792,696

	8,634,167	6,446,999	15,081,166
Unaffiliated preferred stocks	645,319	187,211	832,530
Unaffiliated common stocks	45,390	—	45,390

	$9,324,876	$6,634,210	$15,959,086

33

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

6. Investments (continued)

	Losses Less Than 12 Months	Losses 12 Months or More	Total
December 31, 2006
Bonds:
United States Government and agencies	$101,985	$203,936	$305,921
State, municipal and other government	107,264	103,700	210,964
Public utilities	325,631	618,315	943,946
Industrial and miscellaneous	3,082,806	6,373,498	9,456,304
Mortgage and other asset-backed securities	1,890,306	3,081,179	4,971,485

	5,507,992	10,380,628	15,888,620
Unaffiliated preferred stocks	178,404	321,295	499,699
Unaffiliated common stocks	75,770	—	75,770

	$5,762,166	$10,701,923	$16,464,089

The carrying amounts and estimated fair values of bonds at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$1,274,677	$1,270,825
Due after one year through five years	9,186,021	9,256,980
Due after five years through ten years	4,757,998	4,760,097
Due after ten years	3,896,485	3,987,517

	19,115,181	19,275,419
Mortgage and other asset-backed securities	8,872,438	8,624,144

	$27,987,619	$27,899,563

At December 31, 2007, the Company’s banking sector portfolio reported $138,938 in unrealized losses. The absolute exposure to the banking sector is large and of high quality. Because of the banking sector’s size, the absolute dollar amount of unrealized losses is large, but the overall market value as a percent of book value on all securities in an unrealized loss position is 94%. While the sector has some exposure to the subprime market, the issuers are highly diversified and any impact is not expected to be material to their credit profile.

34

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

6. Investments (continued)

There is one individual issuer rated below investment grade in the banking sector. The Company’s exposure to Northern Rock PLC bonds is rated B3 and has unrealized losses of $37,989. Northern Rock PLC, a British mortgage bank, suffered a run on the bank in the fall of 2007. The Bank of England has provided guarantees and liquidity support to stabilize this UK mortgage lender, and its support is expected to continue until a buyer can be found. Given the support provided by the Bank of England, the Company does not consider Northern Rock PLC to be impaired as of December 31, 2007. Subsequent to year end, Northern Rock PLC, failed to find bids that suited the Bank of England’s loan repayment requirements. As a result, Northern Rock PLC has been nationalized. The Company’s bonds continue to remain as listed securities even under what has been described as temporary public ownership, and no impairment appears warranted.

Sub-prime mortgages are loans to homebuyers who have weak or impaired credit histories, are loans that are non-conforming or are loans that are second in priority. The Company’s businesses in the United States do not sell or buy sub-prime mortgages directly. The Company’s position is related to so-called “asset-backed securities” (ABS). These securities are pools of mortgages that have been securitized and offered to investors as asset-backed securities, where the mortgages are collateral. Most of the underlying mortgages within the pool have FICO scores below 660. Therefore, the ABS has been classified by the Company as a sub-prime mortgage position. Also included in the Company’s total sub-prime mortgage position are ABS with second lien mortgages as collateral. The second lien mortgages may not necessarily have sub-prime FICO scores; however, the Company has included these ABS in its sub-prime position as it’s the second priority in terms of repayment. The Company does not have any “direct” residential mortgages to sub-prime borrowers outside of the ABS structures.

For ABS in an unrealized loss position, the Company considers them for impairment when there has been an adverse change in estimated cash flows from the cash flows previously projected at purchase, which is in accordance with SSAP 43, Loan-backed and Structured Securities. The Company did not impair any of its sub-prime mortgage positions in 2007 or 2006.

The following table provides the actual cost, carrying value and fair value by asset class of the Company’s sub-prime mortgage position at December 31, 2007:

	Actual Cost	Carrying Value	Fair Value
Residential Mortgage Backed Securities	$1,464,313	$1,463,975	$1,365,233
Collateralized Debt Obligations	6,579	6,579	6,579

	$1,470,892	$1,470,554	$1,371,812

35

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

6. Investments (continued)

The following table provides the actual cost, carrying value and fair value by asset class of the Company’s sub-prime mortgage position at December 31, 2007, which are reported off balance sheet for statutory reporting purposes.

	Actual Cost	Carrying Value	Fair Value
Residential Mortgage Backed Securities	$21,352	$21,357	$20,210

At December 31, 2007, the Company’s residential mortgage backed securities sub-sector, CMO Non Agency-whole loan, reported $78,760 in unrealized losses. The majority of the unrealized loss is attributed to SASCO (Structured Asset Securities Corporation) in the amount of $37,766. The Company owns several securities under the SASCO name, with each deal containing its own unique pool of collateral and representing a separate and distinct trust. The combination of low reset margin, slower prepayment speeds, illiquidity in the market and general level of credit spread widening have pushed the overall market value as a percent of book on those residential mortgage backed securities bonds in an unrealized loss position of 92%. The unrealized loss on SASCO is not credit driven but rather a reflection of the move in interest rates and credit spreads relative to where these deals were originally priced.

A detail of net investment income is presented below:

	Year Ended December 31
	2007	2006	2005
Bonds	$1,779,152	$1,908,966	$2,054,492
Preferred stock	96,000	89,786	23,293
Common stock	5,313	5,404	3,688
Mortgage loans	395,076	389,683	383,849
Real estate	3,573	4,238	4,871
Policy loans	7,684	8,501	9,277
Derivatives	6,734	(6,687)	(29,658)
Cash, cash equivalents and short-term investments	76,339	24,043	12,461
Other	19,073	68,733	65,023

Gross investment income	2,388,944	2,492,667	2,527,296
Less investment expenses	(95,748)	(115,756)	(137,242)

Net investment income	$2,293,196	$2,376,911	$2,390,054

36

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

6. Investments (continued)

Proceeds from sales and maturities of bonds and preferred stocks and related gross realized gains and losses were as follows:

	Year Ended December 31
	2007	2006	2005
Proceeds	$20,110,285	$20,443,729	$23,512,439

Gross realized gains	$413,061	$259,277	$291,791
Gross realized losses	(194,877)	(223,665)	(203,370)

Net realized gains	$218,184	$35,612	$88,421

Gross realized losses for the years ended December 31, 2007, 2006 and 2005 include $37,211, $21,993 and $42,184, respectively, which relates to losses recognized on other than temporary declines in market value of debt securities.

Net realized capital gains/losses on investments and change in net unrealized capital gains/losses on investments are summarized below:

	Realized
	Year Ended December 31
	2007	2006	2005
Bonds	$193,427	$(758)	$97,640
Preferred stocks	24,757	36,370	(9,219)
Common stocks	77,658	(1,982)	(4,465)
Mortgage loans on real estate	2,962	385	(3,054)
Real estate	26	515	2,538
Short-term investments	(5,737)	(5)	(7)
Derivatives	(13,505)	6,275	(27,493)
Other invested assets	157,582	110,648	69,851

	437,170	151,448	125,791
Tax effect	(175,872)	(50,291)	(53,227)
Transfer to interest maintenance reserve	(31,575)	13,330	(63,341)

Net realized capital gains on investments	$229,723	$114,487	$9,223

37

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

6. Investments (continued)

	Change in Unrealized
	Year Ended December 31
	2007	2006	2005
Bonds	$1,072	$13,177	$(112,374)
Preferred stocks	585	45,805	1,816
Common stocks	(21,486)	(5,460)	5,085
Affiliated entities	2,417	7,086	2,619
Other invested assets	161,158	116,799	58,498
Derivative instruments	11,198	(59,193)	88,809

Change in net unrealized capital gains/(losses)	$154,944	$118,214	$44,453

Gross unrealized gains and gross unrealized losses on unaffiliated common stocks are as follows:

	December 31
	2007	2006
Unrealized gains	$24,188	$34,180
Unrealized losses	(18,647)	(7,153)

Net unrealized gains	$5,541	$27,027

During 2007, the Company issued mortgage loans with interest rates ranging from 5.55% to 9.58% for commercial loans and 6.30% to 9.45% for agricultural loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 89%. Mortgage loans with a carrying amount of $18 were non-income producing for the previous 180 days. Accrued interest of $3 and $4 related to these mortgage loans was excluded from investment income at December 31, 2007 and 2006, respectively. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

The Company did not recognize any impaired loans with a related allowance for credit losses as of December 31, 2007 or 2006. There were also no impaired mortgage loans held without an allowance for credit losses as of December 31, 2007 or 2006. The average recorded investment in impaired loans during 2006 was $17.

38

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

6. Investments (continued)

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized interest income on impaired loans of $110 for the year ended December 31, 2005. Interest income in the amount of $126 was recognized on a cash basis for the year ended December 31, 2005. There was no interest income on impaired loans recognized nor was there any interest income recognized on a cash basis for years ended December 31, 2007 and 2006.

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2007	2006	2005
Balance at beginning of period	$—	$104	$8,184
Additions, net charged to operations	—	—	838
Reduction due to write-downs charged against the allowance	—	104	7,612
Recoveries in amounts previously charged off	—	—	1,306

Balance at end of period	$—	$—	$104

At December 31, 2007 and 2006, the Company had recorded investments in restructured securities of $672 and $9,644, respectively. The capital gains (losses) taken as a direct result of restructures in 2007 and 2006 were $(75) and $4,198, respectively. There were no capital gains taken as a direct result of restructures in 2005. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

At December 31, 2007, 2006 and 2005, the Company had no loans for which impairments have been recognized in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2007, 2006 and 2005 related to such restructurings. There are no commitments to lend additional funds to debtors owing receivables.

39

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

6. Investments (continued)

At December 31, 2007 and 2006, the Company held a mortgage loan loss reserve in the AVR of $105,211 and $172,414, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property-Type Distribution
	December 31			December 31
	2007	2006		2007	2006
Pacific	22%	22%	Office	36%	35%
South Atlantic	21	21	Industrial	20	21
Middle Atlantic	17	17	Retail	17	16
Mountain	16	15	Apartment	16	19
E. North Central	9	10	Agriculture	6	4
W. North Central	5	5	Other	4	4
W. South Central	5	5	Medical	1	1
E. South Central	3	3
New England	2	2

For the year ending December 31, 2007, the Company has 36 Low Income Housing Tax Credits. The remaining years of unexpired tax credits ranged from 2 to12 and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from 4 to 16 years. The amount of contingent equity commitments expected to be paid during the years 2008 to 2019 is $15,733. There were no impairment losses, write-downs or reclassifications during the year related to these credits.

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A notional currency exchange occurs at the beginning and end of the contract. During the life of the swap, the counterparties exchange fixed or floating interest payments in its swapped currency. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.

40

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

6. Investments (continued)

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 24 years for forecasted hedge transactions. For forecasted hedge transactions, the deferred gain (loss) is recognized in income as the purchased asset affects income. If the forecasted transaction no longer qualifies for hedge accounting or if the forecasted transaction is no longer probable, the forward-starting swap will cease to be valued at amortized cost and will be marked to fair value through surplus. For the year ended December 31, 2007, none of the Company’s cash flow hedges has been discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

For the years ended December 31, 2007 and 2006, the Company has recorded $5,572 and $(2,256), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized loss. The Company did not recognize any unrealized gains or losses during 2007 or 2006 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

An interest rate floor provides a receipt of payments in the event interest rates fall below the strike rates in the contract. An interest rate floor is designed to generate cash flows to offset lower cash flows received on assets during low interest rate environments. The Company pays a single premium at the beginning of the contract. These interest rate floors are marked to fair value in the balance sheet and the fair value adjustment is recorded in capital and surplus.

41

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

6. Investments (continued)

The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset to a lower rated investment grade asset. Using the swap market to replicate credit enables the Company to enhance the relative values while having the ability to execute larger transactions in a shortened time frame. At December 31, 2007 and 2006, the Company had replicated assets with a fair value of $198,205 and $170,856, respectively, and credit default swaps with a fair value of $(1,344) and $1,128, respectively. During the years ended December 31, 2007, 2006 and 2005, the Company did not recognize any capital losses related to replication transactions.

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead. As of December 31, 2007, the fair value of all contracts, aggregated at a counterparty level, with a positive and negative fair value amounted to $402,904 and $(230,573), respectively.

At December 31, 2007 and 2006, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2007	2006
Derivative securities:
Interest rate and currency swaps:
Receive fixed – pay floating	$5,641,240	$6,156,247
Receive floating – pay fixed	5,325,510	6,860,032
Receive fixed – pay fixed	129,869	107,148
Receive floating (uncapped) – pay floating (capped)	3,254,357	4,093,896
Interest rate cap agreement	4,500,000	4,521,900
Interest rate floor agreements	60,800	59,200

42

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

6. Investments (continued)

At December 31, 2007, investments with an aggregate carrying value of $60,914 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

7. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

	Year Ended December 31
	2007	2006	2005
Direct premiums	$8,481,394	$7,282,848	$6,263,720
Reinsurance assumed – non affiliates	28,936	4,025	4,151
Reinsurance assumed – affiliates	46,715	229,506	118,163
Reinsurance ceded – non affiliates	(121,441)	(99,068)	(143,292)
Reinsurance ceded – affiliates	(2,955,675)	(2,507,526)	(1,137,525)

Net premiums earned	$5,479,929	$4,909,785	$5,105,217

The Company received reinsurance recoveries in the amount of $306,393, $266,434 and $207,576, during 2007, 2006 and 2005, respectively. At December 31, 2007 and 2006, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $13,986 and $12,977, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2007 and 2006 of $11,702,802 and $8,260,587, respectively.

The net amount of the reduction in surplus at December 31, 2007 if all reinsurance agreements were cancelled is $21,653.

43

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

7. Reinsurance (continued)

At December 31, 2007 and 2006, amounts recoverable from unaffiliated unauthorized reinsurers of $474 and $1,034, respectively, and reserve credits for reinsurance ceded of $20,287 and $25,221, respectively were associated with a single reinsurer and its affiliates. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $21,765 and $27,616 at December 31, 2007 and 2006, respectively, that can be drawn on for amounts that remain unpaid for more than 120 days.

During 2001, the Company entered into a reinsurance transaction with an unaffiliated company to cede certain annuity benefits on an inforce group of contracts. The gain from this transaction of $13,674 was credited directly to unassigned surplus. During 2007, 2006 and 2005, $1,119, $1,403 and $1,437, respectively, of the initial gain were amortized into earnings, with a corresponding charge to unassigned surplus.

During 2001, the Company entered into a reinsurance transaction with Transamerica International Re (Bermuda) Ltd. (TIRE), an affiliate of the Company. Under the terms of this transaction, the Company ceded certain traditional life insurance contracts. The net of tax impact from the cession of inforce business was $33,042, which was credited directly to unassigned surplus. During 2007, 2006 and 2005, the Company has amortized $3,304 per year into earnings with a corresponding charge to unassigned surplus. The Company has a liability for funds held under reinsurance of $376,833, $585,938, and $625,459 at December 31, 2007, 2006, and 2005, respectively.

During 2003, the Company entered into an indemnity reinsurance agreement in which the Company agreed to cede the obligations and benefits related to certain fixed annuity contracts on a coinsurance and modified coinsurance basis. The Company received a ceding commission of $13,386 at the inception of the contract. In addition, the Company released the IMR liability of $19,855 related to the assets backing the ceded contracts because the future investment experience to be transferred to the assuming company will be without adjustment of the IMR that existed at the date of the initial transaction. The resulting gain from the ceding commission and the IMR release has been recorded directly to unassigned surplus on a net of tax basis. During 2007, 2006 and 2005, the Company has amortized $1,538, $2,632 and $985, respectively, into earnings with a corresponding charge to unassigned surplus.

44

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

7. Reinsurance (continued)

During 2006, the Company entered into a reinsurance agreement with Transamerica Ireland Reinsurance, an affiliate, to retrocede an inforce block of universal life business. The initial commission expense allowance received of $148,162 less ceded reserves of $169,062 resulted in an initial transaction gain of $20,900 pre-tax ($13,585 net of tax). The net of tax gain was reclassified to unassigned surplus. During 2007 and 2006, the Company amortized $1,019 and $1,359 into earnings with a corresponding charge to unassigned surplus, respectively.

Effective December 31, 2007, TIRE recaptured all inforce business that was previously retroceded to the Company under the retrocessional agreement effective January 1, 2003. The difference between the life and claim reserves released of $172 and $11, respectively, and consideration paid of $82 was included in the Statement of Operations.

The Company entered into an agreement effective December 31, 2007 to recapture obligations and benefits related to certain universal life insurance contracts that were previously ceded to TIRE in 2003. The Company assumed assets of $4,690 associated with this business and paid recapture consideration of $308. Reserves recaptured included life reserves of $1,070 and claim reserves of $111. As a result, a pre-tax gain of $3,201 was included in the Statement of Operations. In addition, the unamortized pre-tax ceded gain held by the Company in unassigned surplus resulting from the original reinsurance transaction was released into income in the amount of $1,608 ($1,045 net of tax). Prior to this transaction, the Company had amortized $365 and $380 on a pre-tax basis ($237 and $247 on a net of tax basis) into earnings for 2007 and 2006, respectively, with a corresponding charge to unassigned surplus.

Effective December 31, 2007, the Company and Life Investors Insurance Company of America (LIICA), an affiliate of the Company, entered into an indemnity reinsurance agreement to automatically reinsure 100% of the risks attributable to secondary guarantee benefits on certain universal life policies that were originally issued by LIICA, with issue dates ranging from January 1, 2007 through December 31, 2007, and also will be covering policies issued between January 1, 2008 and December 31, 2008. As a result, the Company assumed reserves of $104,707.

45

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

7. Reinsurance (continued)

The Company and Monumental Life Insurance Company (MLIC), an affiliate of the Company, also entered into an indemnity reinsurance agreement effective December 31, 2007, to automatically reinsure 100% of the risks attributable to secondary guarantee benefits on certain universal life policies that were originally issued by MLIC or People’s Benefit Life Insurance Company, which was merged by operation of law into MLIC effective October 1, 2007, with issue dates ranging from January 1, 2007 through December 31, 2007, and also will be covering policies issued between January 1, 2008 and December 31, 2008. As a result, the Company assumed reserves of $26,573.

The Company entered into an indemnity reinsurance agreement effective December 31, 2007, with TOLIC to automatically reinsure 100% of the risks attributable to secondary guarantee benefits on certain universal life policies that were originally issued by TOLIC and assumed by TOLIC on policies originally issued by Transamerica Life (Bermuda) Ltd., an affiliate of the Company, with issue dates ranging from January 1, 2007 through December 31, 2007, and also will be covering policies issued between January 1, 2008 and December 31, 2008. As a result, the Company assumed reserves of $143,515.

Subsequent to the above transactions, also effective December 31, 2007, the Company entered into an indemnity reinsurance agreement with Pine Falls Re, Inc., an affiliate, to automatically reinsure 100% of the risks attributable to secondary guarantee benefits on certain universal life policies that were originally issued by the Company and assumed by the Company from various affiliated entities. Universal life secondary guarantee reserves ceded were $286,392, resulting in a pre-tax gain of $286,392 ($186,154, net of tax) that has been credited directly into unassigned surplus.

On October 1, 2007 the Company recaptured various fixed deferred annuity plans that were ceded to MLIC under a July 1, 1990 agreement. The recapture premium received was $249,642 and the commission expense allowance paid was $3,386, for a net consideration received of $246,256. Reserves recaptured were $249,642. The resulting pretax loss of $3,386 was included in the Statement of Operations.

The Company entered into an indemnity reinsurance agreement with a nonaffiliated company effective July 1, 2007, in which the Company agreed to cede a closed block of fixed and variable deferred annuities on a coinsurance and modified coinsurance basis. The net of tax gain of $10,931 from this transaction was credited directly to unassigned surplus. During 2007 the Company amortized $995 into earnings with a corresponding charge to unassigned surplus.

46

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

8. Income Taxes

The main components of net deferred income taxes are as follows:

	December 31
	2007	2006
Deferred income tax assets:
Guaranty funds	$2,984	$6,350
Non-admitted assets	6,455	6,959
807(f) assets	6,910	6,042
Partnerships	61,354	33,185
Tax basis deferred acquisition costs	265,534	242,335
Reserves	107,173	103,702
Unrealized capital losses	23,150	44,330
Derivatives	75,277	36,455
Deferred intercompany losses	15,139	11,042
Other	13,290	7,690

Total deferred income tax assets	577,266	498,090
Non-admitted deferred tax assets	176,768	251,610

Admitted deferred tax assets	400,498	246,480
Deferred income tax liabilities:
Unrealized capital gains	87,516	112,838
807(f) liability	6,629	6,742
Accrued dividends	443	3,561
Deferred intercompany gains	14,556	13,724
Partnerships	150,914	—
Other	851	1,273

Total deferred income tax liabilities	260,909	138,138

Net admitted deferred tax asset	$139,589	$108,342

47

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

8. Income Taxes (continued)

The change in net deferred income tax assets and deferred income tax assets are as follows:

	December 31
	2007	2006	Change
Total deferred tax assets	$577,266	$498,090	$79,176
Total deferred tax liabilities	260,909	138,138	122,771

Net deferred tax asset	$316,357	$359,952	(43,595)

Tax effect of unrealized gains (losses)			36,599

Change in net deferred income tax			$(6,996)

	December 31
	2006	2005	Change
Total deferred tax assets	$498,090	$464,807	$33,283
Total deferred tax liabilities	138,138	179,070	40,932

Net deferred tax asset	$359,952	$285,737	74,215

Tax effect of unrealized gains (losses)			16,806

Change in net deferred income tax			$91,021

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain (loss) from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:

48

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

8. Income Taxes (continued)

	Year Ended December 31
	2007	2006	2005
Income tax expense (benefit) on operational gains and capital gains (losses) on investments computed at the federal statutory rate (35%)	$192,312	$177,020	$146,830
Deferred acquisition costs – tax basis	25,195	28,780	3,237
Dividends received deduction	(19,606)	(22,343)	(22,887)
IMR amortization	(5,170)	(7,628)	(13,821)
Investment income items	14,361	(7,952)	42
Limited partnerships book/tax difference	(1,363)	(3,754)	(2,477)
Miscellaneous accruals	2,706	(339)	(1,664)
Non-Deductible items	382	433	202
Prior year over (under) accrual	13,036	33,117	(40,480)
Reinsurance transactions	65,740	1,624	(2,094)
Tax credits	(38,023)	(9,115)	(5,854)
Tax reserve adjustment	(2,382)	(285)	(3,549)
Other	(77)	(2,855)	44

Federal income tax expense on operations and capital gains (losses) on investments	247,111	186,703	57,529
Less tax (benefit) on capital gains (losses)	175,872	50,291	53,227

Total federal income tax expense	$71,239	$136,412	$4,302

The total statutory income taxes are computed as follows:

	Year Ended December 31
	2007	2006	2005
Federal income tax expense on operations and capital gains (losses) on investments	$247,111	$186,703	$57,529
Change in net deferred income taxes	6,996	(91,021)	(34,505)

Total statutory income taxes	$254,107	$95,682	$23,024

Effective October 1, 2005, the Company joined in a consolidated income tax return filing with TOLIC. Prior to that date, the Company filed a consolidated tax return with its indirect parent company, AEGON US Holding Corporation. Under the terms of a tax sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies’ alternative minimum taxable income.

49

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

8. Income Taxes (continued)

In addition, any operating loss or capital loss carryforwards are calculated for the life and nonlife subgroups on a consolidated basis. At December 31, 2006, the consolidated returns had no loss carryforwards. A tax return has not yet been filed for 2007.

The amount of tax contingencies calculated for the Company as of December 31, 2007 and 2006 is not material to the Company’s financial position. Therefore, the total amount of tax contingencies that, if recognized, would affect the effective income tax rate is immaterial. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company’s interest expense related to income taxes as of December 31, 2007 and 2006 was negligible and the Company recorded no liability for penalties.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing arguments have been executed through 2000. The examination fieldwork for 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax provisions. An examination is underway for 2005 and 2006.

Income taxes incurred during 2007, 2006 and 2005 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses is $324,348, $244,223 and $137,713, respectively.

Prior to 1984, as provided for under the Life insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the “policyholders’ surplus account” (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA. A distribution from the PSA was made in 2006 in the amount of $20,258, which reduced the balance in the PSA to zero. Due to United States tax legislation enacted in October 2004, distributions to shareholders during 2005 and 2006 are deemed to come first out of the PSA and are not taxed. There was no reduction to net earnings due to this distribution.

50

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relate to liabilities established on a variety of the Company’s annuity and deposit-type products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31
	2007		2006
	Amount	Percent of Total	Amount	Percent of Total
Subject to discretionary withdrawal With market value adjustment	$2,649,492	5%	$3,073,540	5%
At book value less current surrender charge of 5% or more	4,946,290	9	6,661,713	11
At fair value	24,766,862	45	22,471,785	38

Total with adjustment or at market value	32,362,644	59	32,207,038	54
At book value without adjustment (minimal or no charge or adjustment)	12,290,063	23	13,065,825	22
Not subject to discretionary withdrawal	9,938,264	18	14,206,871	24

Total annuity reserves and deposit fund liabilities - before reinsurance	54,590,971	100%	59,479,734	100%

Less reinsurance ceded	4,508,540		6,254,160

Net annuity reserves and deposit fund liabilities	$50,082,431		$53,225,574

Included in the liability for deposit-type contracts at December 31, 2007 and 2006 are $843,245 and $2,215,320, respectively, of funding agreements issued by an affiliate to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from an affiliated Company which secures that particular series of notes. The funding agreement is reinsured to the Company. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for principal and interest for these funding agreements are afforded equal priority as other policyholders. At December 31, 2007, the contractual maturities were as follows:

Year	Amount
2008	$—
2009	372,903
2010	55,451
2011	125,294
2012	52,646
Thereafter	236,951

51

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes (continued)

The Company’s liability for deposit-type contracts includes GIC’s and funding agreements assumed from MLIC, an affiliate. The liabilities assumed are $4,122,609 and $5,805,497 at December 31, 2007 and 2006, respectively.

Separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or market value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these are carried at market value. The life insurance policies typically provide a guaranteed minimum death benefit. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2007 and 2006 is as follows:

	Nonindexed Guaranteed Less than or equal to 4%	Nonindexed Guaranteed More than 4%	Nonguaranteed Separate Account	Total
Premiums, deposits and other considerations for the year ended December 31, 2007	$14,714	$—	$5,528,274	$5,542,988

Reserves for separate accounts with assets at:
Fair value	$—	$—	$30,695,300	$30,695,300
Amortized cost	521,653	—	—	521,653

Total at December 31, 2007	$521,653	$—	$30,695,300	$31,216,953

Reserves for separate accounts by withdrawal characteristics at December 31, 2007:
Subject to discretionary withdrawal:
With market value adjustment	$41,480	$—	$—	$41,480
At fair value	—	—	30,695,300	30,695,300
At book value without market value adjustment and with current surrender charge of less than 5%	480,173	—	—	480,173
Not subject to discretionary withdrawal	—	—	—	—

Total separate account liabilities at December 31, 2007	$521,653	$—	$30,695,300	$31,216,953

52

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes (continued)

	Nonindexed Guaranteed Less than or equal to 4%	Nonindexed Guaranteed More than 4%	Nonguaranteed Separate Account	Total
Premiums, deposits and other considerations for the year ended December 31, 2006	$7,471	$—	$4,874,131	$4,881,602

Reserves for separate accounts with assets at:
Fair value	$—	$—	$27,230,773	$27,230,773
Amortized cost	493,802	—	—	493,802

Total at December 31, 2005	$493,802	$—	$27,230,773	$27,724,575

Reserves for separate accounts by withdrawal characteristics at December 31, 2006:
Subject to discretionary withdrawal:
With market value adjustment	$37,244	$—	$—	$37,244
At fair value	—	—	27,230,773	27,230,773
At book value without market value adjustment and with current surrender charge of less than 5%	456,558	—	—	456,558
Not subject to discretionary withdrawal	—	—	—	—

Total separate account liabilities at December 31, 2006	$493,802	$—	$27,230,773	$27,724,575

53

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes (continued)

	Nonindexed Guaranteed Less than or equal to 4%	Nonindexed Guaranteed More than 4%	Nonguaranteed Separate Account	Total
Premiums, deposits and other considerations for the year ended December 31, 2005	$7,756	$—	$3,592,608	$3,600,364

Reserves for separate accounts with assets at:
Fair value	$—	$—	$22,429,774	$22,429,774
Amortized cost	472,193	136,956	—	609,149

Total at December 31, 2005	$472,193	$136,956	$22,429,774	$23,038,923

Reserves for separate accounts by withdrawal characteristics at December 31, 2005:
Subject to discretionary withdrawal:
With market value adjustment	$—	$136,956	$—	$136,956
At fair value	—	—	22,429,774	22,429,774
At book value without market value adjustment and with current surrender charge of less than 5%	436,447	—	—	436,447
Not subject to discretionary withdrawal	35,746	—	—	35,746

Total separate account liabilities at December 31, 2005	$472,193	$136,956	$22,429,774	$23,038,923

54

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year Ended December 31
	2007	2006	2005
Transfers as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$5,533,742	$4,875,079	$3,593,932
Transfers from separate accounts	(3,805,743)	(2,463,321)	(2,235,249)

Net transfers to separate accounts	1,727,999	2,411,758	1,358,683
Miscellaneous reconciling adjustments	(274)	5,763	6,833

Transfers as reported in the summary of operations of the life, accident and health annual statement	$1,727,725	$2,417,521	$1,365,516

A reclassification was made to the amounts previously reported to the Insurance Division, Department of Commerce, State of Iowa in the 2007 Annual Statement, to move $78,402 from net transfers to separate accounts to reserve adjustments on reinsurance ceded within the Statement of Operations, which also affected the reconciliation of net transfers to or from separate accounts as reflected in the notes to financials. This reclassification had no impact on net income.

At December 31, 2007 and 2006, the Company had separate account annuities with guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2007
Minimum guaranteed death benefit	$15,411,880	$224,163	$16,502
Minimum guaranteed income benefit	7,936,482	162,120	9,608
Guaranteed premium accumulation fund	53,508	8,212	–
Minimum guaranteed withdrawal benefit	3,483,468	36,448	(10,328)
December 31, 2006
Minimum guaranteed death benefit	$14,637,639	$174,306	$18,781
Minimum guaranteed income benefit	9,710,748	134,293	8,043
Guaranteed premium accumulation fund	54,534	8,575	–
Minimum guaranteed withdrawal benefit	60,452	440	–

55

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes (continued)

For Variable Annuities with Guaranteed Living Benefits (VAGLB), which includes minimum guaranteed income, minimum guaranteed withdrawal and guaranteed premium accumulation fund benefits, the Company complies with Actuarial Guideline 39. This guideline defines a two step process for the determination of VAGLB reserves. The first step is to establish a reserve equal to the accumulated VAGLB charges for the policies in question. The second step requires a stand alone asset adequacy analysis to determine the sufficiency of these reserves. This step has been satisfied by projecting 30 years into the future along 1000 stochastic variable return paths using a variety of assumptions as to VAGLB charges, lapse, withdrawal, annuitization, and death. The results of this analysis are discounted back to the valuation date and compared to the accumulation of fees reserve to determine if an additional reserve needs to be established.

For Variable Annuities with Minimum Guaranteed Death Benefits (MGDB), the Company complies with Actuarial Guideline 34. This guideline requires that MGDBs be projected by assuming an immediate drop in the values of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return until the maturity of the contract. The immediate drop percentages and gross assumed returns vary by asset class and are defined in the guideline. Mortality is based on the 1994 Variable Annuity MGDB Mortality Table, which is also defined in the guideline.

Reserves on the Company’s traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy’s paid-through date to the policy’s next anniversary date. At December 31, 2007 and 2006, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loading, are as follows:

	Gross	Loading	Net
December 31, 2007
Life and annuity:
Ordinary direct first year business	$559	$399	$160
Ordinary direct renewal business	21,399	7,100	14,299
Group life direct business	2,665	2,060	605

Total life and annuity	24,623	9,559	15,064
Accident and health – direct	5,758	—	5,758

	$30,381	$9,559	$20,822

56

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes (continued)

	Gross	Loading	Net
December 31, 2006
Life and annuity:
Ordinary direct first year business	$4,172	$2,781	$1,391
Ordinary direct renewal business	21,163	6,794	14,369
Group life direct business	2,680	1,913	767

Total life and annuity	28,015	11,488	16,527
Accident and health - direct	3,917	—	3,917

	$31,932	$11,488	$20,444

At December 31, 2007 and 2006, the Company had insurance in force aggregating $734,408 and $853,719, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $121,452 and $24,001 to cover these deficiencies at December 31, 2007 and 2006, respectively.

10. Dividend Restrictions

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2008, without the prior approval of insurance regulatory authorities, is $198,528.

57

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

11. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based the based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits as a percent of salaries. The benefits are based on years of service and the employee’s compensation during the highest five consecutive years of employment. The Company’s allocation of pension expense for each of the years ended December 31, 2007, 2006 and 2005 was $3,310, $2,679 and $2,789, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company’s employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary.

Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Benefits expense of $1,912, $1,683 and $1,515 were allocated for the years ended December 31, 2007, 2006 and 2005, respectively.

AEGON sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2007, 2006 and 2005 was negligible. AEGON also sponsors an employee stock option plan/stock appreciation rights for individuals employed and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

58

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

11. Retirement and Compensation Plans (continued)

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans, calculated on the pay-as-you-go basis, are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $278, $215 and $273, for the years ended December 31, 2007, 2006 and 2005, respectively.

12. Sales, Transfer, and Servicing of Financial Assets, and Extinguishments of Liabilities

During 2006 and 2005, the Company sold $6,050 and $10,788, respectively, of agent balances without recourse to an affiliated company. Prior to July 29, 2005, the agent debit balances were sold to Money Services, Inc. (MSI), an affiliated company. Subsequent to July 29, 2005, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliated company, and all rights, title and interest in the prior net debit balances owned by MSI prior to July 29, 2005, were fully assigned, without recourse, to ADB. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and as a result retains such balances as non-admitted receivables. Receivables in the amount of $13,383 and $9,846 were non-admitted as of December 31, 2007 and 2006, respectively.

The Company has recorded liabilities of $127,333 and $156,180 for municipal reverse repurchase agreements as of December 31, 2007 and 2006, respectively. The reverse repurchase agreements are collateralized by securities with book values of $135,974 and $161,711 as of December 31, 2007 and 2006, respectively. These securities have maturity dates that range from 2019 to 2028 and have a weighted average interest rate of 7.63%.

At December 31, 2007, the Company did not participate in dollar reverse repurchase agreements. At December 31, 2006, securities with a book value of $486,968 and a market value of $489,615 were subject to dollar reverse repurchase agreements. The Company has an outstanding liability for borrowed money in the amount of $493,336 as of December 31, 2006 due to participation in dollar reverse repurchase agreements.

59

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

12. Sales, Transfer, and Servicing of Financial Assets, and Extinguishments of Liabilities (continued)

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 100%/102% of the fair market value of the loaned government/other domestic securities, respectively, as of the transaction date. If the fair value of the collateral is at any time less than 100%/102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 100%/102% of the fair value of the loaned government/other domestic securities, respectively. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair market value of the loaned security. At December 31, 2007 and 2006, the value of securities loaned amounted to $1,079,702, and $1,501,263, respectively. At December 31, 2007, the collateral the Company received from securities lending was in the form of cash.

13. Related Party Transactions

The Company is party to a common cost allocation service arrangement between AEGON USA, Inc. companies, in which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2007, 2006 and 2005, the Company paid $89,291, $108,387 and $82,913, respectively, for these services, which approximates their costs to the affiliates. During 2006, the Company executed an administrative service agreement with Transamerica Fund Advisors, Inc. (TFA) to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $48,726 and $42,513 for these services during 2007 and 2006, respectively.

Payables to affiliates bear interest at the thirty-day commercial paper rate. At December 31, 2007 and 2006, the Company reported a net amount of $110,594 and $64,775 due to Parent, Subsidiary and Affiliated Companies, respectively. The 2007 balance excludes $70,800 of short-term intercompany notes payable. The 2006 balance excludes $338,000 of short-term intercompany notes receivable. Terms of the settlement require that these amounts are settled within 90 days.

60

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

13. Related Party Transactions (continued)

At December 31, 2007 the Company had short-term notes receivable of $314,800, $29,700, and $595,600 from Transamerica Corporation, TIRE and AEGON, respectively. The Transamerica Corporation note is due by August 28, 2008 and bears interest at 5.28%. The TIRE and AEGON notes are due by December 10, 2008 and December 27, 2008, respectively. Both of these notes bear interest at 4.75%. These notes are reported as short-term investments. The Company has short-term notes payable to TOLIC, LIICA and Stonebridge Life Insurance Company of $42,500, $18,400 and $9,900 at December 31, 2007. All three notes are due by December 30, 2008 and bear interest at 4.75%. At December 31, 2006 the Company had a short-term note receivable of $338,000 from Transamerica Corporation. The note was due by June 22, 2007. During 2007, 2006 and 2005, the Company paid net interest of $7,774, $5,767 and $14,352, respectively, to affiliates.

At December 31, 2007 and 2006, the Company has a note payable to Commonwealth General Corporation of $10,000, bearing interest at 6% and due on December 31, 2030.

During 1998, the Company issued life insurance policies to certain affiliated companies, covering the lives of certain employees of those affiliates. Aggregate reserves for policies and contracts related to these policies are $264,159 and $255,273 at December 31, 2007 and 2006, respectively.

14. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $5,485,324 as of December 31, 2007. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material impact on reported financial results.

61

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

14. Commitments and Contingencies (continued)

The Company has also provided a guarantee for the obligations of non-insurance affiliates. These entities accept assignments of structured settlement payment obligations from other insurers and purchases structured settlement insurance policies from subsidiaries of the Company that match those obligations. There are no expected payments associated with this guarantee.

At December 31, 2007, 2006 and 2005, the Company had entered into an agreement with commitment amounts of $21,090, $21,090 and $21,090, respectively, for which it was paid a fee to provide credit enhancement and standby liquidity asset purchase agreements on municipal variable rate demand note facilities. The Company believes the chance of draws or other performance features being exercised under these agreements is minimal.

At December 31, 2007 and 2006, the net amount of securities being acquired (sold) on a “to be announced” (TBA) basis was $38,086 and $(10,668), respectively.

The Company may pledge assets as collateral for derivative transactions. At December 31, 2007 and 2006, the Company has pledged invested assets with a carrying value and market value of $117,615 and $118,526, respectively, in conjunction with these transactions.

Assets in the amount of $1,598,229 and $1,553,519 as of December 31, 2007 and 2006, respectively, were pledged as collateral in conjunction with funding agreements associated with the Federal Home Loan Bank.

The Company has contingent commitments for $706,323 and $649,558 at December 31, 2007 and 2006, respectively, for joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $15,733 and $3,361, respectively.

At December 31, 2007 and 2006 the Company has mortgage loan commitments of $199,312 and $381,650, respectively.

Private placement commitments outstanding were at December 31, 2007 and 2006 were $83,844 and $144,009 respectively.

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

62

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

14. Commitments and Contingencies (continued)

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company’s balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $3,497 and $3,931 with no offsetting premium tax benefit at December 31, 2007 and 2006, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $813, $1,116 and $286 for the years ended December 31, 2007, 2006 and 2005, respectively.

63

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

15. Reconciliation to Statutory Annual Statement

The following is a reconciliation of amounts previously reported to the Insurance Division, Department of Commerce, of the State of Iowa in the 2007 Annual Statement, to those reported in the accompanying statutory-basis financial statements:

2007
Balance Sheet:
Assets as reported in the Company’s Annual Statement	$73,509,106
Adjust federal income tax recoverable	–

Assets as reported in the accompanying audited statutory-basis balance sheet	$73,509,106

Liabilities as reported in the Company’s Annual Statement	$71,519,356
Adjust federal income taxes payable	–

Liabilities as reported in the accompanying audited statutory-basis balance sheet	$71,519,356

Capital and surplus as reported in the Company’s Annual Statement	$1,989,749
Decrease change in aggregate reserves for annuity policies and contracts	45,055
Adjust federal income tax expense	(15,769)
Decrease surplus net of tax – correction of an error	(29,286)

Total capital and surplus as reported in the accompanying audited statutory-basis balance sheet	$1,989,749

Statements of Income (Operations):
Statutory net income (loss) as reported in the Company’s Annual Statement	$241,492
Decrease change in aggregate reserves for annuity policies and contracts	45,055
Adjust federal income tax expense	(15,769)

Total statutory net income (loss) per financial statements	$270,778

The 2007 Annual Statement included an increase in aggregate reserves for annuity policies and contract that should have been recognized through income during 2006. There was no impact to the 2006 or 2005 financial statements due to this change.

64

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

16. Events (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm

Unprecedented levels of credit events took place during 2008. The Company recognized impairments of $172,935 in its bond and stock portfolios for the nine months ended September 30, 2008. Of this amount, $106,393 was impaired in the third quarter. Unrealized losses in the other invested asset category increased for the nine months ended September 30, 2008 by $314,165. Of this amount, $201,256 transpired during the third quarter.

Effective October 1, 2008, Transamerica Occidental Life Insurance Company (TOLIC), an affiliated Iowa-domiciled life insurer, was merged into the Company. Effective October 2, 2008, Life Investors Insurance Company of America (LIICA), an affiliated Iowa-domiciled life insurer, was merged into the Company. These transactions were accounted for under the statutory merger method. The Plans of Merger state that the Company will be the surviving corporation.

TOLIC’s common and preferred stock shall be deemed cancelled by operation of law. In exchange for its agreement to merge TOLIC into the Company, Transamerica International Holdings, Inc. (TIHI), the owner of TOLIC’s common stock, will receive common stock of the Company equal in value to the fair value of the TOLIC common stock that is deemed cancelled. Transamerica Corporation, the owner of TOLIC’s preferred stock, will receive Series B preferred stock of the Company equal in value to the fair value of the TOLIC voting preferred stock that is deemed cancelled.

LIICA’s common stock shall be deemed cancelled by operation of law. In exchange for its agreement to merge LIICA into the Company, AEGON USA, LLC, the parent company of LIICA, shall receive common stock of TIHI equal in value to the fair value of the LIICA common stock that is deemed cancelled. TIHI is the owner of the Company’s common stock.

Consolidated un-audited proforma results of the merged company as of September 30, 2008 would have been as follows:

Total Consolidated Admitted Assets	$106,383,980
Total Consolidated Liabilities	102,290,339
Total Consolidated Capital and Surplus	4,093,641
Total Consolidated Net Income	574,650

65

Statutory-Basis Financial

Statement Schedules

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2007

SCHEDULE I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet
Fixed maturities
Bonds:
United States Government and government agencies and authorities	$447,899	$455,339	$447,899
States, municipalities and political subdivisions	1,147,105	1,150,824	1,147,105
Foreign governments	495,284	524,821	495,284
Public utilities	1,746,365	1,772,036	1,746,365
All other corporate bonds	24,150,966	23,996,543	24,150,966
Preferred stocks	1,328,054	1,243,658	1,328,054

Total fixed maturities	29,315,673	29,143,221	29,315,673
Equity securities
Common stocks:
Public utilities	–	–	–
Banks, trust and insurance	68,085	68,012	68,012
Industrial, miscellaneous and all other	101,783	107,391	107,391

Total common stocks	169,868	175,403	175,403
Mortgage loans on real estate	6,038,594		6,038,594
Real estate	28,891		28,891
Policy loans	92,978		92,978
Other long-term investments	2,152,611		2,152,611
Cash, cash equivalents and short-term investments	1,182,364		1,182,364

Total investments	$38,980,979		$38,986,514

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

66

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2007
Individual life	$3,589,561	$–	$24,055	$56,610	$274,448	$84,829	$1,813,371
Individual health	735,347	11,524	26,983	129,011	51,650	155,934	37,813	$129,457
Group life and health	443,821	3,342	23,159	125,794	32,405	106,638	72,145	209,854
Annuity	19,297,739	–	2,730	5,168,514	1,934,693	5,792,586	1,813,485

	$24,066,468	$14,866	$76,927	$5,479,929	$2,293,196	$6,139,987	$3,736,814

Year ended December 31, 2006
Individual life	$3,757,098	$–	$22,168	$331,370	$254,197	$237,374	$1,991,303
Individual health	654,089	12,108	27,846	132,849	41,169	168,879	39,561	$132,054
Group life and health	426,975	3,529	20,792	123,312	28,551	91,478	66,974	200,964
Annuity	23,038,230	–	3,839	4,322,254	2,052,994	4,777,487	1,465,687

	$27,876,392	$15,637	$74,645	$4,909,785	$2,376,911	$5,275,218	$3,563,525

Year ended December 31, 2005
Individual life	$3,733,738	$–	$21,092	$658,856	$231,660	$212,786	$659,658
Individual health	562,473	11,670	22,345	126,590	32,417	146,318	42,532	$127,460
Group life and health	411,648	3,611	28,479	128,286	24,716	124,052	52,140	214,013
Annuity	26,901,713	–	5,628	4,191,485	2,101,261	4,691,047	1,538,213

	$31,609,572	$15,281	$77,544	$5,105,217	$2,390,054	$5,174,203	$2,292,543

*Allocations	of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

67

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2007
Life insurance in force	$35,254,514	$6,996,197	$93,241	$28,351,558	0%

Premiums:
Individual life	$1,867,637	$1,814,808	$3,781	$56,610	7
Individual health	129,457	446	–	129,011	0
Group life and health	209,854	84,060	–	125,794	0
Annuity	6,274,446	1,177,802	71,870	5,168,514	1

	$8,481,394	$3,077,116	$75,651	$5,479,929	1%

Year ended December 31, 2006
Life insurance in force	$37,877,300	$6,921,308	$99,276	$31,055,268	0%

Premiums:
Individual life	$2,005,429	$1,678,175	$4,116	$331,370	1%
Individual health	132,054	(795)	–	132,849	0
Group life and health	200,964	77,652	–	123,312	0
Annuity	4,944,401	851,562	229,415	4,322,254	5

	$7,282,848	$2,606,594	$233,531	$4,909,785	5%

Year ended December 31, 2005
Life insurance in force	$44,440,385	$13,277,543	$95,282	$31,258,124	0%

Premiums:
Individual life	$901,447	$246,822	$4,231	$658,856	1%
Individual health	127,460	870	–	126,590	0
Group life and health	214,013	85,727	–	128,286	0
Annuity	5,020,800	947,398	118,083	4,191,485	3

	$6,263,720	$1,280,817	$122,314	$5,105,217	2%

68

FINANCIAL STATEMENTS AND SCHEDULES –

STATUTORY BASIS

Life Investors Insurance Company of America

Years Ended December 31, 2007, 2006 and 2005

Life Investors Insurance Company of America

Financial Statements and Schedules– Statutory Basis

Years Ended December 31, 2007, 2006 and 2005

Ernst & Young LLP Suite 3000 801 Grand Avenue Des Moines, Iowa 50309-2764

Tel: 515 243 2727 www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors

Life Investors Insurance Company of America

We have audited the accompanying statutory-basis balance sheets of Life Investors Insurance Company of America (an indirect wholly-owned subsidiary of AEGON N.V.) as of December 31, 2007 and 2006, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2007. Our audit also included the statutory-basis financial schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are also described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Life Investors Insurance Company of America at December 31, 2007 and 2006, or the results of its operations or its cash flow for the three years in the period ended December 31, 2007.

A member firm of Ernst & Young Global Limited

1

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life Investors Insurance Company of America at December 31, 2007 and 2006, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2007, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 3 to the financial statements, in 2006 Life Investors Insurance Company of America changed its accounting for investments in certain low income housing tax credit properties. Also, as discussed in Note 3 to the financial statements, in 2005 Life Investors Insurance Company of America changed its accounting for investment in subsidiary, controlled and affiliated entities as well as its accounting for transfers and servicing of financial assets and extinguishments of liabilities.

/s/ Ernst & Young LLP

August 5, 2008

2

Life Investors Insurance Company of America

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2007	2006
Admitted assets
Cash and invested assets:
Bonds	$6,976,787	$7,364,292
Preferred stocks	145,648	150,937
Common stocks:
Affiliated entities (cost: 2007 – $99,513; 2006 – $97,545)	7,488	4,911
Unaffiliated (cost: 2007 – $2,352; 2006 – $7,273)	4,894	10,567
Mortgage loans on real estate	1,080,994	1,074,000
Real estate, at cost less accumulated depreciation (2007 – $34,762; 2006 – $31,833):
Home office properties	71,309	70,957
Investment properties	37,276	33,926
Properties held for sale	693	4,696
Policy loans	207,383	203,983
Cash, cash equivalents and short-term investments	157,174	293,005
Receivable for securities	849	75
Other invested assets	249,166	313,812

Total cash and invested assets	8,939,661	9,525,161

Premiums deferred and uncollected	27,702	32,451
Accrued investment income	93,438	101,753
Cash surrender value of life insurance policies	269,910	260,462
Receivable from parent, subsidiaries and affiliates	105,565	104,656
Net deferred income tax asset	65,663	58,417
Reinsurance balances recoverable	6,889	7,323
Other admitted assets	14,057	29,290
Separate account assets	505,065	186,704

Total admitted assets	$10,027,950	$10,306,217

3

	December 31
	2007	2006
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$3,373,446	$3,426,772
Annuity	2,943,580	3,370,639
Accident and health	1,936,158	1,736,518
Policy and contract claim reserves:
Life	37,240	33,305
Accident and health	86,284	119,571
Liability for deposit type contracts	172,945	179,016
Other policyholders’ funds	7,061	6,475
Remittances and items not allocated	9,178	10,319
Asset valuation reserve	180,816	108,316
Interest maintenance reserve	53,010	56,002
Funds held under coinsurance and other reinsurance treaties	51,531	48,237
Reinsurance in unauthorized companies	2,487	2,817
Payable for securities	8,476	74,658
Federal and foreign income taxes payable	28,170	22,491
Payable to affiliates	54,664	117,070
Transfers from separate accounts due or accrued	(8,158)	(9,045)
Amounts withheld or retained	54,927	80,583
Borrowed money	—	21,790
Other liabilities	108,596	80,087
Separate account liabilities	505,065	186,704

Total liabilities	9,605,476	9,672,325

Capital and surplus:
Common stock, $2.48 per share par value, 1,164,315 shares authorized, 679,802 issued and outstanding	1,686	1,686
Preferred stock, $2.48 per share par value, 504,033 shares authorized, issued and outstanding	1,250	1,250
Surplus notes	150,000	150,000
Paid-in surplus	236,007	510,109
Unassigned surplus (deficit)	33,531	(29,153)

Total capital and surplus	422,474	633,892

Total liabilities and capital and surplus	$10,027,950	$10,306,217

See accompanying notes.

4

Life Investors Insurance Company of America

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2007	2006	2005
			Restated
Revenues
Premiums and other considerations, net of reinsurance:
Life	$210,431	$197,757	$286,769
Annuity	22,804	26,718	41,098
Accident and health	419,927	437,639	435,747
Net investment income	519,953	526,157	579,755
Amortization of interest maintenance reserve	6,774	9,435	13,941
Commissions and expense allowances on reinsurance ceded	26,503	82,768	77,676
Income from fees associated with investment management, administration and contract guarantees for separate accounts	1,188	325	115
Reinsurance transaction – modco reserve adjustment on reinsurance ceded	161,885	(181,776)	(202,418)
Consideration received on reinsurance recaptured	144,665	—	—
Other	13,446	24,759	22,733

	1,527,576	1,123,782	1,255,416

Benefits and expenses
Benefits paid or provided for:
Life benefits	142,352	170,097	169,730
Accident and health benefits	192,775	250,670	252,521
Surrender benefits	513,737	662,605	622,249
Other benefits	97,237	107,948	104,284
Increase (decrease) in aggregate reserves for policies and contracts:
Life	(53,326)	(29,145)	(27,394)
Annuity	(429,238)	(784,279)	(552,055)
Accident and health	199,640	167,829	207,339

	663,177	545,725	776,674
Insurance expenses:
Commissions	156,433	173,062	204,360
General insurance expenses	137,172	112,002	115,864
Taxes, licenses and fees	37,950	27,379	28,408
Net transfers to separate accounts	140,883	86,791	511
Modco reinsurance premium paid	173,147	—	—
Other expenses	52,017	67,179	68,010

	697,602	466,413	417,153

Total benefits and expenses	1,360,779	1,012,138	1,193,827

Gain from operations before dividends to policyholders, federal income tax expense and net realized capital gains on investments	166,797	111,644	61,589
Dividends to policyholders	1,955	2,116	2,194

Gain from operations before federal income tax expense and net realized capital gains on investments	164,842	109,528	59,395
Federal income tax expense (benefit)	77,825	15,103	(4,749)

Gain from operations before net realized capital gains on investments	87,017	94,425	64,144
Net realized capital gains on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	32,115	7,658	11,292

Net income	$119,132	$102,083	$75,436

See accompanying notes.

5

Life Investors Insurance Company of America

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at January 1, 2005
As originally presented:
Life Investors Insurance Company of America	$1,250	$1,250	$150,000	$378,726	$75,035	$606,261
Academy Life Insurance Company	2,500	—	—	36,891	13,844	53,235
Merger adjustment	(2,064)	—	—	2,064	—	—

Balance at January 1, 2005, as restated	1,686	1,250	150,000	417,681	88,879	659,496
Net income	—	—	—	—	75,436	75,436
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	1,050	1,050
Change in non-admitted assets	—	—	—	—	11,027	11,027
Change in asset valuation reserve	—	—	—	—	(21,831)	(21,831)
Change in surplus in separate accounts	—	—	—	—	2	2
Change in liability for reinsurance in unauthorized companies	—	—	—	—	(1,576)	(1,576)
Dividends to stockholder	—	—	—	(60,000)	(70,000)	(130,000)
Change in reserve on account of change in valuation basis	—	—	—	—	6,999	6,999
Change in deferred income tax asset	—	—	—	—	(37,138)	(37,138)
Reinsurance transactions	—	—	—	—	(739)	(739)
Contributed surplus related to stock appreciation rights plans of indirect parent	—	—	—	5,328	—	5,328

Balance at December 31, 2005, as restated	1,686	1,250	150,000	363,009	52,109	568,054
Change in accounting principal	—	—	—	—	(6,127)	(6,127)
Net income	—	—	—	—	102,083	102,083
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	(232,877)	(232,877)
Change in net unrealized foreign capital gains/losses, net of tax	—	—	—	—	1,126	1,126
Change in non-admitted assets, as restated	—	—	—	—	(227,559)	(227,559)
Change in asset valuation reserve	—	—	—	—	52,355	52,355
Change in surplus in separate accounts	—	—	—	—	(3)	(3)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	(714)	(714)
Capital contribution	—	—	—	145,000	—	145,000
Change in deferred income tax asset, as restated	—	—	—	—	230,917	230,917
Reinsurance transactions	—	—	—	—	(463)	(463)
Tax benefit on stock options exercised	—	—	—	9	—	9
Contributed surplus related to stock appreciation rights plans of indirect parent	—	—	—	2,091	—	2,091

Balance at December 31, 2006	$1,686	$1,250	$150,000	$510,109	$(29,153)	$633,892

6

Life Investors Insurance Company of America

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Preferred Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at December 31, 2006	$1,686	$1,250	$150,000	$510,109	$(29,153)	$633,892
Net income	—	—	—	—	119,132	119,132
Change in net unrealized capital gains/losses, net of tax	—	—	—	—	57,022	57,022
Change in net unrealized foreign capital gains/losses, net of tax	—	—	—	—	9,386	9,386
Change in non-admitted assets	—	—	—	—	18,496	18,496
Change in asset valuation reserve	—	—	—	—	(72,500)	(72,500)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	330	330
Dividends to stockholders	—	—	—	—	(130,000)	(130,000)
Change in reserve on account of change in valuation basis	—	—	—	—	(2,179)	(2,179)
Return of capital	—	—	—	(270,000)	—	(270,000)
Change in deferred income tax asset	—	—	—	—	(3,231)	(3,231)
Reinsurance transactions	—	—	—	—	66,228	66,228
Tax benefit on stock options exercised	—	—	—	21	—	21
Return of capital related to stock appreciation rights plans of indirect parent	—	—	—	(4,123)	—	(4,123)

Balance at December 31, 2007	$1,686	$1,250	$150,000	$236,007	$33,531	$422,474

See accompanying notes.

7

Life Investors Insurance Company of America

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2007	2006	2005
Operating activities
Premiums collected, net of reinsurance	$659,181	$660,773	$759,279
Net investment income	554,244	580,061	625,613
Miscellaneous income (expense)	420,610	(66,367)	(101,445)
Benefit and loss related payments	(981,693)	(1,187,274)	(1,152,969)
Net transfers to separate, segregated accounts and protected cell amounts	(134,199)	(90,309)	(1,121)
Commissions, expenses paid and aggregate write-ins for deductions	(542,288)	(384,777)	(411,404)
Dividends paid to policyholders	(2,036)	(2,114)	(2,273)
Federal and foreign income taxes (paid) recovered	(74,553)	7,068	(7,959)

Net cash used in operating activities	(100,734)	(482,939)	(292,279)

Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	3,876,177	4,196,395	4,988,857
Stocks	68,854	39,924	45,964
Mortgage loans	200,829	276,566	413,570
Real estate	4,073	11,663	10,371
Other invested assets	175,211	31,652	48,626
Miscellaneous proceeds	20,329	45,471	15,367

Total investment proceeds	4,345,473	4,601,671	5,522,755
Cost of investments acquired:
Bonds	(3,473,487)	(3,537,494)	(4,611,376)
Stocks	(69,781)	(155,885)	(18,546)
Mortgage loans	(207,619)	(160,679)	(97,004)
Real estate	(6,631)	(11,598)	(30,951)
Other invested assets	(33,571)	(240,139)	(83,653)
Miscellaneous applications	(69,206)	(53)	(143,350)

Total cost of investments acquired	(3,860,295)	(4,105,848)	(4,984,880)
Net increase in policy loans	(3,400)	(1,313)	(1,341)

Net cost of investments acquired	(3,863,695)	(4,107,161)	(4,986,221)

Net cash provided by investing activities	481,778	494,510	536,534

8

Life Investors Insurance Company of America

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2007	2006	2005
Financing and miscellaneous activities
Borrowed funds (repaid) received	$(21,685)	$19,799	$(55,114)
Net withdrawals on deposit-type contracts and other liabilities	(15,527)	(13,249)	(13,267)
Dividends and return of capital to stockholders	(400,000)	—	(130,000)
Capital contribution	—	145,000	—
Other cash (applied) provided	(79,663)	1,512	7,156

Net cash (used in) provided by financing and miscellaneous activities	(516,875)	153,062	(191,225)

Net (decrease) increase in cash, cash equivalents and short-term investments	(135,831)	164,633	53,030
Cash, cash equivalents and short-term investments:
Beginning of year	293,005	128,372	75,342

End of year	$157,174	$293,005	$128,372

See accompanying notes.

9

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

December 31, 2007

1. Organization and Summary of Significant Accounting Policies

Organization

Life Investors Insurance Company of America (the Company) is a stock life insurance company and is a wholly-owned subsidiary of AEGON USA, Inc. (AEGON). AEGON is a wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

On July 1, 2006, the Company completed a merger with Academy Life Insurance Company (ALIC), which was a wholly-owned subsidiary of an affiliate, Commonwealth General Corporation (Commonwealth). The merger was accounted for in accordance with Statement of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the merger were combined and the recorded assets, liabilities and surplus of ALIC were carried forward to the merged company. ALIC’s outstanding common shares were wholly-owned by Academy Insurance Group as of December 31, 2005. Prior to the merger, several transactions took place which resulted in AEGON owning all of the outstanding common shares of ALIC. As a result of the merger, the Company issued an additional 175,770 shares of common stock to AEGON.

Summarized financial information for the Company and ALIC restated for periods prior to the merger are as follows:

	Six Months Ended June 30 2006	Year Ended December 31 2005
	Unaudited
Revenues:
Company	$529,226	$1,197,933
ALIC	29,094	57,483

As restated	$558,320	1,255,416

Net income:
Company	$54,545	$64,395
ALIC	6,257	11,041

As restated	$60,802	$75,436

10

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

	June 30 2006	December 31 2005
	Unaudited
Assets:
Company	$9,869,509	$10,194,151
ALIC	478,023	473,200

As restated	$10,347,532	$10,667,351

Liabilities:
Company	$9,300,046	$9,689,041
ALIC	408,695	410,256

As restated	$9,708,741	$10,099,297

Capital and surplus:
Company	$569,463	$505,110
ALIC	69,328	62,944

As restated	$638,791	$568,054

Nature of Business

The Company sells a full line of insurance products, including individual, credit and group coverages under life, annuity and accident and health policies. The Company is licensed in 49 states, the District of Columbia, Puerto Rico and Canada. Sales of the Company’s products are primarily through the general agency system.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

11

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to fair value. If high credit quality securities are adjusted, the retrospective method is used.

12

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (e.g., amortized cost or fair value with the related net unrealized capital gains (losses) reported in unassigned surplus along with any adjustment for federal income taxes). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains and losses. Under GAAP, all derivatives are reported on the balance sheet at fair value, the effective and ineffective portions of a single hedge are accounted for separately, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value and the change in fair value for cash flow hedges is credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances for mortgage loans are established, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

13

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan. That net deferral is reported as the “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Non-admitted Assets: Certain assets designated as “non-admitted”, principally deferred income tax assets and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

14

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received, and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

15

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are non-admitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years and a valuation allowance is established for deferred income tax assets not realizable.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Surplus Notes: Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a designation of an NAIC 6, are reported at amortized cost using the interest method.

16

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except principal-only and interest-only securities, which are valued using the prospective method.

Redeemable preferred stocks that have the characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost or fair value. Non-redeemable preferred stock are reported at fair value or lower of cost or fair value as determined by the SVO and related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies and mutual funds are carried at fair value as determined by the SVO and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes. Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity and the net unrealized capital gains (losses) are reported in unassigned surplus.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other than temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

17

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances and other “admitted assets” are valued principally at cost.

The Company has minor ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying GAAP equity of the investee. The Company recognized an impairment write-down of $4,556, $992 and $6,777 related to its investments in various partnerships during the year ending December 31, 2007, 2006 and 2005, respectively.

Investments in Low Income Housing Tax Credits (LIHTC) Properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2006, the Company excluded investment income due and accrued of $132 with respect to such practices. The Company did not exclude any investment income due and accrued during 2007.

The carrying amounts of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.

18

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that are designated in hedging relationships and meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Futures are marked to market on a daily basis and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, a premium is received by the Company on a periodic basis and recognized in investment income as earned. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate.

19

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

For forecasted hedge transactions, the deferred gain (loss) is recognized in income as the purchased asset affects income. If the derivative is no longer effective at achieving the desired risk management objective or if the forecasted transaction is no longer probable, hedge accounting will cease and the forward-starting swap will be marked to fair value through unassigned surplus.

The carrying value of derivative instruments is reflected in either the other invested assets or the other liabilities line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2007 and 2006, derivatives in the amount of $654 and $940, respectively, were reflected in the other liabilities line within the financial statements.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and revenues are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by the Company’s divisional actuaries using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2007 and 2006 was $11,348 and $10,631, respectively.

The Company incurred $5,002 and paid $4,286 of claim adjustment expenses during 2007, of which $1,718 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the provision for insured events of prior years.

20

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death and refunds portions of premiums unearned beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. The Company returns any portion of the final premium beyond the date of death.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. On funds not involving life contingencies, tabular interest is equal to the actual interest earned and/or credited to the account, or where the reserve is equal to the present value of future benefits, the interest on the mean reserve for the year implied by the valuation rate of interest.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2 to 6 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners’ Reserve Valuation Method.

During 2005, the Company changed the valuation method on a block of group life insurance from using the 1958 Commissioners Standard Ordinary Mortality and American Experience Tables to be on an unearned premium reserve methodology. This caused a decrease in reserves of $6,999, which was credited directly to capital and surplus.

21

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and will be amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency, and are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Separate Accounts

Assets held in trust for purchases of variable universal life contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are reported at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholders. The Company received variable contract premiums of $133,210, $19,394 and $3,963, in 2007, 2006 and 2005, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

22

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

Stock Option Plan and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 through 2007, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the fair value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company’s employees participate in various stock appreciation rights (SAR) plans issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company’s employees has been charged to the Company, with an offsetting amount credited to paid-in surplus. The Company recorded (income) expense of $(4,958), $1,506 and $5,328 for the years ended December 31, 2007, 2006 and 2005, respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $856 and $593 for years ended December 31, 2007 and 2006, respectively. There was no recorded adjustment to paid-in surplus for the income tax effect related to these plans for the year ended December 31, 2005.

Reclassifications

Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 presentation.

2. Prescribed and Permitted Statutory Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed by the Insurance Division, Department of Commerce, of the State of Iowa. The Iowa Insurance Division recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under Iowa Insurance Law.

23

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

2. Prescribed and Permitted Statutory Accounting Practices (continued)

The NAIC’s Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits with respect to secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61 – Life, Deposit-Type and Accident and Health Reinsurance (SSAP No. 61) and Appendix A-791 of the NAIC SAP.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed by the State of Iowa is shown below:

	2007	2006	2005
Net income, State of Iowa basis	$119,132	$102,083	$75,436
State prescribed practice for secondary guarantee reinsurance	—	—	—

Net income, NAIC SAP	$119,132	$102,083	$75,436

Statutory surplus, State of Iowa basis	$422,474	$633,892	$568,054
State prescribed practice for secondary guarantee reinsurance	(104,706)	—	—

Statutory surplus, NAIC SAP	$317,768	$633,892	$568,054

24

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

3. Accounting Changes

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (LIHTC) properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company’s investments in LIHTC investments were reported in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies and SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that reduced unassigned surplus by $6,127 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88. According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company’s investments in noninsurance subsidiaries were reported in accordance with SSAP No. 46, Investments in Subsidiary, Controlled and Affiliated entities, and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principles had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned funds (surplus) as of January 1, 2005.

Effective January 1, 2005, the Company adopted SSAP No. 91, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SSAP No. 91 addresses, among other things, the criteria that must be met in order to account for certain asset transfers as sales rather than collateralized borrowings. Transfers impacted by SSAP No. 91 that the Company engages in include securities lending, repurchase and reverse repurchase agreements and dollar reverse repurchase agreements. In accordance with SSAP No. 91, if specific criteria are met, reverse repurchase agreements and dollar reverse repurchase agreements are accounted for as collateralized borrowings, and repurchase agreements are accounted for as collateralized lending. The cumulative effect of the adoption of this SSAP is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.

25

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

4. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, Cash Equivalents and Short-term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Investment Securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

Mortgage Loans on Real Estate and Policy Loans: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying amount.

Interest Rate and Credit Default Swaps: Estimated fair value of interest rate and credit default swaps are based upon the pricing differential for similar swap agreements.

Separate Account Assets and Liabilities: The fair value of separate account assets and liabilities are based on quoted market prices.

Investment Contracts: Fair values for the Company’s liabilities under investment-type insurance contracts with defined maturities are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

26

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

4. Fair Values of Financial Instruments (continued)

Surplus Notes and Borrowed Money: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Receivable for Securities and Payable for Securities: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair value.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate accounts universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company’s unaffiliated financial instruments:

	December 31
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Admitted assets
Cash, cash equivalents and short-term investments	$103,874	$103,874	$293,005	$293,005
Bonds	6,976,787	6,945,592	7,364,292	7,405,587
Preferred stocks	145,648	137,371	150,937	161,712
Common stocks, other than affiliates	4,894	4,894	10,567	10,567
Mortgage loans on real estate	1,080,994	1,116,019	1,074,000	1,126,078
Policy loans	207,383	207,383	203,983	203,983
Interest rate swaps	(654)	152,009	940	119,563
Credit default swaps	—	14	—	74
Separate account assets	505,065	505,065	186,704	186,704

Liabilities
Investment contract liabilities	3,085,226	3,075,552	3,532,781	3,523,668
Borrowed money	—	—	21,790	21,790
Surplus notes	150,000	150,000	150,000	150,000

27

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments

At December 31, 2007 and 2006, investments in common stock affiliated entities were as follows:

	2007		2006
Affiliate	Cost	Carrying Amount	Cost	Carrying Amount
Common:
LIICA Re II, Inc.	$80,000	$—	$80,000	$—
Life Investors Alliance LLC	13,250	—	13,250	—
Garnet Assurance Corp.	1	—	1	—
Real Estate Alternatives Portfolio 3A	6,262	7,488	4,294	4,911

	$99,513	$7,488	$97,545	$4,911

The Company made an investment of $172,000 in LIICA Holdings, LLC, a wholly-owned subsidiary, on December 27, 2006. This investment is considered an other invested asset on the balance sheet and was carried at no value as of December 31, 2007 and 2006.

The carrying amounts and estimated fair values of investments in bonds and preferred stocks were as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses Less Than 12 Months	Estimated Fair Value
December 31, 2007
Bonds:
United States Government and agencies	$192,415	$6,604	$57	$36	$198,926
State, municipal and other government	130,847	7,556	5,600	732	132,071
Public utilities	555,176	11,383	3,824	1,721	561,014
Industrial and miscellaneous	4,197,784	85,266	33,426	49,907	4,199,717
Mortgage and other asset-backed securities	1,900,565	13,319	18,973	41,047	1,853,864

	6,976,787	124,128	61,880	93,443	6,945,592
Preferred stocks	145,648	1,585	772	9,090	137,371

	$7,122,435	$125,713	$62,652	$102,533	$7,082,963

28

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses Less Than 12 Months	Estimated Fair Value
December 31, 2006
Bonds:
United States Government and agencies	$415,384	$4,075	$4,363	$1,495	$413,601
State, municipal and other government	128,442	10,529	6,093	824	132,054
Public utilities	560,025	12,838	5,892	988	565,983
Industrial and miscellaneous	4,176,381	102,001	46,532	11,864	4,219,986
Mortgage and other asset-backed securities	2,084,060	11,794	18,974	2,917	2,073,963

	7,364,292	141,237	81,854	18,088	7,405,587
Preferred stocks	150,937	11,684	605	304	161,712

	$7,515,229	$152,921	$82,459	$18,392	$7,567,299

The Company held bonds at December 31, 2007 with a carrying amount of $14,234 and amortized cost of $14,296 that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These bonds are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

At December 31, 2007 and 2006, respectively, for securities that have been in a continuous unrealized loss position for greater than or equal to twelve months, the Company held 453 and 665 securities with a carrying amount of $1,694,224 and $2,591,365 and an unrealized loss of $62,652 and $82,459 with an average price of 96.3 and 96.8 (NAIC market value/amortized cost). Of this portfolio, 94.6% and 94.0% were investment grade with associated unrealized losses of $52,508 and $68,874, respectively.

At December 31, 2007 and 2006, respectively, for securities in an unrealized loss position less than twelve months, the Company held 551 and 425 securities with a carrying amount of $1,975,479 and $1,715,245 and an unrealized loss of $102,533 and $18,392 with an average price of 94.8 and 98.9. (NAIC market value/amortized cost). Of this portfolio, 86.4% and 92.5% were investment grade with associated unrealized losses of $85,908 and $14,417, respectively.

29

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in affect at the date of acquisition; and (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally, financial condition, near term prospects of the issuer, nationally recognized credit rating changes and cash from trends and underlying levels of collateral (for asset-backed securities only) are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

At December 31, 2007, the Company’s banking sub-sector portfolio reported $14,705 in unrealized losses and had a carrying value of $366,373. The absolute exposure to the banking sector is significant, but the Company’s securities in this sector are generally highly rated. Because of the banking sector’s size, the absolute dollar amount of unrealized losses is large, but the overall market value as a percent of book value on all securities in an unrealized loss position is 94%. While the sector has some exposure to the sub prime market, the issuers are highly diversified and any impact is not expected to be material to their credit profile.

At December 31, 2007, the Company’s basic industry sector portfolio reported $9,011 in unrealized losses and had a carrying value of $134,055. While the performance of some of the individual credits and sub-sectors was somewhat below expectations, overall valuations remain largely stable. Since the securities in an unrealized loss position are trading close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.

30

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

At December 31, 2007 the consumer cyclical sector portfolio reported $9,391 in unrealized losses and had a carrying value of $207,221. The consumer cyclical sub-sector covers a range of industries including autos, home construction, lodging, media and retailers. These industries include some of the largest credit issuers in the market. As a result, the Company’s exposure is large. In addition, many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which has led to credit deterioration. The more significant of these sub-sectors from an unrealized loss perspective are retailers, automotive and home construction.

Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit-related concerns. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.

At December 31, 2007, the Company’s non-captive finance sub-sector portfolio reported $14,391 in unrealized losses and had a carrying value of $175,462. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit-related concerns. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.

Sub-prime mortgages are loans to homebuyers who have weak or impaired credit histories, are loans that are non-conforming or are loans that are second in priority. The Company’s businesses in the United States do not sell or buy sub-prime mortgages directly. The Company’s position is related to asset-backed securities (ABS). These securities are pools of mortgages that have been securitized and offered to investors as asset-backed securities, where the mortgages are collateral. Most of the underlying mortgages within the pool have FICO scores below 660. Therefore, the ABS has been classified by the Company as a sub-prime mortgage position. Also included in the Company’s total sub-prime mortgage position are ABS with second lien mortgages as collateral. The second lien mortgages may not necessarily have sub-prime FICO scores; however, the Company has included these ABS in its sub-prime position as they are the second priority in terms of repayment. The Company does not have any “direct” residential mortgages to sub-prime borrowers outside of the ABS structures.

31

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

The Company considers ABS in an unrealized loss position for impairment when there has been an adverse change in estimated cash flows from the cash flows previously projected at purchase, which is in accordance with SSAP No. 43, Loan-backed and Structured Securities. The Company did not impair any of its sub-prime mortgage positions in 2007 or 2006.

The following table provides the actual cost, carrying amount and fair value by asset class of the Company’s sub-prime mortgage position at December 31, 2007:

	Actual Cost	Carrying Amount	Fair Value
Residential Mortgage Backed Securities	$350,063	$349,915	$324,369
Collateralized Debt Obligations	800	800	800

	$350,863	$350,715	$325,169

At December 31, 2007, the Company’s commercial mortgage backed securities portfolio had a carrying amount of $378,741 and reported $14,072 in unrealized losses. The fundamentals of the commercial mortgage backed securities market are, on average, strong but are starting to show some signs of deterioration in some markets. The lending market remains virtually frozen as lenders continue to tighten their lending standards. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the credit classes. The introduction of the 20% and 30% credit enhanced super senior AAA classes provides an offset to these negative fundamentals. Of the total commercial mortgage backed securities, $104,989 of carrying amount and $4,698 of unrealized losses are attributable to Lehman Brothers and UBS origination platform (“LBUBS”) deal shelf, which is collateralized by diversified mortgages. The unrealized losses are a function of the absolute size of the LBUBS holdings and not due to credit related concerns. The Company believes that the underlying investments are well underwritten and have performed relatively better than other comparable commercial mortgage backed securities structures. The unrealized loss on LBUBS is not credit driven, but rather a reflection of the move in interest rates and credit spreads relative to where these deals were originally priced.

As the unrealized losses on the Company’s commercial mortgage-backed securities are attributable to credit spread widening and not fundamental credit problems with the issuer or collateral, the Company does not consider the underlying investments to be impaired as of December 31, 2007.

32

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

The estimated fair value of bonds and preferred stocks with gross unrealized losses at December 31, 2007 and 2006 were as follows:

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2007
Bonds:
United States Government and agencies	$13,693	$2,758	$16,451
State, municipal and other government	27,187	19,773	46,960
Public utilities	115,911	105,539	221,450
Industrial and miscellaneous	904,577	1,092,515	1,997,092
Mortgage and other asset-backed securities	555,767	564,429	1,120,196

	1,617,135	1,785,014	3,402,149
Preferred stocks	14,437	87,932	102,369

	$1,631,572	$1,872,946	$3,504,518

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2006
Bonds:
United States Government and agencies	$181,966	$110,632	$292,598
State, municipal and other government	14,450	15,866	30,316
Public utilities	184,153	94,784	278,937
Industrial and miscellaneous	1,373,657	862,374	2,236,031
Mortgage and other asset-backed securities	730,370	584,755	1,315,125

	2,484,596	1,668,411	4,153,007
Preferred stocks	24,310	28,443	52,753

	$2,508,906	$1,696,854	$4,205,760

33

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

The carrying amounts and estimated fair values of bonds at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$325,213	$323,307
Due one through five years	2,090,814	2,103,521
Due five through ten years	1,451,636	1,442,254
Due after ten years	1,208,559	1,222,646

	5,076,222	5,091,728
Mortgage and other asset-backed securities	1,900,565	1,853,864

	$6,976,787	$6,945,592

A detail of net investment income is presented below:

	Year Ended December 31
	2007	2006	2005
Income:
Bonds	$421,409	$443,351	$468,191
Preferred stock	9,520	9,852	1,770
Common stock	226	105	217
Mortgage loans on real estate	83,326	88,032	117,527
Real estate	17,529	16,469	13,504
Policy loans	13,097	12,363	12,358
Derivatives	847	722	(787)
Cash, cash equivalents and short-term investments	11,659	3,904	1,733
Other	651	(6,048)	7,417

Gross investment income	558,264	568,750	621,930
Less investment expenses	(38,311)	(42,593)	(42,175)

Net investment income	$519,953	$526,157	$579,755

34

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

Proceeds from sales and maturities of bonds and preferred stocks and related gross realized gains and losses were as follows:

	Year Ended December 31
	2007	2006	2005
Proceeds	$3,936,559	$4,326,042	$5,007,229

Gross realized gains	$48,457	$22,450	$46,917
Gross realized losses	(35,826)	(64,595)	(46,830)

Net realized gains (losses)	$12,631	$(42,145)	$87

Gross realized losses for the years ended December 31, 2007, 2006 and 2005 include $3,302, $3,454 and $11,823, respectively, related to losses recognized on other than temporary declines in fair values of debt securities.

Gross unrealized gains and gross unrealized losses on unaffiliated common stocks are as follows:

	December 31
	2007	2006
Unrealized gains	$2,609	$3,295
Unrealized losses	(67)	(1)

Net unrealized gains	$2,542	$3,294

The changes in net unrealized capital gains (losses) on investments were as follows:

	Year Ended December 31
	2007	2006	2005
Bonds	$20,012	$4,079	$170
Common stocks	(143)	(78,708)	(2,606)
Other invested assets	52,545	(150,876)	(7,882)

Change in unrealized capital gains (losses)	$72,414	$(225,505)	$(10,318)

35

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

At December 31, 2007, investments with an aggregate carrying amount of $7,951 were on deposit with certain state regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such state regulatory authorities, as required by statute.

Net realized capital gains (losses) on investments are summarized below:

	Year Ended December 31
	2007	2006	2005
Bonds	$11,746	$(42,251)	$(34)
Preferred stocks	885	106	121
Common stocks	(9,589)	(2,057)	3,316
Mortgage loans on real estate	–	3	8,670
Real estate	70	4,138	4,867
Cash, cash equivalents and short-term investments	(2,208)	–	1,048
Derivatives	69	4,421	(390)
Other invested assets	38,885	16,001	20,631

	39,858	(19,639)	38,229
Tax effect	3,962	6,042	(13,033)
Transfer to (from) interest maintenance reserve	3,781	21,255	(13,904)

Net realized capital gains on investments	$32,115	$7,658	$11,292

The maximum and minimum lending rates for commercial mortgages during 2007 were 6.78% and 5.86%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 80%. There were no mortgage loans that were non-income producing for the 180 day period prior to December 31, 2007. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgage loans to carry fire insurance equal to the value of the underlying property.

36

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

No loans were foreclosed or acquired by deed and transferred to real estate during 2007 or 2006. There were no impaired mortgage loans held as of December 31, 2007 and 2006. At December 31, 2007 and 2006, the Company held a mortgage loan loss reserve in the AVR of $63,871 and $35,494, respectively. At December 31, 2007 and 2006, the mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2007	2006		2007	2006
Pacific	32%	30%	Industrial	29%	27%
South Atlantic	21	22	Office	27	27
Mountain	12	14	Retail	19	19
E. North Central	10	12	Apartment	14	15
Middle Atlantic	10	5	Other	6	6
W. South Central	5	7	Agriculture	5	6
E. South Central	4	5
W. North Central	4	3
New England	2	2

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The company recognized interest income on impaired loans of $297 for the year ended December 31, 2005. Interest income in the amount of $340 was recognized on a cash basis for the year ended December 31, 2005. There was no interest income on impaired loans recognized nor was there any interest income recognized on a cash basis for the year ended December 31, 2007 or 2006.

At December 31, 2006 and 2005, the Company had recorded investments in restructured securities of $11,031 and $2,024. The capital gains taken as a direct result of the restructures in 2006 were $4,803. There were no capital gains taken as a direct result of the restructures in 2005. The Company has often impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved. The Company did not record any investments in restructured securities at December 31, 2007.

37

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

At December 31, 2007, 2006 and 2005, the Company had no loans for which impairments have been recognized in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2007, 2006 and 2005 related to such restructurings. There are no commitments to lend additional funds to debtors owing receivables.

The Company has an investment in Invenergy TN, LLC, a partnership which owns a 27 MW wind generating facility in Anderson County, Tennessee. This investment generates tax credits based on the amount of electricity produced from the wind turbines. Based on the project’s actual performance and a revised wind study, it was determined that the investment will not perform to the levels originally expected. For the year ending December 31, 2007, an impairment of $4,556 was recorded for the Invenergy TN LLC partnership. The impairment was determined by comparing the current book value to the fair value as supplied by a third party. The fair value was determined by discounting future cash flows, expected future tax credits and income tax benefits of losses from the investment. Since the decline in fair value was determined to other than temporary, the partnership was written down to the fair value amount. For the year ending December 31, 2006, no impairment was recorded for the Invenergy TN LLC partnership.

For the year ending December 31, 2007, the Company has 14 LIHTCs. The remaining years of unexpired tax credits ranged from 4 to 12 and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from 6 to 17 years. The amount of contingent equity commitments expected to be paid during the years 2008 to 2019 is $10,566. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A notional currency exchange occurs at the beginning and end of the contract. During the life of the swap, the counterparties exchange fixed or floating interest payments in its swapped currency. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.

38

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset in a lower rated investment grade asset. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. At December 31, 2007 and 2006, the Company had replicated assets with a fair value of $8,044 and $7,987, respectively, and credit default swaps with a fair value of $14 and $74, respectively. During the years ended December 31, 2007, 2006 and 2005, the Company did not recognize any capital losses related to replication transactions.

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 indices. The Company uses S&P 500 and NASDAQ 1000 future contracts and/or options to hedge the liability option risk associated with these products. The Company recognized expense from options contracts in the amount of $15 for the year ended December 31, 2005. The Company did not recognize any expense from options contracts for the years ended December 31, 2007 or 2006.

39

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, the Company is required to post assets instead. As of December 31, 2007 and 2006, the fair value of all contracts, aggregated at a counterparty level, with a positive fair value amounted to $152,247 and $119,595, respectively. At December 31, 2007 and 2006, the fair value of all contracts, aggregated at a counterparty level, with a negative fair value amount to $239 and $55, respectively.

At December 31, 2007 and 2006, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2007	2006
Derivative securities:
Interest rate swaps – receive fixed – pay fixed	$5,911	$—
Interest rate swaps – receive fixed – pay floating	2,453,000	1,794,000
Interest rate swaps – receive floating – pay floating	—	5,686
Interest rate swaps – receive floating – pay fixed	144,456	249,431
Swaption – receive floating – pay fixed	—	2,500

The Company utilizes futures contracts to hedge against changes in market conditions. Initial margin deposits are made by cash deposits or segregation of specific securities as may be required by the exchange on which the transaction was conducted. Pursuant to the contracts, the Company agrees to receive from or pay to the broker, an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as “variation margin” and are recorded by the Company as a variation margin receivable or payable on futures contracts. During the period the futures contracts are open, daily changes in the values of the contracts are recognized as realized gains (losses) since they are effectively settled daily through the variation account. When a futures contract closes, the Company recognizes a final daily realized gain or loss which

40

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

5. Investments (continued)

effectively closes the transaction and, if any, the Company’s cost basis. The Company recognized net realized gains from futures contracts in the amount of $47, $971 and $43 for the years ended December 31, 2007, 2006 and 2005, respectively.

Open futures contracts at December 31, 2007 and 2006 are as follows:

Number of Contracts	Contract Type	Opening Market Value	Year-End Market Value
December 31, 2007:
40	S&P 500 March 2008 Futures	$ 14,902	$ 14,772

December 31, 2006:
39	S&P 500 March 2007 Futures	$13,897	$13,927

The Company’s use of futures contracts may expose the Company to certain risks. Risks include the possibility of an illiquid market and the change in the value of the contracts may not correlate with changes in the value of the securities being hedged. Unexpected adverse price movements could cause the Company’s hedging strategy to be unsuccessful and result in losses.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows for forecasted transactions is 24 years. For the year ended December 31, 2007, none of the Company’s cash flow hedges have been discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

For the year ended December 31, 2006, the Company recorded $(64) for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized loss. The Company did not record anything during the year ended December 31, 2007 for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2007, 2006 or 2005 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

41

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

6. Reinsurance

The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

	Year Ended December 31
	2007	2006	2005
Direct premiums	$957,263	$858,942	$876,065
Reinsurance assumed – non affiliates	3,978	3,768	4,685
Reinsurance assumed – affiliates	27,733	79,605	80,391
Reinsurance ceded – non affiliates	(143,817)	(149,834)	(164,576)
Reinsurance ceded – affiliates	(191,995)	(130,367)	(32,951)

Net premiums earned	$653,162	$662,114	$763,614

The Company received reinsurance recoveries in the amount of $125,343, $139,648 and $144,206, during 2007, 2006 and 2005, respectively. At December 31, 2007, 2006 and 2005, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $17,734, $15,884 and $15,308, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2007, 2006 and 2005 of $602,947, $394,648 and $265,825, respectively.

During 2006, the Company entered into a reinsurance agreement with Transamerica Ireland Reinsurance (TIRI), an affiliate, to retrocede an inforce block of term life business effective January 1, 2006. The initial commission expense allowance received of $1,000 less ceded reserves of $574 resulted in an initial transaction gain of $426 pre-tax ($277 net of tax). This gain was credited directly to unassigned surplus. During both 2007 and 2006, the Company has amortized $28 into earnings related to this transaction with a corresponding charge to unassigned surplus.

On April 1, 2007 the Company entered into a recapture agreement with Veterans Life Insurance Company (VLIC), an affiliate, whereby VLIC recaptured all liabilities ceded to the Company under an October 1, 2001 modified coinsurance agreement. The recapture consideration received was $76,086 and the reserves recaptured by VLIC were $173,147. The Company paid a recapture premium of $173,147. The resulting pre-tax gain of $76,086 has been included in the Statement of Operations.

42

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

6. Reinsurance (continued)

On October 1, 2007 the Company recaptured various fixed deferred annuity plans that were ceded to Monumental Life Insurance Company (MLIC), an affiliate, under a July 1, 1990 agreement. The recapture premium received was $53,085 and the commission expense allowance paid was $384, for a net consideration received of $52,701. Reserves recaptured were $53,085. The resulting pretax loss of $384 was included in the Statement of Operations.

During 2007, the Company amended its 50% reinsurance treaty with Canadian Premier Life Insurance Company, an affiliate. The Company will reinsure up to 85% of its business effective November 1, 2007. The Company received a ceding commission of $2,910 ($1,892 net of tax). This gain was credited directly to unassigned surplus.

Effective December 31, 2007, TIRe recaptured all inforce business that was retroceded to the Company. The difference between the life and claim reserves released of $369 and $34, respectively, and the return of assets related to this business of $284 was included in the Statement of Operations. In addition, the Company entered into an agreement to recapture obligations and benefits related to certain universal life insurance contracts that were previously ceded to TIRe. The Company assumed assets of $19,047 associated with this business and paid recapture considerations of $1,250. Reserves recaptured included life reserves of $2,865 and claim reserves of $323. As a result, a pre-tax gain of $14,608 was included in the Statement of Operations. In addition, the unamortized pre-tax ceded gain held by the Company in unassigned surplus resulting from the original reinsurance transaction was released into income in the amount of $4,632 ($3,011 net of tax). Prior to this transaction, the Company had amortized $1,053, $712 and $739 on a pre-tax basis and $684, $463 and $480 on a net of tax basis into earnings for 2007, 2006 and 2005, respectively, with a corresponding charge to unassigned surplus. The Company had held collateral in the form of letters of credit.

Also effective December 31, 2007, the Company recaptured all inforce universal life business that was previously reinsured to TIRI, an affiliate. The Company paid recapture fee of $4,004 and recovered miscellaneous assets of $1,985. Life and claims reserves were recaptured in the amount of $40,482 and $120, respectively. This transaction resulted in a net pre-tax loss of $42,622 which is included in the Statement of Operations.

The Company subsequently entered into a reinsurance agreement with Transamerica Life Insurance Company (TLIC), an affiliate, on December 31, 2007 to cede certain universal life business. Universal life secondary guarantee reserves ceded were $104,707, resulting in a pre-tax gain of $104,707 ($68,059, net of tax) that has been credited directly to unassigned surplus.

43

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

6. Reinsurance (continued)

During 2007, the Company obtained letters of credit of $3,948 for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

7. Accident and Health Claim Liability

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by the Company using statistical claim development models to develop best estimates for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2007
2007	$—	$251,754	$77,748	$174,006
2006 and prior	447,339	(18,813)	148,315	280,211

	447,339	$232,941	$226,063	454,217

Active life reserve	1,408,750			1,568,225

Total accident and health reserves	$1,856,089			$2,022,442

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2006
2006	$—	$281,808	$83,985	$197,823
2005 and prior	429,226	(22,175)	157,535	249,516

	429,226	$259,633	$241,520	447,339

Active life reserve	1,249,886			1,408,750

Total accident and health reserves	$1,679,112			$1,856,089

44

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

7. Accident and Health Claim Liability (continued)

The Company’s unpaid claims reserve decreased by $18,813 and $22,175 for the years ended December 31, 2007 and 2006, respectively, for health claims that occurred prior to those balance sheet dates. The decrease in 2007 and 2006 resulted primarily from variances in the estimated frequency of claims and claim severity.

8. Income Taxes

The main components of deferred tax amounts are as follows:

	December 31
	2007	2006
		Restated
Deferred income tax assets:
Deferred intercompany losses	$6,392	$6,392
Non-admitted assets	11,677	12,338
Miscellaneous accruals	27,728	17,114
Tax basis deferred acquisition costs	84,492	83,578
Reserves	139,340	137,538
Partnerships	6,334	10,076
Credit carryforwards	32,123	29,377
807(f) assets	4,923	4,493
Unrealized capital losses	20,090	16,924
Other	13,168	13,196

Total deferred income tax assets	346,267	331,026
Non-admitted deferred tax assets	216,538	233,023

Admitted deferred tax assets	129,729	98,003

Deferred income tax liabilities:
Unrealized capital gains	23,398	5,392
Deferred intercompany gain	7,015	7,015
Partnerships	25,264	19,571
Foreign currency adjustment	3,969	3,969
807(f) liabilities	3,830	3,349
Other	590	290

Total deferred income tax liabilities	64,066	39,586

Net admitted deferred tax asset	$65,663	$58,417

45

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

8. Income Taxes (continued)

The change in net deferred income tax assets and liabilities are as follows:

	December 31
	2007	2006	Change
		Restated
Total deferred tax assets	$346,267	$331,026	$15,241
Total deferred tax liabilities	64,066	39,586	24,480

Net deferred tax asset	$282,201	$291,440	(9,239)

Tax effect of unrealized gains (losses)			6,008

Change in net deferred income tax			$(3,231)

	December 31
	2006	2005	Change
	Restated
Total deferred tax assets	$331,026	$272,389	$58,637
Total deferred tax liabilities	39,586	205,621	(166,035)

Net deferred tax asset	$291,440	$66,768	224,672

Tax effect of unrealized gains (losses)			6,245

Change in net deferred income tax			$230,917

Non-admitted deferred tax assets increased by $16,485 and $217,942 for 2007 and 2006, respectively.

46

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

8. Income Taxes (continued)

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain (loss) from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:

	Year Ended December 31
	2007	2006	2005
Income tax expense (benefit) on operational gains and capital gains (losses) on investments computed at the federal statutory rate (35%)	$71,645	$31,461	$34,169
Deferred acquisition costs – tax basis	915	(2,628)	(4,147)
Depreciation	1,673	(999)	(999)
Dividends received deduction	(112)	(113)	(127)
Investment income items	(18,441)	(7,577)	(2,895)
Tax credits	(11,913)	(26,997)	(15,680)
Prior year under accrual	12,874	5,638	16,507
Tax reserve valuation	1,752	9,748	1,951
Amortization of IMR	(2,371)	(3,302)	(4,879)
Limited partnership book/tax difference	(1,956)	697	(5,735)
Reinsurance transactions	23,180	(162)	(259)
LOLI	(3,806)	(3,448)	(3,418)
Other	8,347	6,743	1,282

Federal income tax expense on operations and capital gains (losses) on investments	81,787	9,061	15,770
Less tax expense (benefit) on capital gains (losses)	3,962	(6,042)	20,519

Total federal income tax expense (benefit)	$77,825	$15,103	$(4,749)

The total statutory income taxes are computed as follows:

	Year Ended December 31
	2007	2006	2005
Federal income tax expense on operations and capital gains (losses) on investments	$81,787	$9,061	$15,770
Change in net deferred income taxes, restated	3,231	(230,917)	37,138

Total statutory income taxes	$85,018	$(221,856)	$52,908

47

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

8. Income Taxes (continued)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its parent and other affiliated companies. Under the terms of a tax sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies’ alternative minimum taxable income. In addition, any operating loss or capital loss carryforwards are calculated for the life and nonlife subgroups on a consolidated basis. At December 31, 2006 and 2005, the consolidated returns had no loss carryforwards. At December 31, 2007 the life subgroup had $71,230 of general business credit carryforwards and $25,067 of foreign tax credit carryforwards which originated in 2006 and 2007. A tax return has not yet been filed for 2007.

Income taxes incurred during 2007 and 2005 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses is $59,076 and $286,973, respectively. There were no income taxes incurred during 2006 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2007 is $20,085. As of December 31, 2006 the amount of tax contingencies calculated was $19,336. The total tax contingencies represent the amount that, if recognized, would affect the effective income tax rate in future periods. It is reasonably possible that a portion of the tax contingencies may decrease within twelve months of the reporting date. This possibility arises from a controversy currently at the IRS appellate division that may be settled within the next 12 months. At this time, an estimate of this possible decrease cannot be made. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company’s interest expense related to income taxes is $3,893 and $2,245 for December 31, 2007 and December 31, 2006, respectively. The Company recorded no liabilities for penalties.

The Company’s federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 2000. The examination for the years 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions. An examination is under way for 2005 and 2006.

48

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted approximately 1% of ordinary life insurance in force at December 31, 2007 and 2006.

For the years ended 2007, 2006 and 2005, premiums for life participating policies were $7,806, $8,153 and $8,309, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,955, $2,116 and $2,194 to policyholders during 2007, 2006 and 2005, respectively, and did not allocate any additional income to such policyholders.

A portion of the Company’s policy reserves and other policyholders’ funds relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31
	2007		2006		2005
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Subject to discretionary withdrawal:
With market value adjustment	$285,983	9%	$310,217	8%	$340,640	8%
At book value less current surrender charge of 5% or more	115,218	4	190,736	5	113,106	2

Total with adjustment or at market value	401,201	13	500,953	13	453,746	10
At book value without adjustment (minimal or no charge or adjustment)	2,656,562	82	3,060,016	82	3,896,058	86
Not subject to discretionary withdrawal	160,551	5	166,340	5	177,630	4

Total annuity reserves and deposit fund liabilities - before reinsurance	3,218,314	100%	3,727,309	100%	4,527,434	100%

Less reinsurance ceded	24,232		81,717		88,838

Net annuity reserves and deposit fund liabilities	$3,194,082		$3,645,592		$4,438,596

49

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes (continued)

Separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or market value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these are carried at market value. The life insurance policies typically provide a guaranteed minimum death benefit. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2007 and 2006 is as follows:

	Nonindexed Guaranteed Less than or equal to 4%	Nonindexed Guaranteed More than 4%	Nonguaranteed Separate Account	Total
Premiums, deposits and other considerations for the year ended December 31, 2007	$—	$—	$133,210	$133,210

Reserves for separate accounts with assets at:
Fair value	$—	$—	$263,352	$263,352
Amortized cost	—	—	—	—

Total at December 31, 2007	$—	$—	$263,352	$263,352

Reserves for separate accounts by withdrawal characteristics at December 31, 2007:
Subject to discretionary withdrawal:
With market value adjustment	$—	$—	$—	$—
At fair value	—	—	263,352	263,352
At book value without market value adjustment and with current surrender charge of less than 5%	—	—	—	—
Not subject to discretionary withdrawal	—	—	—	—

Total separate account liabilities at December 31, 2007	$—	$—	$263,352	$263,352

50

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes (continued)

	Nonindexed Guaranteed Less than or equal to 4%	Nonindexed Guaranteed More than 4%	Nonguaranteed Separate Account	Total
Premiums, deposits and other considerations for the year ended December 31, 2006	$—	$—	$19,394	$19,394

Reserves for separate accounts with assets at:
Fair value	$—	$—	$106,014	$106,014
Amortized cost	—	—	—	—

Total at December 31, 2006	$—	$—	$106,014	$106,014

Reserves for separate accounts by withdrawal characteristics at December 31, 2006:
Subject to discretionary withdrawal:
With market value adjustment	$—	$—	$—	$—
At fair value	—	—	106,014	106,014
At book value without market value adjustment and with current surrender charge of less than 5%	—	—	—	—
Not subject to discretionary withdrawal	—	—	—	—

Total separate account liabilities at December 31, 2006	$—	$—	$106,014	$106,014

51

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes (continued)

	Nonindexed Guaranteed Less than or equal to 4%	Nonindexed Guaranteed More than 4%	Nonguaranteed Separate Account	Total
Premiums, deposits and other considerations for the year ended December 31, 2005	$—	$—	$3,963	$3,963

Reserves for separate accounts with assets at:
Fair value	$—	$—	$11,459	$11,459
Amortized cost	—	—	—	—

Total at December 31, 2005	$—	$—	$11,459	$11,459

Reserves for separate accounts by withdrawal characteristics at December 31, 2005:
Subject to discretionary withdrawal:
With market value adjustment	$—	$—	$—	$—
At fair value	—	—	11,459	11,459
At book value without market value adjustment and with current surrender charge of less than 5%	—	—	—	—
Not subject to discretionary withdrawal	—	—	—	—

Total separate account liabilities at December 31, 2005	$—	$—	$11,459	$11,459

52

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year Ended December 31
	2007	2006	2005
Transfers as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$133,210	$19,394	$3,963
Transfers from separate accounts	(7,672)	(67,396)	3,452

Net transfers to separate accounts	140,882	86,790	511
Miscellaneous reconciling adjustments	1	1	—

Transfers as reported in the summary of operations of the life, accident and health annual statement	$140,883	$86,791	$511

A reclassification was made to the amounts previously reported to the Insurance Division, Department of Commerce, State of Iowa in the 2007 Annual Statement, to move $5,798 from net transfers to (from) separate accounts to reserve adjustments on reinsurance ceded within the Statement of Operations, which also affected the reconciliation of net transfers to or from separate accounts as reflected in the notes to financials. This reclassification had no impact on net income.

Reserves on the Company’s traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy’s paid-through date to the policy’s next anniversary date. At December 31, 2007 and 2006, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

53

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes (continued)

	Gross	Loading	Net
December 31, 2007
Life and annuity:
Ordinary direct first year business	$1,282	$413	$869
Ordinary direct renewal business	31,874	(2,118)	33,992
Group life direct business	2,899	104	2,795
Credit life direct business	(4,231)	—	(4,231)
Reinsurance ceded	(6,782)	—	(6,782)

Total life and annuity	25,042	(1,601)	26,643

Accident and health:
Direct	1,164	—	1,164
Reinsurance ceded	(106)	—	(106)

Total accident and health	1,058	—	1,058

	$26,100	$(1,601)	$27,701

December 31, 2006
Life and annuity:
Ordinary direct first year business	$5,864	$878	$4,986
Ordinary direct renewal business	30,317	(2,017)	32,334
Group life direct business	2,651	148	2,503
Credit life direct business	(2,726)	—	(2,726)
Reinsurance ceded	(7,357)	—	(7,357)

Total life and annuity	28,749	(991)	29,740

Accident and health:
Direct	2,786	—	2,786
Reinsurance ceded	(75)	—	(75)

Total accident and health	2,711	—	2,711

	$31,460	$(991)	$32,451

54

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

9. Policy and Contract Attributes (continued)

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Heath Contracts. At December 31, 2007 and 2006, the Company had insurance in force aggregating $4,980,094 and $6,184,922, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $92,162 and $45,082 to cover these deficiencies at December 31, 2007 and 2006, respectively.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

10. Securities Lending

The Company participates in an agent managed securities lending program. The Company receives collateral equal to 100/102 percent of the fair market value of the loaned government/other domestic securities, respectively, as of the transaction date. If the fair value of the collateral is at any time less than 100/102 percent of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 100/102 percent of the fair value of the loaned government/other securities, respectively. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105 percent of the fair market value of the loaned security.

At December 31, 2007 and 2006, respectively, securities in the amount of $406,071 and $652,946 were on loan under security lending agreements. At December 31, 2007, the collateral the Company received from securities lending was in the form of cash.

55

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

11. Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2008, without the prior approval of insurance regulatory authorities, is $87,017.

On September 26, 2007 the Company paid $400,000 to its Parent Company, AEGON. This payment consisted of a return of additional paid-in capital of $270,000, an ordinary common stock dividend of $94,400 and an extraordinary dividend of $35,600. No dividends were paid in 2006. The Company received capital contributions of $145,000 from its Parent Company in 2006. The Company did not receive any capital contributions from its Parent in 2007.

On December 27, 2006, the Company made an investment of $80,000 for the formation of LIICA Re II, a Vermont-domiciled pure captive subsidiary. The Company made a $172,000 capital contribution to LIICA Holdings, LLC on December 27, 2006 and received a return of capital on September 26, 2007 in the amount of $37,000 from LIICA Holdings, LLC.

The Company paid $130,000 in cash dividends to its parent in 2005. The 2005 dividend consisted of an ordinary dividend of $21,000, an extraordinary dividend of $49,000 and a return of capital of $60,000. No dividends were paid in 2006. The Company received a capital contribution of $145,000 from its Parent Company in 2006.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus to be maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2007, the Company meets the RBC requirements.

On September 30, 2002, the Company received $150,000 from AEGON in exchange for surplus notes. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. Additional information related to the surplus notes at December 31, 2007, 2006 and 2005 is as follows:

For Year Ending	Balance Outstanding	Interest Paid	Total Interest Paid	Accrued Interest
2007	$150,000	$9,000	$45,000	$2,250
2006	$150,000	$9,000	$36,000	$2,250
2005	$150,000	$9,000	$27,000	$2,250

56

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

11. Capital and Surplus (continued)

The Company has 504,033 shares of preferred stock issued and outstanding at December 31, 2007 and 2006. The par value of the preferred stock is $2.48 per share and the liquidation value is equal to $777.73 per share. This per share liquidation value shall be adjusted proportionally to reflect any resulting increase or decrease in the number of outstanding shares of preferred stock. Holders of the preferred shares shall be entitled to receive dividends equal to the amount of income generated from a segregated pool of assets, including cash, cash equivalents, mortgages and debt securities and these dividends are cumulative in nature. Holders of the shares of preferred stock have no right to cause mandatory or optional redemption of the shares. As of December 31, 2006, cumulative unpaid dividends relating to the preferred shares were $26,563. There were no cumulative unpaid dividends relating to the preferred shares as of December 31, 2007.

12. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits expense as a percent of salaries. The benefits are based on years of service and the employee’s compensation during the highest five consecutive years of employment. Pension expense aggregated $6,740, $5,482 and $5,088, for the years ended December 31, 2007, 2006 and 2005, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

57

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

12. Retirement and Compensation Plans (continued)

The Company’s employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. Expense related to this plan was $4,388, $3,856 and $3,428, for the years ended December 31, 2007, 2006 and 2005, respectively.

AEGON sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2007, 2006 and 2005 was negligible. AEGON also sponsors an employee stock option plan/stock appreciation rights for individuals employed and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $555, $423 and $499, for the years ended December 31, 2007, 2006 and 2005, respectively, related to these plans.

58

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a cost sharing agreement between AEGON USA, Inc. companies, providing for services needed. The Company is also party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company.

As a party to these agreements, the Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 2007, 2006 and 2005, the Company paid $162,888, $162,603 and $172,720, respectively, for such services, which approximates their costs to the affiliates. In addition, the Company provides office space, marketing and administrative services to certain affiliates. During 2007, 2006 and 2005, the Company received $300,512, $290,700 and $292,210, respectively, for these services, which approximates their costs to the Company.

Payables to, and receivables from affiliates bear interest at the 30-day commercial paper rate. At December 31, 2007 and 2006, the Company reported $50,901 and $12,414 as net amounts due to affiliates, respectively. Terms of settlement require that these amounts are settled within 90 days. During 2007, 2006 and 2005, the Company (received) paid net interest of $(237), $516 and $377, respectively, (from) to affiliates.

At December 31, 2007 and 2006, the Company has two notes payable to Commonwealth General Corporation, an affiliate, of $10 each, bearing interest at 6% and due on December 31, 2030. At December 31, 2007, the Company had short-term notes receivable from AEGON, MLIC, and TLIC, all affiliates, of $10,600, $24,300 and $18,400, respectively, bearing interest at 4.75%. The AEGON and MLIC notes are due notes are due on December 27, 2008. The TLIC note is due on December 30, 2008.

During 1999, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2007 and 2006, the cash surrender value of these policies was $134,211 and $129,862, respectively.

59

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

14. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

At December 31, 2006, securities with a book value of $21,494, and a fair value of $21,651 were subject to dollar reverse repurchase agreements. These securities have maturity dates ranging from 2035 to 2036 and have a weighted average interest rate of 5.8%. The Company had an outstanding liability for borrowed money in the amount of $21,790 as of December 31, 2006, due to participation in dollar reverse repurchase agreements. The Company did not participate in dollar reverse repurchase agreements at December 31, 2007.

During 2006, the Company sold $7,749 of agent balances without recourse to an affiliated company. Prior to July 1, 2006, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliate company. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and as a result retains such balances as non-admitted receivables. Receivables in the amount of $8,234 and $12,246 were non-admitted as of December 31, 2007 and 2006, respectively.

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2007 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Loss
Bonds:
NAIC 5	3	$2,773	$2,402	$320

60

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

15. Commitments and Contingencies

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company has guaranteed that Transamerica Financial Life Insurance Company, an affiliate, will maintain capital and surplus amounts in excess of the statutory minimum requirements of $3,000. At December 31, 2007, Transamerica Financial Life Insurance Company had capital and surplus of $813,295. The Company has recorded no liability for this guarantee.

The Company has provided a guarantee for the performance of a noninsurance subsidiary that was involved in a guaranteed sale of investments in low-income housing tax credit partnerships. These partnerships are partially owned by a noninsurance subsidiary of the Company for which a third party is the primary investor. The balance of the investor’s capital accounts covered by this transaction is $4,549 at December 31, 2007. The nature of the obligation is to provide the investor with a minimum guaranteed annual and cumulative return on their contributed capital. The Company is not at risk for changes in tax law or the investor’s inability to fully utilize the tax benefits. Accordingly, the Company believes the chance of having to make material payments under the guarantee is remote.

The Company has contingent commitments of $30,913 and $65,938, as of December 31, 2007 and 2006, respectively, for joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $10,566 and $27,119, respectively.

The Company pledged assets as collateral for derivative transactions in the amount of $2,780 and $3,041 at December 31, 2007 and 2006, respectively. In conjunction with derivative transactions, cash in the amount of $63,936 and $80,144 and securities in the amount of $26,725 and $32,674 were posted to the Company as of December 31, 2007 and 2006, respectively, which were not included in the financial statements of the Company.

At December 31, 2007 and 2006, the net amount of securities being acquired on a “to be announced” (TBA) basis was $1,016 and $70,348, respectively.

The Company has private placement commitments outstanding as of December 31, 2007 and 2006 of $5,000 and $8,700, respectively.

61

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

15. Commitments and Contingencies (continued)

In the normal course of business, the Company has obtained letters of credit of $3,948 for the benefit of non-affiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $4,986 and $5,177 at December 31, 2007 and 2006, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $571, $503 and $460, for the years ended December 31, 2007, 2006 and 2005, respectively.

16. Leases

The Company owns several properties that are leased to others. Future minimum lease payments receivable under non-cancelable leasing arrangements as of December 31, 2007 are as follows:

2008	$5,054
2009	3,354
2010	3,005
2011	2,359
2012	1,403
Thereafter	5,778

17. Subsequent Events

On June 2, 2008, AEGON made a capital contribution to the Company in the amount of $408,438 in exchange for 427,831 shares of common stock. On June 3, 2008, the Company purchased its outstanding Series A preferred stock from AEGON for $392,000, and paid accumulated accrued dividends of $16,438.

62

Life Investors Insurance Company of America

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

17. Subsequent Events (continued)

Effective July 1, 2008, the Company entered into a reinsurance agreement with Canadian Premier, an affiliate, to reinsure on an assumption basis all of the insurance policies and assign all of its insurance obligations of its Canadian branch.

The Company is scheduled to merge into Transamerica Life Insurance Company, an affiliate, on October 2, 2008.

18. Events (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm

Unprecedented levels of credit events took place during 2008. The Company recognized impairments of $48,554 in its bond and stock portfolios for the nine months ended September 30, 2008. Of this amount, $44,759 was impaired in the third quarter.

Effective October 2, 2008, the Company, was merged into TLIC, an affiliated Iowa-domiciled life insurer. This transaction was accounted for under the statutory merger method. The Plans of Merger stated that TLIC would be the surviving corporation.

The Company’s common stock was deemed cancelled by operation of law. In exchange for its agreement to merge the Company into TLIC, AEGON USA, LLC, the Company’s parent, received common stock of TIHI equal in value to the fair value of the Company’s common stock that was deemed cancelled. TIHI is the owner of the Company’s common stock.

Consolidated un-audited proforma results of the merged company as of September 30, 2008 would have been as follows:

Total Consolidated Admitted Assets	$106,383,980
Total Consolidated Liabilities	102,290,339
Total Consolidated Capital and Surplus	4,093,641
Total Consolidated Net Income	574,650

63

Statutory-Basis Financial

Statement Schedules

Life Investors Insurance Company of America

Summary of Investments – Other Than Investments in Related Parties

December 31, 2007

SCHEDULE I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet
Fixed maturities
Bonds:
United States Government and government agencies and authorities	$260,390	$266,874	$260,390
States, municipalities and political subdivisions	236,348	233,019	236,348
Foreign governments	85,518	91,964	85,518
Public utilities	555,176	561,014	555,176
All other corporate bonds	5,839,355	5,792,721	5,839,355
Preferred stocks	145,648	137,371	145,648

Total fixed maturities	7,122,435	7,082,963	7,122,435

Equity securities
Common stocks:
Public utilities	—	—	—
Banks, trust and insurance	424	435	435
Industrial, miscellaneous and all other	1,928	4,459	4,459

Total common stocks	2,352	4,894	4,894

Mortgage loans on real estate	1,080,994		1,080,994
Real estate	109,278		109,278
Policy loans	207,383		207,383
Other long-term investments	249,166		249,166
Cash, cash equivalents and short-term investments	157,174		157,174

Total investments	$8,928,782		$8,931,324

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

64

Life Investors Insurance Company of America

Supplementary Insurance Information

December 31, 2007

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2007
Individual life	$2,644,969	$—	$22,582	$154,696	$170,058	$150,685	$374,815
Individual health	1,580,963	129,113	67,582	301,154	103,718	295,834	117,034	$345,938
Group life and health	916,810	13,503	33,333	174,508	56,619	181,187	131,082	219,838
Annuity	2,943,580	—	27	22,804	189,558	35,471	68,876

	$8,086,322	$142,616	$123,524	$653,162	$519,953	$663,177	$691,807

Year ended December 31, 2006
Individual life	$2,708,451	$—	$21,725	$124,485	$166,698	$171,165	$205,410
Individual health	1,432,572	128,383	98,740	311,478	90,872	323,888	113,835	$348,227
Group life and health	879,796	14,088	32,366	199,433	52,227	194,062	64,335	227,969
Annuity	3,370,639	—	45	26,718	216,360	(143,390)	82,833

	$8,391,458	$142,471	$152,876	$662,114	$526,157	$545,725	$466,413

Year ended December 31, 2005
Individual life	$2,753,940	$—	$20,062	$207,266	$177,631	$244,311	$88,332
Individual health	1,293,458	122,983	86,523	303,044	84,391	365,782	137,880	$342,921
Group life and health	838,937	15,288	37,225	212,206	52,481	198,642	74,262	243,837
Annuity	4,154,918	—	77	41,098	265,252	(32,061)	116,679

	$9,041,253	$138,271	$143,887	$763,614	$579,755	$776,674	$417,153

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

65

Life Investors Insurance Company of America

Reinsurance

December 31, 2007

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2007
Life insurance in force	$56,646,000	$26,059,136	$582,871	$31,169,735	2%

Premiums:
Individual life	$367,382	$226,006	$13,319	$154,695	9
Individual health	345,938	53,500	8,716	301,154	3
Group life and health	219,838	54,300	8,971	174,509	5
Annuity	24,105	2,006	705	22,804	3

	$957,263	$335,812	$31,711	$653,162	5%

Year ended December 31, 2006
Life insurance in force	$53,958,644	$25,127,949	$2,538,338	$31,369,033	8%

Premiums:
Individual life	$253,009	$170,476	$41,952	$124,485	34%
Individual health	348,227	48,423	11,674	311,478	4
Group life and health	227,969	57,791	29,255	199,433	15
Annuity	29,737	3,510	491	26,718	2

	$858,942	$280,200	$83,372	$662,114	13%

Year ended December 31, 2005
Life insurance in force	$55,599,689	$24,195,573	$2,864,494	$34,268,610	8%

Premiums:
Individual life	$239,432	$72,140	$39,975	$207,267	19%
Individual health	342,921	51,601	11,724	303,044	4
Group life and health	243,837	63,822	32,190	212,205	15
Annuity	49,874	9,964	1,188	41,098	3

	$876,064	$197,527	$85,077	$763,614	11%

66

FINANCIAL STATEMENTS

Separate Account B of Transamerica Occidental Life Insurance Company -

Individual Equity Investment Fund Contract

Year Ended December 31, 2007

Separate Account B of Transamerica

Occidental Life Insurance Company -

Individual Equity Investment Fund Contract

Financial Statements

Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Contract Owners

of Individual Equity Investment Fund Contract

Transamerica Occidental Life Insurance Company

We have audited the accompanying statement of assets and liabilities of the Growth Subaccount of Separate Account B of Transamerica Occidental Life Insurance Company as of December 31, 2007, and the related statement of operations and changes in net assets for the periods indicated thereon. The financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the mutual fund’s transfer agent. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Growth Subaccount of Separate Account B of Transamerica Occidental Life Insurance Company as of December 31, 2007, and the results of its operations and the changes in its net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

March 21, 2008

1

Separate Account B of Transamerica

Occidental Life Insurance Company -

Individual Equity Investment Fund Contract

Statement of Assets and Liabilities

December 31, 2007

Growth Subaccount
Assets
Investment in securities:
Number of shares	2,087,783.802

Cost	$19,691,622

Investments in mutual funds, at net asset value	$21,545,929
Receivable for units sold	1

Total assets	21,545,930

Liabilities
Payable for units redeemed	—

$21,545,930

Net Assets:
Deferred annuity contracts terminable by owners	$21,545,930

Total net assets	$21,545,930

Accumulation units outstanding	407,026

Accumulation unit value	$52.935035

See accompanying notes.

2

Separate Account B of Transamerica

Occidental Life Insurance Company -

Individual Equity Investment Fund Contract

Statements of Operations

Year Ended December 31, 2007

Growth Subaccount
Net investment income (loss)
Income:
Dividends	$95,722
Expenses:
Administrative, mortality and expense risk charge	206,378

Net investment income (loss)	(110,656)

Net realized and unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Realized gain distributions	1,477,024
Proceeds from sales	1,253,516
Cost of investments sold	1,239,038

Net realized capital gains (losses) on investments	1,491,502

Net change in unrealized appreciation/depreciation of investments:
Beginning of period	60,376
End of period	1,854,307

Net change in unrealized appreciation/depreciation of investments	1,793,931

Net realized and unrealized capital gains (losses) on investments	3,285,433

Increase (decrease) in net assets from operations	$3,174,777

See accompanying notes.

3

Separate Account B of Transamerica

Occidental Life Insurance Company -

Individual Equity Investment Fund Contract

Statements of Changes in Net Assets

Year Ended December 31, 2007 and 2006

	Growth Subaccount
	2007	2006
Operations
Net investment income (loss)	$(110,656)	$(125,196)
Net realized capital gains (losses) on investments	1,491,502	1,306,349
Net change in unrealized appreciation/depreciation of investments	1,793,931	270,225

Increase (decrease) in net assets from operations	3,174,777	1,451,378

Contract transactions
Net contract purchase payments	—	—
Transfer payments from (to) other subaccounts or general account	3,679	47,010
Contract terminations, withdrawals, and other deductions	(1,045,333)	(2,072,704)
Contract maintenance charges	—	—

Increase (decrease) in net assets from contract transactions	(1,041,654)	(2,025,694)

Net increase (decrease) in net assets	2,133,123	(574,316)

Net assets:
Beginning of the period	19,412,807	19,987,123

End of the period	$21,545,930	$19,412,807

See accompanying notes.

4

Separate Account B of Transamerica

Occidental Life Insurance Company -

Individual Equity Investment Fund Contract

Notes to Financial Statements

December 31, 2007

1.	Organization and Summary of Significant Accounting Policies

Organization

Separate Account B of Transamerica Occidental Life Insurance Company (the Mutual Fund Account) is a segregated investment account of Transamerica Occidental Life Insurance Company (Transamerica Life), an indirect wholly owned subsidiary of Transamerica Corporation, which is an indirect wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Mutual Fund Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to the provisions of the Investment Company Act of 1940. The Mutual Fund Account is invested solely in the Growth Portfolio (the Portfolio) of the Transamerica Variable Insurance Fund, Inc. Activity in this subaccount is available to contract owners of the Individual Equity Investment Fund Contract.

Investments

Net purchase payments received by the mutual fund account are invested in the Portfolio of Transamerica Variable Insurance Fund, Inc. Investments are stated at the closing net asset values per share on December 31, 2007.

Realized capital gains and losses from the sales of shares in the Portfolio are determined on the basis of first-in, first-out. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from the investments in the Portfolio are included in the Statement of Operations.

For the year ended December 31, 2007, the aggregate cost of purchases of shares of the Portfolio was $1,578,230. Proceeds from sales of shares of the Growth Portfolio was $1,253,516.

Dividend Income

Dividends received from the Portfolio investments are reinvested to purchase additional mutual fund shares.

5

Separate Account B of Transamerica

Occidental Life Insurance Company -

Individual Equity Investment Fund Contract

Notes to Financial Statements

December 31, 2007

2.	Accumulation Units Outstanding

A summary of changes in accumulation units outstanding follows:

Growth Subaccount
Units outstanding at January 1, 2006	473,886
Units purchased	—
Units redeemed and transferred	(46,465)

Units outstanding at December 31, 2006	427,421
Units purchased	—
Units redeemed and transferred	(20,395)

Units outstanding at December 31, 2007	407,026

6

Separate Account B of Transamerica

Occidental Life Insurance Company -

Individual Equity Investment Fund Contract

Notes to Financial Statements

December 31, 2007

3.	Financial Highlights

Subaccount	Year Ended	Units	Unit Fair Value Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio**	Total Return***
Growth
	12/31/2007	407,026	$52.94	$21,545,930	0.46%	1.00%	16.55%
	12/31/2006	427,421	45.42	19,412,807	0.35	1.00	7.69
	12/31/2005	473,886	42.18	19,987,123	1.16	1.00	16.13
	12/31/2004	527,664	36.32	19,163,796	0.00	1.00	15.22

*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying Portfolio, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying Portfolio in which the subaccount invest.

**	These ratios represent the annualized contract expenses of the Mutual Fund Account, consisting primarily of mortality and expense charges. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Portfolio are excluded.

***	These amounts represent the total return for the period indicated, including changes in the value of the Portfolio, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

7

Separate Account B of Transamerica

Occidental Life Insurance Company -

Individual Equity Investment Fund Contract

Notes to Financial Statements

December 31, 2007

4.	Administrative, Mortality, and Expense Risk Charge

The value of the Mutual Fund Account has been reduced by a charge of 1.00% on each valuation date for mortality and expense risks.

5.	Income Taxes

Operations of the Mutual Fund Account form a part of Transamerica Life, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Mutual Fund Account are accounted for separately from other operations of Transamerica Life for purposes of federal income taxation. The Mutual Fund Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from Transamerica Life. Under existing federal income tax laws, the income of the Mutual Fund Account is not taxable to Transamerica Life, as long as earnings are credited under the variable annuity contracts.

6.	Dividend Distributions

Dividends are not declared by the Mutual Fund Account, since the increase in the value of the underlying investment in the Portfolio is reflected daily in the accumulation unit price used to calculate the equity value within the Mutual Fund Account. Consequently, a dividend distribution by the Portfolio does not change either the accumulation unit price or equity values within the Mutual Fund Account.

8

PART C

OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS:

All required financial statements are included in Part B of this registration statement.

(b)	EXHIBITS:

1	(a) Resolutions of Board of Managers of Occidental’s Separate Account Fund B. (10)

1	(b) Consent of Board of Directors—Merger. (1)

2	Not Applicable

3	Underwriter

(a)	Amended and Restated Principal Underwriting Agreement by and between Transamerica Life Insurance Company, on its own and on behalf of the Separate Account, and Transamerica Capital, Inc. (2)

(a)(2)	Amendment No. 8 and Novation to Amended and Restated Principal Underwriting Agreement (3)

(a)(3)	Form of Amendment No. 11 to Amended and Restated Principal Underwriting Agreement (10)

(b)	Form of Broker/Dealer Supervision and Sales Agreement by and between Transamerica Capital, Inc. and the Broker/Dealer (4)

4	Contracts:

(a)	Form of Employee Benefit Plan Annual Deposit Equity Investment Fund Contract. (10)

(b)	Form of Employee Benefit Plan Single Deposit Equity Investment Fund Contract. (10)

(c)	Form of Individual Retirement Plan Annual Deposit Equity Investment Fund Contract. (10)

5	Applications:

(a)	Application for Individual Equity Investment Fund Contracts. (5)(6)

(b)	Revised Application for Individual Equity Investment Fund Contracts. (5)(6)(7)

1

6	(a) Certificate of Incorporation of Transamerica Life Insurance Company (8)

(b) Bylaws of Transamerica Life Insurance Company. (8)

7	Reinsurance Agreements (9)

8	Form of Participation Agreement. (1)

9	Opinion and Consent of Counsel. (10)

10	Consent of Independent Registered Public Accounting Firm. (10)

11	Not applicable.

12	Not applicable.

13	Powers of Attorney (10)

(1)	Incorporated herein by reference to Initial Filing to Form N-4 Registration Statement (File No. 333-153773) filed on October 2, 2008.
(2)	Incorporated herein by reference to Initial Filing to Form N-4 Registration Statement (File No. 333-98891) filed on August 29, 2002.
(3)	Incorporated herein by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-109580) filed on April 27, 2007.
(4)	Incorporated herein by reference to Initial Filing to Form N-4 Registration Statement (File No. 333-149336) on February 21, 2008.
(5)	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1 (File No. 811-01902).
(6)	Incorporated herein by reference to Registrant’s Registration Statement on Form S-5 (File No. 2-34221) dated August 4, 1969.
(7)	Incorporated herein by reference to Registrant’s Registration Statement on Form N-8B-1 (File No. 811-01902) dated August 4, 1969.
(9)	Incorporated herein by reference to Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-109580) filed on January 7, 2005.
(10)	Filed herewith.

2

ITEM 25. DIRECTORS AND OFFICERS OF THE COMPANY.

The names of Directors and Executive Officers of the Company, their positions and offices with the Company are as follows.

Name	Principal Business Address	Position and Offices with Depositor
Craig D. Vermie	(1)	Director, Senior Vice President, Secretary, and General Counsel
Arthur C. Schneider	(1)	Director, Chief Tax Officer, and Senior Vice President
Eric J. Martin	(1)	Vice President and Corporate Controller
Brenda K. Clancy	(1)	Director and President
M. Craig Fowler	(2)	Vice President and Treasurer
Kenneth Kilbane	(3)	Director and Chairman of the Board
Mark W. Mullin	(1)	Director and Chief Executive Officer

Located at:

(1)	4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001
(2)	400 West Market Street, Louisville, KY 40202
(3)	1150 South Olive Street, Los Angeles, CA 90015

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE COMPANY OR REGISTRANT

The list of all persons directly or indirectly controlled by or under common control with the depositor or registrant is hereby incorporated by reference to Item 26 in Part C of the Registration Statement on Form N-4 of Separate Account VA-2L (File No. 333-153773), filed October 2, 2008.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of September 30, 2008, there were 130 Contract Owners.

3

ITEM 28.	INDEMNIFICATION

The Iowa Code (Sections 490.850 et seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specified producers for determining when indemnification payments can be made.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 19,33 may be permitted to directors, officers and controlling person of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA B, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I, Separate Account VA J, Separate Account VA K, Separate Account VA L, Separate Account VA P, Separate Account VA Q, Separate Account VA R, Separate Account VA S, Separate Account VA W, Separate Account VA X, Separate Account VA Y, Separate Account VA Z, Separate Account VA EE, Separate Account VA-1, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account VA-2L, Separate Account VA-5, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen , Separate Account VL A, Separate Account VUL A, and Separate Account VUL-3. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA GNY, Separate Account VA HNY, Separate Account VA QNY, Separate Account VA WNY, Separate Account VA YNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account and TFLIC Series Life Account. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

4

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Co. of Ohio.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC, Separate Account VA WM, and Separate Account VL E. This account is a separate account of Monumental Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Merrill Lynch Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for ML of New York Variable Annuity Separate Account, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate C; ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of ML Life Insurance Company of New York.

Transamerica Capital, Inc. also serves as principal underwriter of Transamerica Series Trust, Transamerica Funds and Transamerica Investors, Inc.

(b)	Directors and Officers of Transamerica Capital, Inc.

Name	Principal Business Address	Position and Offices with Underwriter
Michael W. Brandsma	(2)	Director, President and Chief Financial Officer
John T. Mallett	(1)	Director
Mark W. Mullin	(1)	Director
Lon J. Olejniczak	(1)	Chief Executive Officer and Director
Blake S. Bostwick	(2)	Chief Operations Officer
David R. Paulsen	(2)	Executive Vice President
Michael G. Petko	(2)	Executive Vice President
Anne M. Spaes	(3)	Executive Vice President and Chief Marketing Officer
Courtney John	(2)	Chief Compliance Officer and Vice President

5

Name	Principal Business Address	Position and Offices with Underwriter
Frank A. Camp	(1)	Secretary
Amy J. Boyle	(4)	Assistant Vice President
John W. Fisher	(4)	Assistant Vice President
Clifton W. Flenniken, III	(5)	Assistant Vice President
Dennis P. Gallagher	(4)	Assistant Vice President
Linda S. Gilmer	(1)	Vice President
Karen D. Heburn	(4)	Vice President
Kyle A. Keelan	(4)	Assistant Vice President
Christy Post-Rissin	(4)	Assistant Vice President
Brenda L. Smith	(4)	Assistant Vice President
Darin D. Smith	(1)	Assistant Vice President
Arthur D. Woods	(4)	Assistant Vice President
Tamara D. Barkdoll	(2)	Assistant Secretary
Erin K. Burke	(1)	Assistant Secretary

(1)	433 Edgewood Road, NE, Cedar Rapids, IA 52499-0001
(2)	4600 S. Syracuse Street, Suite 1100, Denver, CO 80237-2719
(3)	400 West Market Street, Louisville, KY 40202
(4)	570 Carillon Parkway, St. Petersburg, FL 33716
(5)	111 North Charles Street, Baltimore, MD 21201

(c)	Compensation to Principal Underwriter

Name of Principal Underwriter	Net Underwriting Discounts and Commissions[1]	Compensation on Redemption	Brokerage Commissions	Compensation
AFSG Securities Corporation[2]	$0	$0	$0	$0
Transamerica Capital, Inc	$0	$0	$0	$0

[1]	Fiscal Year 2007
[2]	Effective May 1, 2007, Transamerica Capital, Inc. replaced AFSG Securities Corporation as principal underwriter for the Contracts.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

The Company maintains physical possession of each account, book, or other document required to be maintained at its offices at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

ITEM 31. MANAGEMENT SERVICES

Not applicable.

6

ITEM 32. UNDERTAKINGS

(a) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

(b) Transamerica Life Insurance Company hereby represents that the fees and charges deducted under Contracts are reasonable in the aggregate in relation to services rendered, expenses expected to be incurred and risks assumed by Transamerica Life Insurance Company.

7

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this day 17 of December, 2008.

SEPARATE ACCOUNT FUND B

TRANSAMERICA LIFE INSURANCE
COMPANY
Depositor

*
Brenda K. Clancy
President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
*	Director, Senior Vice
Craig D. Vermie	President, Secretary and General Counsel	2008

*	Director, Chief Tax Officer,
Arthur C. Schneider	and Senior Vice President	2008

*	Vice President and
Eric J. Martin	Corporate Controller	2008

*	Director and President
Brenda K. Clancy		2008

*	Vice President and	2008
M. Craig Fowler	Treasurer

*	Director and Chief Executive	2008
Mark W. Mullin	Officer

*	Director and Chairman of	2008
Kenneth Kilbane	the Board

/s/ Darin D. Smith	Attornery-in-Fact	December 17, 2008
*By Darin D. Smith	pursuant to powers of
	Attorney filed previously and herewith

Registration No.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

SEPARATE ACCOUNT FUND B

Exhibit Index

1(a)	Resolutions of Board of Managers of Occidental’s Separate Account Fund B.

3(a)(3)	Form of Amendment No. 11 to Amended and Restated Principal Underwriting Agreement.

4(a)	Form of Employee Benefit Plan Annual Deposit Equity Investment Fund Contract.

4(b)	Form of Employee Benefit Plan Single Deposit Equity Investment Fund Contract.

4(c)	Form of Individual Retirement Plan Annual Deposit Equity Investment Fund Contract.

9	Opinion and Consent of Counsel.

10	Consent of Independent Registered Public Accounting Firm.

13	Powers of Attorney.

1